AEM SPA

RECEIVED
DEC 17 2007
186
SEC MAIL PROCESSING SECTION WASH. D.C.

FILE NO. 82-4911

N.
(da citare nella risposta)

AFG/SLS/SES/254/2007/MAN/as

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
(U.S.A.)

BY COURIER

07028927

December 6, 2007

Attention: Special Counsel, Office of International Corporate Finance

SUPPL

Dear Sir or Madam,

Please find enclosed a copy, translated in English, of the Quarterly Report at September 30, 2007 of Aem Group.

Please do not hesitate to contact the undersigned in Milan (Italy) at 00-39-02-7720-3089, should you have any questions.

Very truly yours,

Maria Angela Nardone
Company Secretary

PROCESSED
JAN 07 2008
THOMSON FINANCIAL

1/3/08

Encl.

Cod. 5968117 - 6/2003

QUARTERLY REPORT AT SEPTEMBER 30, 2007

AEM GROUP

CONTENTS

This is a translation of the Italian original "Relazione Trimestrale al 30 settembre 2007" and has been prepared solely for the convenience of international readers. In the event of any ambiguity the Italian text will prevail. The Italian original will be made available to interested readers upon written request to:

AEM S.p.A. - Investor relation
Corso di Porta Vittoria 4
20122 Milano – Italia
tel. 0039 – 027720.3879

The AEM Group at September 30, 2007

AEM S.p.A.

- 99.99% Aem Elettricità Spa
- 99.99% Aem Gas Spa
- 100% Aem Trading Srl
- 99.99% Aem Energia Spa
- 100% Aem Calore&Servizi Spa
- 40% Plurigas Spa
- 51% Delmi Spa
  - 50% Transalpina Di Energia Srl
    - 63.33% Edison Spa (B)
- 100% Aem Service Srl
- 100% Proaris Srl
- 94% Ecodeco Srl (C)
- 49% e-Utile Spa
- 49% Malpensa Energia Srl
- 35% Alagaz Spa
- 32.52% Società Servizi Valdisotto Spa
- 27% Zincar Srl
- 24.99% AGAM Monza Spa
- 23.53% Metroweb Spa
- 20% Edipower Spa (A)
- 20% ACSM Spa
- 5.76% Atel Aar eTicino SA di Elettricità

A. The percentage interest shown here incorporates the exercise of the put option on the residual 2%. If the shares held through Edison are taken into account, the overall consolidated interest of Edipower S.p.A. comes to 45%.

B. The percentage of 63.33% refers to the ordinary shares held by Transalpina di Energia S.r.l. at September 30, 2007. The percentage interest in the share capital amounts to 63.4%. This percentage takes Edison warrants held by Transalpina di Energia S.r.l. into consideration as though they had been exercised. Note that Edison S.p.A. holds 50% of the interest in Edipower S.p.A.; the percentage includes the put option on the residual 5% as though it had been exercised.

C. The residual 6% interest in the share capital of Ecodeco S.r.l. is subject to a call and put option, respectively in favour of and to be borne by AEM S.p.A., exercisable by the end of 2008 at the same conditions.

Key figures of the AEM Group

Income statement (millions of euro)

	01.01.2007 09.30.2007	01.01.2006 09.30.2006 *Restated*	3rd Qtr. 2007	3rd Qtr. 2006 *Restated*
Revenues	5,037	5,054	1,616	1,555
Operating costs	-3,749	-3,794	-1,218	-1,151
Labour costs	-200	-196	-63	-61
Gross profit from operations	**1,088**	**1,064**	**335**	**343**
Depreciation and amortisation, provisions and writedowns	-464	-448	-164	-143
Profit from operations	**624**	**616**	**171**	**200**
Financial costs	-162	-159	-61	-44
Share of results of companies carried at equity	-	1	-	-
Gains (losses) on disposal of property, plant and equipment	2	-2	-1	-
Other non-operating profits	16	29	3	3
Other non-operating costs	-14	-28	-5	-2
Income before taxes	**466**	**457**	**107**	**157**
Income tax expense	-194	-95	-43	-101
Net result from non-current assets sold or held for sale	-1	8	-	7
Minority interests	-109	-147	-18	-29
Group net profit for the period	**162**	**223**	**46**	**34**
Gross profit from operations/Net revenues	**21.6%**	**21.1%**	**20.7%**	**22.1%**

Financial position (millions of euro)

	01.01.2007 09.30.2007	01.01.2006 09.30.2006 *Restated*
Operating cash flow	715	573
Net capital expenditure on tangible, intangible and long-term financial assets	-651	-434
Free cash flow	64	139

Balance sheet (millions of euro)

	09.30.2007	12.31.2006 *Restated*
Capital employed, net	8,947	8,887
Equity pertaining to the Group and minority interests	4,351	3,972
Consolidated net financial position	-4,596	-4,915
Consolidated net financial position/Equity pertaining to the Group and minority interests	1.06	1.24
Consolidated net financial position/Market cap	0.97	1.08

Key figures of AEM S.p.A.

	09.30.2007	12.31.2006
Share capital (euro)	936,024,648	936,024,648
Number of ordinary shares (par value 0.52 euro)	1,800,047,400	1,800,047,400
Number of treasury shares (par value 0.52 euro)	30,434,850	16,159,850

Key rates and prices

	09.30.2007	09.30.2006
Average of 9 months at 6-month Euribor	4.236%	3.075%
Average price of Brent crude (usd/bbl)	67.13	66.96
Average exchange rate €/$ (*)	1.34	1.24
Average price of Brent crude (Euro/bbl)	50.10	53.82

(*) Source: Italian Foreign Exchange Office

AEM on the Stock Exchange

Market capitalisation at 09/30/2007: € 4,725 m

Average market capitalisation in 2006: € 3,506 m

Average volumes in the first nine months of 2007: 9,982,092

Average volumes in 2006: 7,505,429

Market data (euro per share)

Average price in 2006	1.9452
Average price in first 9 months of 2007	2.6491
High in the first 9 months of 2007	2.999
Low in the first 9 months of 2007	2.345
No. of shares (mn)	1,800



(index numbers 09/01/2006 = 100)
150
140
130
120
110
100
90
set-06 ott-06 nov-06 dic-06 gen-07 feb-07 mar-07 mag-07 giu-07 lug-07 ago-07 set-07
AEM
S&P/MIB

In June, AEM distributed a dividend of € 0.070 per share: in the last 5 years AEM's dividend has grown by an average of 10.8% per year.



€/share
3,1
2,8
2,5
2,2
1,9
80000000
70000000
60000000
50000000
40000000
30000000
20000000
10000000
0
Volumes
set-06 ott-06 nov-06 dic-06 gen-07 feb-07 mar-07 mag-07 giu-07 lug-07 ago-07 set-07
Volume
Price

Aem forms part of the following indices:

- S&P/MIB
- DJ STOXX
- DJ EUROSTOXX
- FTSE

Ethical indexes

- FTSE4GOOD
- Ethibel Sustainability
- Axia Ethical
- ECPI Ethical Index EMU

Source: Bloomberg

Corporate bodies

Board of Directors

Chairman and Managing Director
Giuliano Zuccoli

Deputy Chairman
Alberto Sciumè

Directors
Dario Cassinelli
Mario Mauri
Paolo Oberti
Francesco Randazzo
Aldo Scarselli
Antonio Taormina
Gianni Castelli (appointed by the Board of Directors on February 28, 2007 and confirmed by the Shareholders' Meeting of April 26, 2007)

General Manager
Renato Ravanelli

Board of Statutory Auditors

Chairman
Alfredo Fossati

Acting Statutory Auditors
Salvatore Rino Messina
Luigi Carlo Spadacini

Substitute Statutory Auditors
Renato Ravasio
Giovanni Nicola Rocca

Independent Auditors
PricewaterhouseCoopers S.p.A. (appointed by the Shareholders' Meeting of April 26, 2007).

Significant events during the period of the AEM Group

New loan for Edipower S.p.A.

On January 29, 2007 Edipower S.p.A. stipulated with a pool of Italian and international banks a new credit facility for euro 2,000,000,000 to refinance the existing one, originally of euro 2,300,000,000, stipulated in 2003 and renegotiated in 2005.

The new loan was granted and the previous one repaid on February 2, 2007.

The new loan lasts for 5 years and consists of a medium-term tranche of euro 1,800,000,000 for full use and one of euro 200,000,000 on a revolving basis, to be used to finance working capital. It is backed by a pledge from the shareholders of Edipower S.p.A. on its shares.

Personal guarantees, on the other hand, were given by the industrial partners to ensure that Edipower S.p.A. had the financial resources needed to complete the repowering plan. The financing banks used to have a series of liens and guarantees on the company's assets, but these have now been eliminated.

The economic conditions of the new line of credit, which is due to expire on December 31, 2011, instead of the previous expiry date of September 13, 2008, also ensure significant savings in financial charges for the Company.

Edison and Depa: an important step forwards in the IGI project for the construction of the Italy-Greece gas pipeline

On January 31, 2007 Pierluigi Bersani, the Italian Minister for Economic Development, and Dimitris Sioufas, the Greek Minister of Development, signed a Protocol of Understanding, in which the two countries' governments gave Edison and Depa the chance to use transport capacity of 8 billion cubic metres of gas per year provided by the IGI gas pipeline between Italy and Greece for 25 years. This project is being given maximum priority at EU level and has been declared a "Project of European Interest" by Brussels.

The IGI gas pipeline will make it possible for Italy and other EU countries to import 8 billion cubic metres of natural gas per year from the Caspian Sea and the Middle East, where more than 20% of the world's gas reserves are to be found (30,000 billion cubic metres of gas). The IGI pipeline will represent a new supply route for the Italian and European energy system, which should increase its security and encourage more competition on the EU gas market.

Edison: capital increased by 519 million euro

In January 2007, 519,564,810 "Edison S.p.A. ordinary share warrants 2007" were exercised at the subscription price of 1 euro per share. As a result of this exercise, Edison received 519,564,810 euro. There are 498,958,615. "Edison S.p.A. ordinary share warrants 2007" still outstanding at September 30, 2007.

Edison: wins 5 new hydrocarbon exploration licences in Norway

On February 12, 2007, through its subsidiary Edison International S.p.A., Edison S.p.A. was awarded 5 new hydrocarbon exploration licences in the Norwegian Continental Platform by the Oil and Energy Ministry of Norway. In particular, the company acquired three licences in the North Sea and two in the Sea of Norway. Edison will be present in these blocks with quotas that vary from 50% to 15%, in joint venture with important international operators. The contracts provide for an initial exploration period of between five and six years, split into three or four operating phases. The joint venture can renounce the permit at the end of each phase if no commercial findings have been made.

Edison: sale of the investment in Serene to BG Italia completed

On February 14, 2007 Edison S.p.A. completed the sale to BG Italia S.p.A. of 66.3% of Serene S.p.A., a company in which BG Italia S.p.A. already held the other 33.7%, after obtaining approval from the Antitrust Authority.

The price paid by BG Italia to Edison for the shares in Serene amounts to 98 million euro, substantially in line with book value. This price includes a component of up to 13 million euro, payment of which is subject to developments in the CIP6/92 regulations concerning Kyoto emission rights.

AEM S.p.A.: sale of investment in Mestni Plinovodi d.o.o. completed

On February 23, 2007, the transfer of AEM's 41.109% stake in Mestni Plinovodi d.o.o. to ACSM S.p.A. was formalised.

This completes the operation laid down in the framework agreement of July 25, 2006 between the Municipality of Como, ACSM and AEM and approved by the shareholders of ACSM at the meeting held on August 5, 2006.

Edison and Petrobras form an alliance to explore for hydrocarbons in Senegal

On February 27, 2007, Edison, through its subsidiary Edison International, and Petrobras, Brazil's national hydrocarbons company, signed an agreement under which Petrobras will work alongside Edison in the exploration of the Rufisque Offshore Profond block off the Senegal shore, taking a 40% stake in the project. As a result of this deal, Edison, as the block operator, has reduced its interest to 55%, while Petrosen, Senegal's national hydrocarbons company, continues to hold 5%.

Under the agreement, Petrobras is to help pay the exploration costs incurred up to the end of 2006, as well as 70% of the cost of acquiring and processing new seismic data for the permit.

Edison: Gas liquefaction plant for the Rovigo terminal inaugurated in Qatar

March 20, 2007 saw the inauguration in Qatar of the liquefaction plant for the natural gas that is to be regassified for Edison at the "Adriatic LNG" terminal, which will be installed in the Adriatic Sea off the shore of Porto Levante (RO) with a total capacity of 8 billion cubic metres per year.

In particular, this was the inauguration of the so-called Train 5 operated by Ras Laffan Liquefied Natural Gas Company II (RasGas II) - the joint venture between Qatar Petroleum and ExxonMobil, Edison's partner in the construction of the regassification plant - which will supply Edison with LNG. Train 5, which is one of the most technologically advanced in the world, has a capacity of 4.7 million tonnes of LNG per year, equal to around 6.4 billion cubic metres of gas per year.

Under the agreements that have been signed, Qatar will supply Edison 6.4 billion cubic metres of gas per year for 25 years, which will make a major contribution towards the diversification and security of Italy's gas supplies.

AEM S.p.A. buys 7.497% of A.G.A.M. S.p.A. from IRIDE Acqua Gas S.p.A. raising its stake in A.G.A.M. to 24.99%.

On April 2, 2007, AEM S.p.A. and IRIDE Acqua Gas S.p.A. signed a contract for the sale of IRIDE's entire 7.497% investment in A.G.A.M. Ambiente Gas Acqua Monza S.p.A. ("AGAM") to AEM S.p.A. for euro 7,380,000.

As a result of this acquisition, AEM S.p.A. now holds 24.99% of AGAM, which is currently the entire amount that can be held by a private entity, acting as strategic partner of the Municipality of Monza in the share capital of AGAM, as laid down in municipal resolution no. 55 of February 17, 2000.

For IRIDE Acqua Gas, the deal forms part of a general reorganisation of the IRIDE Group's equity investments following the recent merger between AMGA S.p.A. and AEM Torino S.p.A.

AGAM manages local services in the Municipality of Monza, which include natural gas distribution, collection and distribution of drinking water and the sewage system; the company also produces heat for district heating and electricity in a cogeneration plant.

Under the shareholder agreements currently in force with the Municipality of Monza and up to their expiry date in 2009, unless they are renewed, AEM will continue to have the right, as the only strategic partner, to appoint the Managing Director as well as a certain number of members of AGAM's Board of Directors and Board of Statutory Auditors.
On March 30, 2007, the acquisition was communicated to the Anti-Trust Authority for its approval as required by law.
The Authority have its go-ahead on April 18, 2007.

AEM's Board of Directors approves a share buy-back plan for up to 5% of the share capital.
On May 4, 2007 the Board of Directors of AEM S.p.A. resolved to implement the plan to purchase treasury shares authorised by the shareholders' meeting on October 27, 2006.
The details of the buy-back plan are as follows:

- the objective is to enable the Company to take advantage of efficient ways of investing its liquidity, including hedging and trading;
- purchases will be carried out within the limits of distributable earnings and the free reserves shown in the latest approved set of financial statements;
- the maximum number of shares involved in the buy-back plan cannot exceed 5% of the share capital (i.e. 90,002,370 shares); therefore, taking into account the 16,159,850 shares already owned by the Company as of today (around 0.89% of the share capital), the number of shares to be purchased cannot exceed 73,842,520;
- purchases will be made on the Stock Exchange where the shares are listed, in one or more tranches over 18 months from the date of the shareholders' meeting resolution in accordance with art. 132 of Decree 58 of February 24, 1998 and art. 144-bis of the Issuers' Regulations adopted by CONSOB with resolution 11971, at a price not more than 5% above and not more than 5% below the reference price posted by the shares at the stock market session immediately preceding each purchase.

Edison: construction of a 400 MW combined-cycle thermoelectric plant at Thisvi, in Greece.
On May 9, 2007, Edison's Board of Directors approved an investment of around 250 million euro construction of a 400 MW combined-cycle thermoelectric plant at Thisvi, in the centre of Greece. This project, which has already obtained an installation licence from the Greek authorities, will be carried out in partnership (65% Edison) with Hellenic Energy & Development and Viohalco, both local energy development companies.

AEM's Board of Directors approves the structure and principal terms and conditions for a merger between AEM S.p.A. and ASM S.p.A.
On June 4, 2007 the Boards of Directors of AEM S.p.A. ("AEM") and ASM S.p.A ("ASM") approved the structure and the principal terms and conditions of a business combination between the two companies by means of a merger. Details of this project are as follows:

- Absorption of ASM by AEM.
- Registered office in Brescia.
- Share exchange ratio of 1.60 (each shareholder of ASM will receive 8 AEM shares for every 5 ASM shares).
- An extraordinary dividend of 0.11 euro per share to the shareholders of ASM to be paid prior to the date that the merger takes effect for a total of 85 million euro.
- Valuation of the company's economic capital of 1.63934x net of the ordinary dividends already authorised.
- The deal is subject to confirmation by CONSOB that it would not lead to an obligatory Public Purchase Offer.

The integration of AEM and ASM will give rise to a leading multi-utility group with a predominant energy component and considerable potential for vertical integration along the electricity and gas value chain.

The post-merger company will adopt the dualistic governance model, with a Supervisory Board and a Management Board that will remain in office for three years at a time. The Supervisory Board will be made up of 15 Directors, of whom 6 appointed directly by the Municipality of Brescia, 6 by the Municipality of Milan, pursuant to art. 2449 of the Civil Code, and the remaining 3 Directors elected by minority lists. The Management Board will consist of 8 Directors appointed by the Supervisory Board on the basis of lists presented by the Supervisory Directors.
On the proposal of the Supervisory Board, the Management Board will appoint two General Managers, who can also be chosen from among the Management Directors, with complementary skills and functions. One of these General Managers will be responsible for the Market Division and of the central offices responsible for providing corporate services and performing centralised activities for the managements of the post-merger company and the other Group companies; The other General Manager will be responsible for the Technical and Operations Divisions of the post-merger company and the other Group companies, such as production, engineering, technical and operating development and innovation, distribution of electricity and gas, distribution of heat, the integrated water cycle and environmental services.
The post-merger company's governance will be based on the principle of alternation and alternativity of the top positions also for the mandates of the Supervisory Board and of the Management Board after the first one.
The post-merger company will also have a Strategy Committee to handle special projects, made up of the Chairmen and Deputy Chairmen of the Supervisory and Management Boards, as well as the two General Managers, and it will be chaired by the Chairman of the Supervisory Board.
In order to ensure unity and consistency in the management of the post-merger company, the municipalities of Brescia and Milan, which together own 55% of the voting share capital, will stipulate a shareholder agreement that will govern, among other things, the principles and methods for nominating and appointing office bearers and how voting will take place at General Meetings, guaranteeing stability of control by the two Municipalities.
Moreover, the articles of association of the post-merger company will continue to include a 5% maximum limit on the voting rights of shareholders other than the Municipalities of Brescia and Milan with the two Municipalities holding a right of veto against resolutions involving the liquidation, sale, merger or spin-off of the company, transfer of its head office abroad, change in the company purpose and approval of amendments to the articles of association that suppress or alter this right of veto.
The merger plan is conditioned, among other things, by the approval of the pertinent authorities and resolutions by the various corporate bodies approving the merger and the amendments to the articles of association of the merging company. The shareholders of the two companies will be called to general meetings once the operation has been approved by the City Councils of Milan and Brescia.
The board meetings that will decide on the merger plan are expected to take place by June 30, 2007.
The merger is expected to be completed by the end of 2007.

On the same date, the Mayors of Brescia and Milan, being aware of the overall plan for AEM and ASM to merge, met to sign a document containing the guidelines for the Municipalities relating to the merger between AEM and ASM, which will be submitted for approval by the respective City Councils.
In line with what was declared ever since the early stages of the negotiations, the fundamental principles underlying the ownership structure and governance of the post-merger company are based on:

- Equal shareholdings on the part of the two Municipalities: based on the share exchange ratio mentioned in the framework agreement between the two companies, the Municipalities will each have an initial interest of 27.5%.

- Overall shareholding by the two Municipalities of at least 50% plus two voting shares: in order to reinforce their joint public control of the post-merger Company, the Municipalities will purchase a further 5.33 million shares in total.
- Corporate Governance based on the two Municipalities having identical roles and identical powers, also in the event that the Municipality of Milan's interest gets diluted as a result of the conversion of the convertible bond loan into AEM shares issued by the Municipality of Milan, without prejudice to the fact that the overall shareholding has to be at least 50% plus two voting shares.

The merger between AEM and ASM is subject to execution of the merger between AEM and AMSA, as envisaged in the protocol of understanding signed by the Companies on June 4, 2007 and agreed to in principle by the Municipality of Milan, assuming that it will be approved by the City Council.

AEM's Board of Directors approves the structure and principal terms and conditions of a merger between AEM S.p.A. and AMSA S.p.A.
On June 4, 2007, the Board of Directors of AEM S.p.A. approved the Guidelines for the merger with AMSA as part of its strategy to consolidate its position in environmental services and the production of energy from alternative sources. This deal forms part of AEM's strategy of strengthening its presence in all stages of the business chain of environmental services (collection, treatment and disposal of waste with energy recovery), becoming the second largest operator in this sector in the whole of Italy, also as a result of exercising the option to buy the other 70% of Ecodeco S.r.l. approved by the AEM's Board of Directors on May 15, 2007.
The absorption of AMSA makes it possible to combine AEM and AMSA's activities in the waste sector, creating a leading operator in environmental services that is integrated along the entire production chain (differentiated collection, special types of waste, waste-to-energy) and positioned in a geographical area that has a high level of demand for waste disposal/incineration and significant levels of growth foreseen for the coming years.

The deal consists of AMSA being absorbed by AEM once AMSA has gone through a reorganisation involving:
- AMSA setting up a new company called "AMSA S.r.l.", to which will be transferred the business division that includes waste collection, street cleaning and waste disposal (including the incineration plant), as well as the investments held in AMSA 2 S.r.l. and AMSA 3 S.r.l.;
- the spin-off by AMSA to a new company called "AMSA Patrimonio S.p.A.", owned 100% by the Municipality of Milan, of the non-duplicable assets used in running the waste collection and street sweeping services;
- a name change from AMSA S.p.A. to AMSA Holding S.p.A., prior to the latter being merged with AEM.

The operation, which will have to be submitted for approval by the shareholders of AEM and AMSA, will be completed without any need to launch an obligatory Public Purchase Offer in accordance with art. 49.1.f) of the Issuers' Regulations, in light of the fact that there are effective and motivated industrial needs that the operation will be able to satisfy.

The share exchange ratio has been indicatively set at 10.07 new AEM shares for every AMSA share. The definitive share exchange ratio can be approved by a later meeting of the Board of Directors, expected to take place by June 30, 2007, which will be able to express the detailed characteristics of the operation by examining the merger plan.
AMSA has been valued as follows: equity of Euro 270 million and an enterprise value equal to a multiple of 2006 EBITDA of 6.8x.

The underlying assumption for this operation is the definition of a three-year contract for the services rendered to the Municipality of Milan in line with what was established in the protocol of understanding signed by AEM and AMSA.
As a result of the merger of AMSA with AEM, the Municipality of Milan's interest in AEM would increase from 42.6% to 45.6%.

Two conditions have to be satisfied before the deal can go through:
1) the pertinent municipal bodies have to adopt the necessary administrative measures for the operation to go through in line with current methods, timing and procedures;
2) The Anti-Trust Authority has to give its go-ahead.

AEM's Board of Directors appoints Renato Ravanelli General Manager
On June 25, 2007, the Board of Directors of AEM S.p.A. approved the appointment of Renato Ravanelli as General Manager. He will be responsible for implementation of the merger with ASM S.p.A.

AEM's Board of Directors approves the merger of AMSA with AEM and the subsequent merger of ASM with AEM
In line with what was announced to the market on June 4, 2007, on June 25, 2007 the Boards of Directors of AEM, ASM and AMSA approved their part of the merger of AMSA with AEM and the subsequent merger of ASM with AEM. They also delegated their Chairmen to call the respective extraordinary shareholders' meetings to approve the merger plans after approval by the Milan City Council of the resolutions concerning it regarding the merger of AMSA with AEM and approval by the Brescia and Milan City Councils of the resolutions concerning them regarding the merger of ASM with AEM (also in consideration of the special powers attributed to the Municipality of Milan by AEM's current articles of association).
The reference balance sheets required by art. 2501-quater of the Italian Civil Code are represented by the statutory financial statements of AEM and ASM at December 31, 2006, as approved by their shareholders' meetings on April 26 and 20, 2007 respectively.

Edison's shareholders' meeting approves the amendments to the articles of association
On June 26, 2007 the extraordinary shareholders' meeting of Edison S.p.A. approved the amendments to the articles of association regarding the law on savings protection, already examined by the Board of Directors on May 25, 2007. Of the main changes, the most important concerns the introduction of a list voting system for the appointment of the Board of Directors so as to permit the election of a director by the minority shareholders, in this case increasing the number of board members to 13.

AEM's shareholders' meeting approves the amendments to the articles of association
On June 28, 2007 the extraordinary shareholders' meeting of AEM S.p.A. approved the amendments to the articles of association regarding the law on savings protection, already examined by the Board of Directors on May 15, 2007.

Edison: Joint venture with Hellenic Petroleum in Greece
On July 11, 2007 the Board of Directors of Edison S.p.A. approved the signing of a Memorandum of Agreement between Edison and Hellenic Petroleum, the main hydrocarbon operator in Greece, for the creation of a 50/50 joint venture in the electricity sector in Greece. Hellenic Petroleum will transfer to the new joint venture its subsidiary T-Power, which operates a natural gas-fired 390 MW combined-cycle power plant in Thessaloniki, whereas Edison will transfer its interest (65%) in the project for a 420 MW combined-cycle power plant which it is developing at Thisvi, in central Greece, and the project currently being studied for the construction of a 600 MW coal-fired power station in the industrial port of Astakos, in the Greek region of Etoloakarnania. The aim of the joint

venture is to achieve a production capacity of more than 1,400 MW (of which 390 MW is already in operation).

AEM: exercise the put and call options for Edipower

On July 16, 2007 AEM S.p.A. exercised its call on the shares of Edipower S.p.A. versus the financing partners Interbanca S.p.A. and Albojo Limited (100% The Royal Bank of Scotland) for the purchase of 28,826,000 shares equal to 2% of the share capital. The shares were transferred on July 31, 2007. AEM S.p.A. also received notice that Unicredit S.p.A. had exercised its put to sell to AEM S.p.A. a total of 28,826,000 shares in Edipower S.p.A. equal to 2% of the share capital. The shares are expected to be transferred by the end of January 2008.

The total outlay will be around 105 million euro.

Following transfer of the shares, AEM S.p.A.'s stake in Edipower S.p.A. will rise from 16% to 20%.

Edison: exercised the put and call options for Edipower

On July 16, 2007 AEM S.p.A. exercised its call on the shares of Edipower S.p.A. versus the financing partners Interbanca S.p.A. and Albojo Limited (100% The Royal Bank of Scotland) for the purchase of 76,065,000 shares equal to 5% of the share capital, as agreed in 2002 and 2003. The shares were transferred on July 31, 2007.

S.p.A. also received notice that Unicredit S.p.A. had exercised its put to sell to Edison S.p.A. a total of 76,065,000 shares in Edipower S.p.A. equal to 5% of the share capital. The shares are expected to be transferred by the end of January 2008. The total outlay will be around 265 million euro. Following transfer of the shares, Edison S.p.A.'s stake in Edipower S.p.A. will rise from 40% to 50%.

AEM: call option for Ecodeco exercised

On July 24, 2007, following the exercise of the call option for Ecodeco S.r.l., AEM acquired 64% of Ecodeco S.r.l. for Euro 223.6 million euro.

As a result of this purchase, AEM now holds 94% of Ecodeco S.r.l. The other 6% of Ecodeco S.r.l. is the object of a call and put option, respectively in favour of and to be borne by AEM S.p.A., exercisable by the end of 2008 at the same conditions.

There is also provision for the price to be adjusted (up or down) based on 50% of any change in the 2007 gross operating profit compared with what it was in 2006 (calculated according to Italian GAAP and subject to certain adjustments), to which will be applied the contractual multiple of 6.8.

Plan to merge AEM S.p.A., AMSA S.p.A. and ASM S.p.A.

As part of the proceedings related to the merger of AEM S.p.A., AMSA S.p.A. and ASM S.p.A., on July 23, 2007 the Milan City Council approved the plan for AMSA S.p.A. to be absorbed by AEM S.p.A. and all of the related preparatory steps, as indicated in the Merger Plan approved by the Board of Directors on June 25, 2007. On June 27, 2007 and July 23, 2007 respectively, the Brescia and Milan City Councils approved the plan for ASM S.p.A. to be absorbed by AEM S.p.A.

Edison: Intergovernmental Agreement for the development of a Turkey-Greece-Italy gas transit corridor

On July 26, 2007, the Italian Minister for Economic Development, the Greek Minister of Development and the Turkish Minister of Energy and Natural Resources signed an Intergovernmental Agreement for a development of a system of gas pipelines for the importation through Turkey and Greece of natural gas from the Caspian Basin and the Middle East, areas that have more than 20% of the world's reserves (with 30,000 billion cubic metres of gas).

With this formal document, the three governments recognise the strategic value of the gas transit corridor and undertake to support the activity of the industrial enterprises involved in building the infrastructure (Italy's Edison, Greece's Depa and Desfa, and Turkey's Botas), in order to accelerate the construction time and do everything possible for it to be inaugurated by the end of 2012. In

particular, the Agreement defines the duties and responsibilities of the industrial enterprises involved, identifies the methods of finalising the agreements for the transit of the gas through Turkey and sets up an Intergovernmental Coordination Committee with the specific task of monitoring and facilitating the construction of the various sections of the Turkey-Greece-Italy corridor.

Directors' report on operations

Summary of results, assets and liabilities and financial position

AEM Group

Results

Millions of euro	*01.01.2007 09.30.2007*	*% revenues*	*01.01.2006 09.30.2006 Restated*	*% revenues*	*Change*
Revenues	**5,037**	***100.0%***	**5,054**	***100.0%***	**(17)**
of which:					
- Revenues	*4,969*	*98.6%*	*4,953*	*98.0%*	*16*
- Other operating income	*68*	*1.4%*	*101*	*2.0%*	*(33)*
Operating costs	(3,749)	*-74.4%*	(3,794)	*-75.1%*	45
Labour costs	(200)	*-4.0%*	(196)	*-3.9%*	(4)
Gross profit from operations	**1,088**	***21.6%***	**1,064**	***21.1%***	**24**
Depreciation and amortisation	(429)	*-8.5%*	(390)	*-7.7%*	(39)
Provisions and writedowns	(35)	*-0.7%*	(58)	*-1.1%*	23
Profit from operations	**624**	***12.4%***	**616**	***12.2%***	**8**
Net charges from financial management	(162)	*-3.2%*	(159)	*-3.1%*	(3)
Share of results of companies carried at equity	-	*0.0%*	1	*0.0%*	(1)
Gains (losses) on disposals	2	*0.0%*	(2)	*0.0%*	4
Other non-operating profits	16	*0.3%*	29	*0.6%*	(13)
Other non-operating costs	(14)	*-0.3%*	(28)	*-0.6%*	14
Income before taxes	**466**	***9.3%***	**457**	***9.0%***	**9**
Taxes for the period	(194)	*-3.9%*	(95)	*-1.9%*	(99)
Net profit of operating activities	**272**	*5.4%*	**362**	*7.2%*	**(90)**
Net result from non-current assets sold or held for sale	(1)	*0.0%*	8	*0.2%*	(9)
Net profit pertaining to minority interests	(109)	*-2.2%*	(147)	*-2.9%*	38
Net result for the period pertaining to the Group	**162**	*3.2%*	**223**	*4.4%*	**(61)**

In line with the previous period, the consolidated income statement includes proportional consolidation (50%) of the TdE/Edison Group, through Delmi.
The consolidated result of the Ecodeco Group for the period January 1 to June 30, 2007 was attributed 70% to minority interests. From July 1, 2007 it was consolidated 100%. Bear in mind that in the income

statement of the AEM Group at September 30, 2006, the Ecodeco Group's results were fully consolidated only from April 1, 2006, allocating to 70% to minority interests, whereas in the previous period (from January 1, 2006 to March 31, 2006) it was carried at equity according to the stake held by AEM S.p.A. (30%).
Also consolidated at equity is the 20% investment in ACSM S.p.A. (from January 1, 2007) and the 24.99% investment in AGAM S.p.A., previously valued at cost prior to the acquisition of a further 7.497% interest in the second quarter of 2007.
In order to ensure comparability of the figures following the change in accounting policy as a result of applying IAS 32 para. 23 to the option agreements between AEM S.p.A. and Dolomiti Energia S.p.A. and between AEM S.p.A. and Società Elettrica Altoatesina SEL S.p.A. relating to a part of their investment in Delmi S.p.A., the results at September 30, 2006 (and therefore also at December 31, 2006) have been restated and show the changes caused by the passing of time to the present value of the debt relating to the countervalue of these options as financial charges; this ensures comparability with the income statement figures at September 30, 2007.
The purchase of the Edipower S.p.A. ordinary shares underlying the call options exercised by AEM S.p.A. and Edison S.p.A. in July 2007 did not have any impact on the scope of consolidation as the consolidation percentage of Edipower S.p.A. already included all of the shares underlying both the call options (for which the shares were bought on July 31, 2007) and the put options (for which the shares will be transferred in January 2008).

Reference should be made to the section entitled "Consolidation policies and procedures" for further details.

In the first nine months of 2007, the consolidated revenues of the AEM Group came to 5,037 million euro, of which 3,101 million was attributable to proportional consolidation of the Delmi Group (TDE/Edison) and 112 million to full consolidation of the Ecodeco Group's results.

The reduction in revenues compared with the same period of 2006 is mainly due to the lower volumes of gas sold and distributed because of the exceptionally mild weather during the early months of the year.

Electricity output has gone up by 2.7%, going from 26,148 GWh in 2006 to 26,856 GWh in 2007. It has benefited principally from the entry into service of the Torviscosa plant, which contributed to the increase in thermoelectric output.

Because of the mild climate, 739 million cubic metres, 18% less gas was distributed compared with September 30, 2006. Group sales of gas to end-customers of 2,056 million cubic metres also decreased on the same period of 2006 (-20.5%). The volumes of heat sold amounted to 242 million thermal kWh (289 million thermal kWh in the first nine months of 2006). Electricity distributed came to 5,620 GWh, with a slight decline compared with the same period of the previous year.

The gross profit from operations during the period increased by 24 million euro compared with September 30, 2006. This trend is mainly due to the positive result of the *Gas & Heat* and *Waste & Power* chains, whereas there was a decline in the margins earned by the *Electricity* and *Networks and Regulated Markets* sectors, due to the lower quantities of gas distributed during the winter months.

In particular, the *Gas & Heat* sector benefited from the release of the provisions made last year by Edison and AEM for AEEG resolutions 248/04 and 298/05, the fact that Plurigas did not have to use the strategic storage thanks to the higher availability of storage capacity and the mild climate during the first few months of the year, as well as careful management of the portfolio of procurement sources, which made it possible to raise margins through summer arbitrage transactions. These positive elements more than offset the lower profit margins due to the lower volumes of gas and heat sold during the period.

The contribution made by the *Waste & Power* sector reflects the positive results of the Ecodeco Group and is higher than the same period last year.

The decline in gross profit from operations of the *Electricity* sector is mainly due to the drop in margins on sales of electricity during the first half of the year compared with the same period in 2006, even though the margins made in the third quarter of 2007 partially offset this downward trend. The Delmi Group made a positive contribution to the result of the electricity sector, thanks to a higher availability of its own sources and optimisation of its portfolio of sources and applications, which offset the lower profitability of the CIP 6/92 plants.

As a result of these changes and after depreciation and amortisation, provisions and writedowns of 464 million euro, the profit from operations amounts to 624 million euro (616 million euro at September 20 2006).

Net financial costs amount to 162 million euro (at September 30, 2006 they came to 159 million euro). The increase in financial costs mainly derives from interest on prior year taxes.

Taxes for the period amount to 194 million euro (95 million euro at September 30, 2006). One of the main reasons for the significant increase in the tax charge is the fact that the income statement at September 30, 2006 included an extraordinary positive effect due to the release of the deferred tax provision following the realignment of the fiscal and statutory values of the non-current assets of Edison S.p.A. (Delmi Group) by paying a flat-rate substitute tax.

Consolidated net profit of current operations, net of current taxes, therefore comes to 272 million euro (362 million euro at September 30, 2006).

The net result of non-current assets sold or held for sale is negative for 1 million euro at September 30 2007 (positive for 8 million euro at September 30, 2006), and relates to certain businesses of the Ecodeco Group that are held for sale.

The consolidated net profit for the period pertaining to the Group, after deducting the profit pertaining to minority interests in the Delmi Group (TdE/Edison) and the Ecodeco Group (109 million euro) amounts to 162 million euro (223 million euro at September 30, 2006).

For a more detailed analysis of the results, see the section on the results for each sector of activity.

Assets and liabilities and financial position

In line with the previous period, the consolidated income statement includes proportional consolidation (50%) of the TdE/Edison Group, through Delmi.

Line-by-line consolidation of the Ecodeco Group at September 30, 2007 has been affected, as far as the allocation of minority interests is concerned, by the purchase of 64% of Ecodeco S.r.l. on July 24, 2007, in addition to the 30% bought on April 22, 2005. The other 6% of Ecodeco S.r.l. is the object of a call and put option, respectively in favour of and to be borne by AEM S.p.A., exercisable by the end of 2008 at the same conditions at a pre-established fixed price not subject to change. For consolidation purposes, these call/put options are considered as already exercised. In particular, following the purchase of 64% of the share capital and the subscription of the liability relating to the estimated outlay for the future exercise of the 6% and for the price adjustment, from June 30, 2007 the entire consolidated shareholders' equity of the Ecodeco Group is considered as pertaining to the AEM Group. At December 31, 2006 and September 30, 2006, on the contrary, 70% of the equity pertaining to the Ecodeco Group was classified as "minority interests".

As a result of the change in accounting policy made in the first half of 2007 with retroactive effect from December 31, 2005 (restatement) as a result of applying IAS 32 para. 23 to the option agreements

between AEM S.p.A. and Dolomiti Energia S.p.A. and between AEM S.p.A. and Società Elettrica Altoatesina SEL S.p.A. relating to a part of their investment in Delmi S.p.A., the balance sheet figures at December 31, 2006 (and therefore also at September 30, 2006) include the discounted value of these options as a liability to third parties; in this way, comparability with the balance sheet figures at September 30, 2007 is guaranteed.

At September 30, 2007, consolidated net capital employed amounted to 8,947 million euro, funded by shareholders' equity, 4,351 million euro (of which 2,347 million pertaining to minority interests) and net financial indebtedness, 4,596 million euro (4,915 million euro at December 31, 2006).

The amount of net capital employed has increased by 60 million euro compared with December 31, 2006 mainly because of a rise in intangible assets (+209 million euro) and in investments (+94 million euro), in short-term receivables and an increase in other payables, partly offset by the reduction in property, plant and equipment (-119 million euro) and the decrease in working capital (-30 million euro) and of assets held for sale (-78 million euro).

The consolidated net financial position, amounting to 4,596 million euro at September 30, 2007, has improved by 319 million euro, compared with the end of the previous period. Contributions to this improvement came from the cash flow generated by current operations for 715 million euro, the cash flow generated by changes in shareholders' equity for 255 million euro, partly offset by investments which absorbed resources for 651 million euro.

The cash flow generated by current operations amounts to 715 million euro, 142 million higher compared with September 30m 2006 mainly due to the improvement in working capital.

Investing activities, net of the sale of Serene S.p.A. by the Delmi Group, absorbed 651 million euro (434 million euro at September 30, 2006). These investments mainly relate to net capital expenditure on property, plant and equipment and intangible assets (516 million euro), to investments (97 million euro) and to treasury shares (38 million euro),

Free cash flow amounts to 64 million euro (139 million euro at September 30, 2006).

The changes in shareholders' equity generated resources for 255 million euro (121 million euro at September 30, 2006), thanks mainly to the following factors: 260 million euro from the conversion of the warrants and 105 million euro from having considered the Edison warrants held by Transalpina di Energia S.r.l. already exercised, 109 million euro for the share of the result attributable to minority interests, partly offset by the payment of dividends for 125 million euro by the parent company AEM S.p.A. and by the 93 million euro reduction in minority interests' equity following the exercise of the option by AEM S.p.A. to purchase 64% of Ecodeco S.r.l. and the stipulation of call and put options on the remaining 6% of the share capital.

As a result of these movements, net financial position improved by 0.3 billion euro compared with December 31, 2006 and by 0.9 billion euro compared with September 30, 2006.

(in millions of euro)	09.30.2007	12.31.2006 *restated*	Changes	% 07/06
CAPITAL EMPLOYED				
Net fixed capital employed	**8,994**	**8,826**	**168**	**1.9**
- Property, plant and equipment	6,907	7,026	(119)	(1.7)
- Investment property	17	20	(3)	(15.0)
- Intangible assets	2,741	2,532	209	8.3
- Investments and other non-current financial assets	939	845	94	11.1
- Deferred tax liabilities	(787)	(769)	(18)	2.3
- Provisions for risks	(620)	(618)	(2)	0.3
- Employee benefits	(203)	(210)	7	(3.3)
Working capital	**(39)**	**(9)**	**(30)**	**n.s.**
- Inventories	269	257	12	4.7
- Short-term receivables	1,579	1,903	(324)	(17.0)
- Other current assets	18	13	5	38.5
- Current derivatives receivable/payable	(20)	(4)	(16)	400.0
- Trade payables	(1,026)	(1,318)	292	(22.2)
- Other payables	(831)	(849)	18	(2.1)
- Other current liabilities	(28)	(11)	(17)	154.5
Assets/liabilities held for sale	**(8)**	**70**	**(78)**	**n.s.**
TOTAL CAPITAL EMPLOYED	**8,947**	**8,887**	**60**	**0.7**
SOURCES OF FUNDING				
Equity method	**4,351**	**3,972**	**379**	**9.5**
Total financial position beyond one year	3,775	3,078	697	22.6
Total financial position within one year	821	1,837	(1,016)	(55.3)
Total net financial position	**4,596**	**4,915**	**(319)**	**(6.5)**
TOTAL SOURCES	**8,947**	**8,887**	**60**	**0.7**

(in millions of euro)	09.30.2007	09.30.2006 *Restated*
NET FINANCIAL POSITION AT THE BEGINNING OF THE PERIOD	**(4,915)**	**(5,716)**
Net profit for the period	162	223
Depreciation and amortisation	429	390
Changes in assets and liabilities	124	(40)
Cash flow generated by current operations	715	573
Net capital expenditure on tangible, intangible and long-term financial assets	**(651)**	**(434)**
Change in minority interests	348	184
Change in equity	(93)	(63)
Cash flow generated (used) by changes in shareholders' equity	255	121
NET FINANCIAL POSITION AT THE END OF THE PERIOD	**(4,596)**	**(5,456)**

Please refer to the consolidated statement of cash flows for details of the above figures.

(in millions of euro)	**09/30/2007**	**12/31/2006 Restated**
Details of net financial position		
Bonds - non-current portion	1,114	1,141
Bank loans - non-current portion	2,437	1,665
Due to other providers of finance - non-current portion	222	256
Finance leases - non-current portion	40	53
Financial liabilities - non-current portion	3	3
Financial assets - non-current portion	(41)	(40)
Bonds - current portion	25	741
Bank loans - current portion	835	1,221
Due to other providers of finance - current portion	60	116
Finance leases - current portion	17	16
Financial liabilities - parent entity	29	25
Financial liabilities - current portion	9	14
Financial payables included in liabilities held for sale		32
Financial payables to companies held for sale	8	
Current financial assets	(75)	(66)
Financial receivables in assets held for sale	(8)	
Cash and cash equivalents	(79)	(253)
Cash and cash equivalents included in assets held for sale		(9)
Total net financial position	***4,596***	***4,915***

Significant events after September 30, 2007

The extraordinary shareholders' meeting of AEM approves the mergers between AEM and AMSA and between AEM and ASM.

On October 22, 2007, the extraordinary shareholders' meeting of AEM approved the plans to merge AMSA S.p.A. and ASM Brescia S.p.A. with AEM S.p.A. at the terms authorised by the Board of Directors of AEM on June 25, 2007, as already announced to the market.
The shareholders' meeting therefore approved:

- in connection with the AEM/AMSA merger, an increase in capital to service the share exchange, for Euro 50,494,605.20, by issuing 97,105,010 AEM ordinary shares of par value Euro 0.52 each, to be assigned to the Municipality of Milan as the sole shareholder of AMSA, the company to be absorbed, at an exchange ratio of 10.07 AEM shares for every 1 AMSA ordinary share of par value Euro 5.41 each; and
- in connection with the AEM/ASM merger, an increase in capital to service the share exchange, for a maximum of Euro 642,591,490.84, by issuing up to 1,235,752,867 AEM ordinary shares of par value Euro 0.52 each, to be assigned to the shareholders of ASM at an exchange ratio of 1.60 AEM ordinary shares for every 1 ASM ordinary share (in other words, 8 newly issued AEM ordinary shares of par value Euro 0.52 each for every 5 ASM ordinary shares of par value Euro 1.00 each). The number of newly issued AEM shares will vary according to the number of treasury shares held by ASM at the date that the merger takes effect; these shares will be cancelled and will not be involved in the exchange. As is generally known, this exchange ratio takes account of the ordinary dividends already approved and paid by the respective companies, as well as distribution by ASM of an extraordinary dividend of Euro 0.11 per ASM share (for a total of around Euro 85 million), which will be paid to its shareholders prior to the date on which the merger takes effect, subject to stipulation of the merger deed.

The shareholders' meeting also approved a new text for the articles of association, which provides for, among other things, the adoption of a dualistic system of corporate governance (one for administration, the other for control), the transfer of the company's registered office to Brescia and a new name following the merger, which will be "A2A" S.p.A. The brevity and clarity of the name reflect the solidity of the values in which ASM and AEM have always believed: territorial roots and attention to the market's expectations, which will continue to be distinctive characteristics of the post-merger company as well.
Except for the new company name, which will be introduced as soon as the AEM/ASM merger takes effect, the new articles of association will be effective from the date of the shareholders' meeting of A2A called to appoint the first Supervisory Board. The meeting will be called as soon as possible according to the deadlines by which shareholders can deposit voting lists in application of the new articles of association.
The companies taking part in the merger intend to pursue the objective of making both mergers effective as of January 1, 2008.
The deal is also subject, among other things, to confirmation from CONSOB that there is no obligation to make a public purchase offering, to the execution of AMSA's merger with AEM, and to obtaining all the necessary antitrust authorisations. As regards this last item, the mergers were formally communicated to the Antitrust Authority on September 27, 2007.
On October 12, 2007 the Authority requested additional information, which the companies are currently preparing.
AEM and ASM have reserved the right to pull out of the deal if negative circumstances or facts arise relating to the assets and liabilities, financial situation and/or earnings prospects of either party that were not known to the other party at the date on which AEM and ASM signed the Framework Agreement of June 4, which could have a serious and unforeseeable impact on the share exchange ratio.

As announced to the market, on October 5, 2007 the Municipalities of Milan and Brescia stipulated a shareholder agreement to ensure that A2A would be governed with a consistent and single-minded approach. The two Municipalities will exercise joint control over A2A and will have a total holding of around 55% of the share capital, split equally between the two.

Outlook for operations

Over the coming months, the Group will benefit from the start-up of production at the new Simeri Crichi and Turbigo power stations and the start-up of the new Canavese heat pump cogeneration plant in Milan. The policy of optimisation of the energy portfolio favoured by the higher availability of groups of hydroelectric output will continue in the last quarter of the year, compared with the last quarter of 2006, and by the rising trend in electricity prices on the IPEX platform from September onwards. Despite the uncertainties connected with the regulatory context which is still evolving, it is generally expected that the regulatory framework for the revenues admitted for the power distribution business for the period 2004-2007 (second regulatory period) will be completed by the end of this year.

These prospects make it possible to foresee better results than last year.

Notes to the consolidated financial statements

CONSOLIDATED BALANCE SHEET (1) (2)	Notes	AT SEPTEMBER 30, 2007	%	AT DECEMBER 31, 2006 RESTATED	%	AT SEPTEMBER 30, 2006 RESTATED	%
(millions of euro)							
ASSETS							
NON-CURRENT ASSETS	A)						
Property, plant and equipment	A1)	6,907		7,026		7,206	
Investment property	A2)	17		20		22	
Intangible assets	A3)	2,741		2,532		2,543	
Investments	A4)	88		61		42	
Other non-current financial assets	A5)	578		507		384	
Non-current derivatives	A6)						
Deferred tax assets	A6)	268		263		276	
Other non-current receivables	A7)	32		46		146	
Restricted or pledged deposits	A8)	9		2		4	
Other non-current assets	A9)	4		5		5	
TOTAL NON-CURRENT ASSETS (A)		10,644	83.80	10,462	79.90	10,628	78.68
CURRENT ASSETS	B)						
Fixed assets held for sale	B1)						
Inventories	B1)	269		257		329	
Current financial assets	B2)	7		19		212	
Current derivatives	B3)	98		71		83	
Taxes receivable	B4)	51		54		53	
Trade and other receivables	B5)	1,528		1,849		1,513	
Cash and cash equivalents	B6)	79		253		194	
Other current assets	B7)	18		13		22	
TOTAL CURRENT ASSETS (B)		2,050	16.14	2,516	19.21	2,406	17.81
NON-CURRENT ASSETS HELD FOR SALE	C)	8	0.06	116	0.89	474	3.51
TOTAL ASSETS (A+B+C)		12,702	100.00	13,094	100.00	13,508	100.00
SHAREHOLDERS' EQUITY AND LIABILITIES							
SHAREHOLDERS' EQUITY	D)						
Share capital	D1)	936		936		936	
Share premium	D2)	-		-		-	
(Treasury shares)	D2)	-63		-25		-25	
Legal reserve	D3)	102		94		94	
Other reserves	D4)	867		673		594	
Net profit for the year	D5)	-		295			
Net profit for the period	D5)	162		-		223	
Equity pertaining to the Group		2,004	15.78	1,973	15.07	1,822	13.49
Minority interests	D6)	2,347		1,999		1,975	
Total shareholders' equity (D)		4,351	34.25	3,972	30.33	3,797	28.11
LIABILITIES	E)						
NON-CURRENT LIABILITIES	E1)						
Medium/long-term financial liabilities	E1 - 1)	3,816		3,118		4,148	
Deferred tax liabilities	E1 - 2)	787		769		774	
Employee benefits	E1 - 3)	203		210		209	
Provisions for risks	E1 - 4)	620		618		618	
Other non-current liabilities	E1 - 5)	227		194		190	
Non-current derivatives	E1 - 6)						
Total non-current liabilities (E1)		5,653	44.50	4,909	37.49	5,939	43.97
CURRENT LIABILITIES	E2)						
Trade and other payables	E2 - 1)	1,487		1,886		1,671	
Tax liabilities	E2 - 2)	143		86		173	
Short-term financial liabilities	E2 - 3)	1,032		2,161		1,614	
Provisions for risks	E2 - 4)	-		-		-	
Other liabilities	E2 - 4)	28		11		31	
Current derivatives	E2 - 5)						
Total current liabilities (E2)		2,690	21.18	4,144	31.65	3,489	25.83
Total liabilities (E)		8,343	65.68	9,053	69.14	9,428	69.80
LIABILITIES ASSOCIATED WITH NON-CURRENT ASSETS HELD FOR SALE	F)	8	0.06	69	0.53	283	2.10
TOTAL LIABILITIES AND EQUITY (D+E+F)		12,702	100.00	13,094	100.00	13,508	100.00

(1) Related party transactions in the consolidated financial statements are analysed in Note 21, as required by CONSOB Resolution no. 15519 of July 27, 2006.
Significant non-recurring events and transactions in the consolidated financial statements are analysed in Note 22, as required by CONSOB Communication DEM/6064293 of July 28, 2006.

(2) The reasons for the restatement of the comparative figures are given in the section entitled "Other Information".

CONSOLIDATED INCOME STATEMENT (1) (2) (millions of euro)	Notes	01/01/2007 09/30/2007	%	01/01/2006 09/30/2006 Restated	%	3rd QTR 2007	3rd QTR 2006 Restated
REVENUES	1)						
REVENUES FROM SALES	1.1)	4,687	93.05	4,594	90.90	1,513	1,407
REVENUES FROM SERVICES	1.2)	139	2.76	134	2.65	42	45
REVENUES FROM LONG-TERM CONTRACTS	1.3)	7	0.14	19	0.38	1	8
OTHER OPERATING INCOME	1.4)	136	2.70	206	4.08	41	65
TOTAL REVENUES		**4,969**	**98.65**	**4,953**	**98.00**	**1,597**	**1,525**
OTHER OPERATING INCOME	2)						
OTHER OPERATING INCOME	2.1)	68	1.35	101	2.00	19	30
TOTAL OTHER OPERATING INCOME		**68**	**1.35**	**101**	**2.00**	**19**	**30**
TOTAL REVENUES AND OTHER OPERATING INCOME		**5,037**	**100.00**	**5,054**	**100.00**	**1,616**	**1,555**
OPERATING COSTS	3)						
RAW MATERIALS AND CONSUMABLES USED	3.1)	2,803	55.65	2,834	56.07	907	827
SERVICES USED	3.2)	697	13.84	655	12.96	237	235
OTHER OPERATING COSTS	3.3)	249	4.94	305	6.03	74	89
TOTAL OPERATING COSTS		**3,749**	**74.43**	**3,794**	**75.07**	**1,218**	**1,151**
LABOUR COSTS	4)	**200**	**3.97**	**196**	**3.88**	**63**	**61**
GROSS PROFIT FROM OPERATIONS	5)	**1,088**	**21.60**	**1,064**	**21.05**	**335**	**343**
AMORTISATION, DEPRECIATION, PROVISIONS AND WRITEDO	6)	**464**	**9.21**	**448**	**8.86**	**164**	**143**
NET PROFIT FROM OPERATIONS	7)	**624**	**12.39**	**616**	**12.19**	**171**	**200**
GAINS (LOSSES) ON REVALUATION OF FINANCIAL ASSETS HELD FOR TRADING	8)	**1**	**0.02**	**-1**	**-0.02**	**5**	**1**
OTHER GAINS (LOSSES) ON DERIVATIVES	9)	**8**	**0.16**	**-7**	**-0.14**	**-1**	**5**
GAINS (LOSSES) ON REVALUATION OF FINANCIAL ASSETS AVAILABLE FOR SALE	10)	**-10**	**-0.20**	**1**	**0.02**	**-9**	
FINANCIAL CHARGES	11)	**194**	**3.85**	**188**	**3.72**	**65**	**65**
INCOME (LOSSES) FROM FINANCIAL ASSETS	12)	33	0.66	36	0.71	9	15
DIVIDEND INCOME	12.1)	6	0.12	5	0.10	1	
INCOME FROM RECEIVABLES/SECURITIES INCLUDED IN N	12.2)	1	0.02			1	
INCOME FROM RECEIVABLES/SECURITIES INCLUDED IN C	12.3)	25	0.50	30	0.59	6	10
EXCHANGE GAINS AND LOSSES	12.4)	1	0.02	1	0.02	1	5
TOTAL FINANCIAL COSTS	13)	**-162**	**-3.22**	**-159**	**-3.15**	**-61**	**-44**
SHARE OF RESULTS OF ASSOCIATES DERIVING FROM VALUATION ACCORDING TO THE EQUITY METHOD	14)			1	0.02		
GAINS (LOSSES) ON DISPOSAL OF PROPERTY, PLANT AND EQUIPMENT	15)	**2**	**0.04**	**-2**	**-0.04**	**-1**	
OTHER NON-OPERATING PROFITS	16)	**16**	**0.32**	**29**	**0.57**	**3**	**3**
OTHER NON-OPERATING COSTS	17)	**14**	**0.28**	**28**	**0.55**	**5**	**2**
PROFIT BEFORE TAX		**466**	**9.25**	**457**	**9.04**	**107**	**157**
INCOME TAX EXPENSE	18)	**194**	**3.85**	**95**	**1.88**	**43**	**101**
NET PROFIT (LOSS) OF ONGOING OPERATIONS NET OF TAX		**272**	**5.40**	**362**	**7.16**	**64**	**56**
NET RESULT FROM NON-CURRENT ASSETS SOLD OR HELD FOR SALE	19)	**-1**	**-0.02**	**8**	**0.16**		**7**
NET PROFIT (LOSS)		**271**	**5.38**	**370**	**7.32**	**64**	**63**
MINORITY INTERESTS		**-109**	**-2.16**	**-147**	**-2.91**	**-18**	**-29**
NET PROFIT FOR THE PERIOD PERTAINING TO THE GROUP	20)	**162**	**3.22**	**223**	**4.41**	**46**	**34**
Earnings per share (in euro):							
- basic		0.0908		0.1247			
- basic, from operating activities		0.0915		0.1202			
- diluted		0.0901		0.1215			
- diluted, from operating activities		0.0908		0.1170			

-1 Related party transactions in the consolidated financial statements are analysed in Note 21, as required by CONSOB Resolution no. 15519 of July 27, 2006. Significant non-recurring events and transactions in the consolidated financial statements are analysed in Note 22, as required by CONSOB Communication DEM/6064293 of July 28, 2006.

-2 The reasons for the restatement of the comparative figures are given in the section entitled "Other Information".

CONSOLIDATED STATEMENT OF CASH FLOWS (1) (2) (millions of euro)	AT SEPTEMBER 30, 2007	AT DECEMBER 31, 2006 Restated	AT SEPTEMBER 30, 2006 Restated
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR/PERIOD	262	242	242
Operating activities			
Net result for the period	162		223
Net result for the year		295	
Non-monetary flows			
Depreciation of property, plant and equipment	369	484	338
Amortisation of intangible assets	60	67	52
Writedowns (Writebacks) of investments			
Change in provisions for employee benefit provisions	-7	10	9
Change in other risk provisions	2		
Change in deferred tax liabilities	18	-168	-164
Change in working capital:			
Change in trade receivables and other short-term receivables	314	-84	156
Change in inventories of materials	-12	-55	-127
Change in trade payables and other short-term payables	-266	136	7
Change in receivables from related parties (not consolidated line-by-line)	4	31	30
Change in payables to related parties (not consolidated line-by-line)	-7	4	1
Change in assets held for sale	107	-107	-30
Change in liabilities associated with assets held for sale	-29	37	78
Future net cash flows from operating activities	**715**	**650**	**573**
Investing activities			
Net capital expenditure	-250	-494	-448
Sale of investment property	3	4	2
Capital expenditure, net in intangible assets	-269	-22	-16
Elimination of property, plant and equipment			
Property, plant and equipment sold		503	
Intangible assets sold		20	
Change in investments	-97	-81	30
Sale of investments			
Purchase/sale of treasury shares	-38	-2	-2
Future net cash flows absorbed by investment activities	**-651**	**-72**	**-434**
Free cash flow	**64**	**578**	**139**
Financing activities			
Due to banks	387	-672	-156
Financial receivables due from third parties	11	-20	1
Financial receivables from associates		1	
Financial receivables from companies held for sale			-206
Assets for financial derivatives	-22	10	-6
Net financial assets held for sale			
Financial receivables in assets held for sale	-8		-2
Investments held for trading		9	9
Liabilities for financial derivatives	-5	14	17
Financial payables to Group companies (not consolidated line-by-line)			
Financial payables in liabilities held for sale	-32	32	206
Due to other providers of finance	-90	23	-27
Bonds	-743	-145	-127
Payables in current a/c to parent entity	4	-46	-36
Financial payables to companies held for sale	8		2
Payment of liabilities for finance leases	-12	13	17
Change in equity pertaining to minority interests (including result for the year)	348	208	184
Changes in shareholders' equity	32	122	44
Dividends paid	-125	-107	-107
Future net cash flows absorbed by financing activities	**-247**	**-558**	**-187**
CHANGE IN CASH AND CASH EQUIVALENTS	-183	20	-48
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR/PERIOD	**79**	**262**	**194**

(1) Details of net debt are given in Note G.

(2) The reasons for the restatement of the comparative figures are given in the section entitled "Other Information".

Statement of changes in Group shareholders' equity
(in millions of euro)

Description	Share capital Note D1	Treasury shares Note D2	Legal reserve Note D3	Other reserves Note D4	Net profit for the period/year of the Group Note D5	Total equity pertaining to the Group	Minority interests Note D6	Total equity
Equity at 12.31.2005 Restated	**936**	**-23**	**85**	**425**	**242**	**1,665**	**1,791**	**3,456**
Allocation of 2005 net profit			9	233	-242			
Distribution of dividends				-107		-107	-62	-169
IAS 32 and 39 reserves				58		58		58
Line-by-line consolidation of Ecodeco Group							95	95
Other changes		-2		-15		-17	4	-13
Net profit for the year pertaining to the Group and minority interests					223	223	147	370
Equity at 09.30.2006 Restated	**936**	**-25**	**94**	**594**	**223**	**1,822**	**1,975**	**3,797**
IAS 32 and 39 reserves				73		73		73
Other changes				6		6	6	12
Net profit for the year pertaining to the Group and minority interests					72	72	18	90
Equity at 12.31.2006 Restated	**936**	**-25**	**94**	**673**	**295**	**1,973**	**1,999**	**3,972**
Allocation of 2006 net profit			8	287	-295			
Distribution of dividends				-125		-125	-73	-198
IAS 32 and 39 reserves				54		54	-2	52
Edison warrants exercised				14		14	351	365
Put option on Ecodeco and Fertilvita quotas							-93	-93
Put option on Delmi Spa shares				-30		-30	47	17
Other changes		-38		-6		-44	9	-35
Net profit for the year pertaining to the Group and minority interests					162	162	109	271
Equity at 09.30.2007	**936**	**-63**	**102**	**867**	**162**	**2,004**	**2,347**	**4,351**

CONSOLIDATED BALANCE SHEET pursuant to Consob Resolution no. 15519 of July 27, 2006 (millions of euro)	AT SEPTEMBER 30, 2007	of which related parties (note 21)	AT DECEMBER 31, 2006 Restated	of which related parties (note 21)	AT SEPTEMBER 30, 2006 Restated	of which related parties (note 21)
ASSETS						
NON-CURRENT ASSETS						
Property, plant and equipment	6,907		7,026		7,206	
Investment property	17		20		22	
Intangible assets	2,741		2,532		2,543	
Investments	88	88	61	61	42	42
Other non-current financial assets	578	1	507	1	384	3
Non-current derivatives						
Deferred tax assets	268		263		276	
Other non-current receivables	32		46		146	
Restricted or pledged deposits	9		2		4	
Other non-current assets	4		5		5	
TOTAL NON-CURRENT ASSETS (A)	**10,644**		**10,462**		**10,628**	
CURRENT ASSETS						
Fixed assets held for sale						
Inventories	269		257		329	
Current financial assets	7		19		212	1
Current derivatives	98		71		83	
Taxes receivable	51		54		53	
Trade and other receivables	1,528	61	1,849	65	1,513	66
Cash and cash equivalents	79		253		194	
Other current assets	18		13		22	
TOTAL CURRENT ASSETS (B)	**2,050**		**2,516**		**2,406**	
NON-CURRENT ASSETS HELD FOR SALE	8	8	116	116	474	474
TOTAL ASSETS (A+B+C)	**12,702**		**13,094**		**13,508**	
SHAREHOLDERS' EQUITY AND LIABILITIES						
SHAREHOLDERS' EQUITY						
Share capital	936		936		936	
Share premium						
(Treasury shares)	-63		-25		-25	
Legal reserve	102		94		94	
Other reserves	867		673		594	
Net profit for the year			295			
Net profit for the period	162				223	
Equity pertaining to the Group	**2,004**		**1,973**		**1,822**	
Minority interests	2,347		1,999		1,975	
Total shareholders' equity (D)	**4,351**		**3,972**		**3,797**	
LIABILITIES						
NON-CURRENT LIABILITIES						
Medium/long-term financial liabilities	3,816		3,118		4,148	
Deferred tax liabilities	787		769		774	
Employee benefits	203		210		209	
Provisions for risks	620		618		618	
Other non-current liabilities	227		194		190	
Non-current derivatives						
Total non-current liabilities (E1)	**5,653**		**4,909**		**5,939**	
CURRENT LIABILITIES						
Trade and other payables	1,487	2	1,886	10	1,671	6
Tax liabilities	143		86		173	
Short-term financial liabilities	1,032	37	2,161	25	1,614	36
Provisions for risks						
Other liabilities	28		11		31	
Current derivatives						
Total current liabilities (E2)	**2,690**		**4,144**		**3,489**	
Total liabilities (E)	**8,343**		**9,053**		**9,428**	
LIABILITIES ASSOCIATED WITH NON-CURRENT ASSETS HELD FOR SALE	**8**	8	**69**	69	**283**	283
TOTAL LIABILITIES AND EQUITY (D+E+F)	**12,702**		**13,094**		**13,508**	

CONSOLIDATED INCOME STATEMENT pursuant to Consob Resolution no. 15519 of July 27, 2006 (millions of euro)	01/01/2007 09/30/2007	of which related parties (note no.21)	01/01/2006 09/30/2006 Restated	of which related parties (note no.21)	3rd QTR 2007	of which related parties (note no.21)	3rd QTR 2006 Restated	of which related parties (note no.21)
REVENUES								
REVENUES FROM SALES	4,687		4,594		1,513		1,407	
REVENUES FROM SERVICES	139	19	134	21	42	6	45	6
REVENUES FROM LONG-TERM CONTRACTS	7		19		1		8	
OTHER OPERATING INCOME	136	1	206	1	41		65	
TOTAL REVENUES	**4,969**		**4,953**		**1,597**		**1,525**	
OTHER OPERATING INCOME								
OTHER OPERATING INCOME	68		101		19		30	
TOTAL OTHER OPERATING INCOME	**68**		**101**		**19**		**30**	
TOTAL REVENUES AND OTHER OPERATING INCOME	**5,037**		**5,054**		**1,616**		**1,555**	
OPERATING COSTS								
RAW MATERIALS AND CONSUMABLES USED	2,803		2,834		907		827	
SERVICES USED	697	9	655	10	237	3	235	4
OTHER OPERATING COSTS	249	2	305	2	74	1	89	1
TOTAL OPERATING COSTS	**3,749**		**3,794**		**1,218**		**1,151**	
LABOUR COSTS	**200**		**196**		**63**		**61**	
GROSS PROFIT FROM OPERATIONS	**1,088**		**1,064**		**335**		**343**	
AMORTISATION, DEPRECIATION, PROVISIONS AND WRITEDOWNS	**464**		**448**		**164**		**143**	
NET PROFIT FROM OPERATIONS	**624**		**616**		**171**		**200**	
GAINS (LOSSES) ON REVALUATION OF FINANCIAL ASSETS HELD FOR TRADING	**1**		**-1**		**5**		**1**	
OTHER GAINS (LOSSES) ON DERIVATIVES	**8**		**-7**		**-1**		**5**	
GAINS (LOSSES) ON REVALUATION OF FINANCIAL ASSETS AVAILABLE FOR SALE	**-10**		**1**		**-9**			
FINANCIAL CHARGES	**194**	1	**188**	1	**65**		**65**	
INCOME (LOSSES) FROM FINANCIAL ASSETS	**33**		**36**		**9**		**15**	
DIVIDEND INCOME	6	1	5		1			
INCOME FROM RECEIVABLES/SECURITIES INCLUDED IN NON-CURRENT ASSETS	1				1			
INCOME FROM RECEIVABLES/SECURITIES INCLUDED IN CURRENT ASSETS	25		30		6		10	
EXCHANGE GAINS AND LOSSES	1		1		1		5	
TOTAL FINANCIAL COSTS	**-162**		**-159**		**-61**		**-44**	
SHARE OF RESULTS OF ASSOCIATES DERIVING FROM VALUATION ACCORDING TO THE EQUITY METHOD			**1**	1				
GAINS (LOSSES) ON DISPOSAL OF PROPERTY, PLANT AND EQUIPMENT	**2**		**-2**		**-1**			
OTHER NON-OPERATING PROFITS	**16**		**29**		**3**		**3**	
OTHER NON-OPERATING COSTS	**14**		**28**		**5**		**2**	
PROFIT BEFORE TAX	**466**		**457**		**107**		**157**	
INCOME TAX EXPENSE	**194**		**95**		**43**		**101**	
NET PROFIT (LOSS) OF ONGOING OPERATIONS NET OF TAX	**272**		**362**		**64**		**56**	
NET RESULT FROM NON-CURRENT ASSETS SOLD OR HELD FOR SALE	**-1**		**8**				**7**	
NET PROFIT (LOSS)	**271**		**370**		**64**		**63**	
MINORITY INTERESTS	**-109**		**-147**		**-18**		**-29**	
NET PROFIT FOR THE PERIOD PERTAINING TO THE GROUP	**162**		**223**		**46**		**34**	

General information

AEM S.p.A. is a company incorporated under Italian law. AEM S.p.A. and its subsidiaries ("the Group") operate essentially in Italy.
The Group is principally involved in the production, sale and distribution of electricity, in the production, sale and distribution of gas as well as in the activities relating to the building, running and transfer to other territorial operators of integrated systems for the disposal of waste by valorising material and energy.
The Group's registered office is in Corso di Porta Vittoria 4, Milan, Italy.

The consolidated quarterly financial statements of the AEM Group are expressed in million euro, which is also the currency of the economies in which the Group operates.
The consolidated quarterly report of the AEM Group at September 30, 2007, consisting of the balance sheet, income statement, cash flow statement, statement of changes in equity and explanatory notes, has been drawn up in accordance with the provisions of art. 82 of CONSOB Regulation no. 11971 of May 14, 1999 and subsequent amendments, as well as pursuant to D.Lgs 38 of 2005.
These short-form interim consolidated financial statements for the period January 1, 2007 - September 30, 2007 have been prepared in accordance with the international accounting standards International Financial Reporting Standards (IAS/IFRS) issued by the International Accounting Standard Board (IASB) and approved by the European Union, with particular regard to IAS 34 ' "Interim financial statements.
The condensed consolidated interim financial statements have been prepared applying the same principles adopted for the consolidated financial statements at December 31, 2006, to which you should refer, with the only exception of the change in the accounting policy concerning the valuation of put options on shares/quotas of Group companies explained in the paragraph entitled "Consolidation procedures"; in addition, from January 1, 2007 the Group adopted for the first time the principles and interpretations explained in detail in the paragraph entitled "Changes in international accounting standards".

Publication of the consolidated interim financial statements at September 30, 2007 was authorised by the Board of Directors of November 14 2007.

The quarterly report is not subject to audit.

Financial statements

The AEM Group presents its income statement by nature, a format that is considered more representative than the so-called "presentation by destination". This is the same format as the one used by AEM's major competitors, which is in line with international practice.
For the balance sheet, the Group has adopted a format which separates current and non-current assets and liabilities, according to para. 51 et seq. of IAS 1.
The statement of cash flows is prepared according to the indirect method.

Basis of preparation

The consolidated financial statements at September 30, 2007 have been prepared on the basis of historical cost, except for those items which under IFRS are valued at fair value, as indicated in the accounting policies.

Changes in international accounting standards

From 2007, the Group has adopted for the first time the following standards and interpretations, which mainly affect the level of disclosure in the financial statements:

IFRS 7 *(Financial instruments: supplementary information)* which requires additional information regarding the nature and degree of risks deriving from financial instruments.
IFRIC 8 *(Scope of application of IFRS 2)* applicable from January 1, 2007, which does not have any impact on the Group.
IFRIC 9 *(Reassessment of embedded derivatives)* applicable from January 1, 2007, which does not have any impact on the Group. It specifies that an entity must assess whether an embedded derivative is required to be separated from the host contract and accounted for as a derivative when the entity first becomes a party to the contract. It is not possible to revise the initial assessment unless the contractual conditions have been substantially altered.
IFRIC 10 *(Interim financial reporting and impairment)*, which clarifies that any impairment losses recognised in interim financial statements for goodwill and certain financial assets (investments in equity instruments classified as "available for sale" and financial assets carried at cost) should not be reversed in subsequent interim or annual financial statements. This interpretation does not have any impact as no impairment indicators arose during the period.

The Group did not apply IFRIC 11 *(Group and treasury share transactions)*, which has already been published in the Official Journal of the European Union as it is applicable from January 1, 2008.

Interpretation of IFRS and IFRIC not yet approved by the European Union

The following standards and interpretations have not been applied as they are still to be approved by the European Union:
IFRIC 12 *Service Concession Arrangements* (applicable from January 1 2008;
IAS 23 *Revised Obligatory capitalisation of financial charges incurred for assets that need a certain period of time before they are ready for use or for sale* (applicable from January 1 2009;
IFRS 8 *A new approach to segment disclosures.* This standard replaces IAS 14 and requires companies to disclose segment information based on the same elements that top management uses to take operating decisions. Operating segments are to be identified on the basis of the internal reporting system.

Scope of consolidation

The consolidated quarterly report of the AEM Group at September 30, 2007 includes the financial statements of the parent company AEM S.p.A. and of the Italian and foreign companies in which AEM S.p.A., directly or indirectly, holds a majority of the voting rights that can be exercised at ordinary shareholders' meetings. The companies on which the parent company has joint control with other shareholders have been consolidated on a proportional basis.

In the interests of clarity, the scope of consolidation of the AEM Group explained in these notes has been split into the following areas:

1) the "Old scope" of the AEM Group which refers to all of the companies that do not form part of the Delmi and Ecodeco sub-groups; it also includes Plurigas S.p.A. and Edipower S.p.A. proportionally consolidated at 40% and 20% respectively;
2) the Delmi Group which includes the 50% proportional consolidation of the Transalpina di Energia S.r.l. Group., which in turn comprises a further 25% of Edipower S.p.A.;
3) the Ecodeco Group which includes the companies forming part of the scope of consolidation of Ecodeco S.r.l.

Changes in the scope of consolidation

Old scope of the AEM Group

- Line-by-line consolidation of the Ecodeco Group at September 30, 2007 has been affected, as far as the allocation of minority interests is concerned, by the purchase of 64% of Ecodeco S.r.l by AEM on July 24, 2007, on top of the 30% interest acquired on April 22, 2005. The other 6% of Ecodeco S.r.l. is the object of a call and put option, respectively in favour of and to be borne by AEM S.p.A., exercisable by the end of 2008 at the same conditions and at a pre-established price not subject to changes. For consolidation purposes, these call/put options are considered exercised. In particular, following the purchase of 64% of the share capital and the subscription of the liability relating to the estimated outlay for the future exercise of the 6% and for the price adjustment, from June 30, 2007 the entire consolidated shareholders' equity of the Ecodeco Group is considered as pertaining to the AEM Group. Additional goodwill was then booked for the difference between the amount paid to acquire 64% of the share capital and the estimated outlay at September 30, 2007 for the price adjustment and the residual 6% of share capital and 70% of the Ecodeco Group's net equity.
  On the other hand, as regards the consolidated net profit of the Ecodeco Group for the period ended September 30, 2007, 70% of the result has been allocated to minority interests up to June 30, 2007, whereas from July 1, 2007, the quarterly consolidated result was consolidated 100%, as the put/call option for the residual 6% was considered exercised. As far as the previous year is concerned, note that the call options have become exercisable for 70% of the share capital of Ecodeco S.r.l. and therefore represent potential voting rights which have to be taken into account when checking whether or not control existed from April 1, 2006 onwards. As a result, the Ecodeco Group has been fully consolidated from this date, whereas before it was carried at equity, booking 30% of the result to caption 14 ("Share of gains and losses on valuation of investments at equity"). For this reason, the consolidated interim income statement at September 30, 2007 is not comparable with that of the same period last year. For further details, read the paragraph entitled "Call option contract for 70% of Ecodeco S.r.l." in the section "Consolidation policies and procedures".
- AEM S.p.A. exercised its call options for the Edipower shares representing 2% of the share capital. The shares will be transferred on July 31 2007. This transaction did not have any effect on the scope of consolidation as Edipower was already 20% consolidated (see paragraph b1) Option contracts for

4% of Edipower S.p.A. between Interbanca S.p.A., Albojo Limited (100% Royal Bank of Scotland), Unicredit S.p.A. and AEM S.p.A." in the section "Consolidation policies and procedures");

- On April 2, 2007, AEM S.p.A. acquired an interest of 7.497% in A.G.A.M. Ambiente Gas Acqua Monza S.p.A. ("AGAM"). As a result of this acquisition, AEM S.p.A. now holds 24.99% of AGAM, which is currently the entire amount that can be held by a private entity, acting as strategic partner of the Municipality of Monza in the share capital of AGAM. Under the shareholder agreements currently in force with the Municipality of Monza, AEM holds a significant interest and is able to exercise a considerable influence (as the only strategic partner, it can appoint the Managing Director as well as a certain number of members of AGAM's Board of Directors and Board of Statutory Auditors). As a result, starting from April 1, 2007 this investment in AGAM is carried at equity.
- On March 12, 2007, AEM S.p.A. sold 100% of Valdisotto Energia S.r.l. to AEM Energia S.p.A., which subsequently absorbed it.

The investment in ACSM S.p.A. is also consolidated at equity. Given the lack of up-to-date figures at September 30, 2007, the consolidation includes the figures for the nine months from September 30, 2006 to June 30, 2007, a delay of one quarter which is permitted by IAS 27 paragraph 27.

Delmi Group

The main changes to the Group's scope of consolidation during the period, which derive from changes in the scope of consolidation of the TdE/Edison Group, proportionally consolidated at 50%, concern:

- in the first half of 2007, Thisvi Power Generation Plant S.A., has been fully consolidated following the acquisition of 65% of its share capital;
- after a redefinition of their ownership structure, Sarmato Energia and Consorzio di Sarmato are now both held 55% (they were previously held 61% for Sarmato Energia and 52.5% for Consorzio di Sarmato);
- in January 2007, Edison S.p.A. acquired the remaining 20% of Finel S.p.A. from EDF International for 137 million euro (consolidated for 68.5 million euro), after the seller exercised its put option in December 2006. Finel was already 100% consolidated and the amount of the put option was already recorded under financial payables at the end of 2006, as it had already been exercised;
- Edison S.p.A. exercised the call options on Empower S.p.A. shares amounting to 5% of the share capital. The shares will be transferred on July 31, 2007. This transaction did not have any effect on the scope of consolidation as Edipower was already consolidated 50% by Edison S.p.A. (the proportional share consolidated by the AEM Group amounts to 25%); For more details see paragraph b2) Option contracts for 10% of Edipower S.p.A. between Interbanca S.p.A., Albojo Limited (100% Royal Bank of Scotland), Unicredit S.p.A. and Edison S.p.A" in the section "Consolidation policies and procedures");
- ETS Srl was merged with Montedison Srl with effect versus third parties from August 1, 2007;
- Edison Nederland B.V., a Dutch company, was incorporated in September 2007 as a 100% subsidiary of Edison International Holding NV (former Montedison Finance Europe).

Ecodeco Group

- As a result of AEM's decision to exercise its options for 70% of Ecodeco S.r.l., the minority shareholders of Fertilvita S.r.l. also gained the right to sell their 4.16% interest to Ecodeco S.r.l.. On July 24, 2007 Ecodeco S.r.l. acquired a 4.16% interest in Fertilvita S.r.l., subsequently booking goodwill equal to the difference between the amount paid, including an estimate at September 30, 2007 of the price adjustment, and 4.16% of the subsidiary's net equity at June 30, 2007. From July 1, 2007, the income statement result has been attributed entirely to the Group, whereas up until June 30,

2007 4.16% of it was accounted for as "net profit pertaining to minority interests". For further details, read the paragraph entitled "Call option contract for 4.16% of Fertilvita (a subsidiary of Ecodeco S.r.l.)" in the section entitled "Consolidation policies and procedures".

Changes to IFRS 5 ("Non-current assets sold or held for sale")

- On February 14, 2007 Edison S.p.A. completed the sale to BG Italia S.p.A. of 66.32% of Serene S.p.A., after obtaining approval from the Antitrust Authority. This sale did not have any impact on the results for the period, as it was already reflected in the previous year's results (pursuant to IFRS 5), whereas net debt improved by 58 million euro.
- Following the sale of the investments in Serenissima Gas S.p.A., Serenissima Energia S.r.l., Metroweb S.p.A., AEM Trasmissione S.p.A. and Edison Rete S.p.A., in the fourth quarter of 2006 and the sale of Mestni Plinovodi d.o.o. and Serene S.p.A. in the first quarter of 2007, in accordance with IFRS 5, the net result from these assets at September 30, 2006, has been reclassified to "Net result from non-current assets sold or held for sale".

Consolidation policies and procedures

Consolidation policies

Subsidiaries

The scope of consolidation of the AEM Group includes the parent company, AEM S.p.A., as well as the companies over which it exercises direct or indirect control. The subsidiaries are consolidated from the date on which the Group effectively acquires control and are no longer consolidated from the date on which control is transferred to a company outside of the Group.

Associates

Investments in associates, in other words those in which the AEM Group holds a significant interest and is able to exercise a considerable influence, are valued under the equity method. Gains or losses pertaining to the Group are recognised in the consolidated financial statements from the date on which the Group began to have a significant influence over the company.

In the event that the loss pertaining to the Group exceeds the book value of the investment, the book value is cancelled and any excess loss is provided for to the extent that the Group has legal or implicit obligations towards the associate to cover its losses or, in any case, to make payments on its behalf.

Joint ventures

Joint ventures, i.e. investments in companies in which the AEM Group holds joint control together with third parties, are consolidated on a proportional basis. The consolidated financial statements therefore includes, line by line, all of such companies' assets, liabilities, revenues and costs in proportion to the AEM Group's shareholding.

Potential voting rights

If the AEM Group holds call options to buy shares or other instruments representing capital that are convertible into ordinary shares, or other instruments that have the potential, if exercised or converted, to give the Group voting rights or reduce the voting rights of third parties ("potential voting rights"), such potential voting rights have to be taken into consideration when assessing whether or not the Group has the power to govern or influence the other company's financial and operating policies.

Consolidation procedures

General procedure

The financial statements of the subsidiaries, associates and joint ventures consolidated by the AEM Group have been prepared at each period-end using the same accounting principles as the parent company. Any items valued on alternative bases are adjusted during the consolidation process to bring them into line with Group accounting principles. All intercompany balances and transactions, including any unrealised profits deriving from transactions between Group companies, are eliminated completely.

Unrealised gains and losses with associates and joint ventures are eliminated for the portion pertaining to the Group. Unrealised losses are eliminated, unless they represent a permanent impairment of sold assets. In preparing the consolidated financial statements, the assets, liabilities, costs and revenues of the companies being consolidated are included in their entirety on a line-by-line basis, showing the portion of shareholders' equity and net profit for the period pertaining to minority interests separately in the balance sheet and income statement.

The book value of the investment in each of the subsidiaries is eliminated against the corresponding share of each subsidiary's net equity, including any adjustments to fair value at the date of acquisition; any difference has to be treated in accordance with IFRS 3.

Consolidation procedure of assets and liabilities held for sale (IFRS 5)

Only in the case of particularly large figures and exclusively in connection with non-current assets and liabilities held for sale, in accordance with the requirements of IFRS 5, the related intercompany financial receivables and payables are not eliminated, so as to show clearly the financial impact in the event of their disposal.

Effects on consolidation procedures of certain contracts concerning shares/quotas of Group companies

a) Edison Ordinary Warrants 2007

At September 30 2007, 519,702,462 Edison Ordinary Warrants 2007 were converted, which reduced the percentage of Transalpina di Energia S.r.l. (TdE) investment in Edison from 69.39% at December 31 2006 to 61.86%.

Note that the total number of Edison Ordinary Warrants 2007 issued amounted to 1,018,616,924, of which 210,012,399 held directly by Transalpina di Energia.

If all of the warrants were exercised, the investment held by Transalpina di Energia would fall to 60%.

There are 498,914,462. "warrants" still outstanding at September 30 2007.

In accordance with IAS 27 on "potential voting rights", in the calculation of the consolidated portion of the Group, account has also been taken of the warrants which permit access, in the present, to future economic benefits.

Hence, considering the intention to exercise them by the end of the year, the Edison Warrants held by Transalpina di Energia have been taken as exercised. These warrants are in fact exercisable up to December 31, 2007 and give rights that are applied retroactively to 1.1.2007, whatever the date of conversion, making it possible to purchase Edison ordinary shares at 1 euro each.

So because of the potential voting rights, the percentage of Edison consolidated by Transalpina di Energia rises from 61.86% to 63.47% and this is the percentage used for the consolidation of the Edison's financial statements by Transalpina di Energia.

Exercising the warrants is in effect an integration of the initial price incurred by Transalpina di Energia for the acquisition of Edison in line with its original intention to hold not less than 60% of it; this has led to the booking of additional goodwill for the amount needed to convert the warrants and an increase in equity by the same amount, as shown in the appropriate balance sheet item.
It is also worth mentioning that at the end of any supplementary conversion of the warrants held by Transalpina di Energia, the Group consolidation percentage could fall to 60% as the result of additional dilution.
This effect will be taken into consideration globally at the end of the warrant conversion process, which will take place by December 31, 2007 when the effective number of warrants exercised will be known.

Option contracts for 4% of Edipower S.p.A. between Interbanca S.p.A., Albojo Limited (100% Royal Bank of Scotland), Unicredit S.p.A. and AEM S.p.A.

On July 16, 2007 AEM S.p.A. exercised its call on the shares of Edipower S.p.A. versus the financing partners Interbanca S.p.A. and Albojo Limited (100% The Royal Bank of Scotland) for the purchase of 28,826,000 shares equal to 2% of the share capital. The transfer of the shares took place on July 31, 2007, so from that date, AEM S.p.A. holds 18% of Edipower S.p.A. The purchase of 2% of the share capital involved an outlay of around 50 million euro.

In addition, AEM S.p.A. stipulated an option contract with Unicredit S.p.A. for an additional 2% of Edipower S.p.A., which was exercised in July 2007 with payment in January 2008.

Because of the transition to IFRS, AEM S.p.A. has already proportionally consolidated 20% of Edipower S.p.A. from January 1, 2004 in light of the contracts and agreements existing with the present shareholders ("tolling"). This consolidation percentage includes the shares under the options which are not subject to valuation in accordance with IAS 32 and 39.

The payable for the purchase of the additional 2%, amounting to 55 million euro, is classified under payables to third parties.

Option contracts for 4% of Edipower S.p.A. between Interbanca S.p.A., Albojo Limited (100% Royal Bank of Scotland), Unicredit S.p.A. and Edison S.p.A
On July 16, 2007 AEM S.p.A. exercised its call on the shares of Edipower S.p.A. versus the financing partners Interbanca S.p.A. and Albojo Limited (100% The Royal Bank of Scotland) for the purchase of 72,065,000 shares equal to 5% of the share capital. The transfer of the shares took place on July 31, 2007, so from that date, Edison S.p.A. holds 45% of Edipower S.p.A. The purchase of 5% of the share capital involved an outlay of around 127 million euro (the portion consolidated by AEM amounts to 63.5 million euro).

Edison S.p.A. also stipulated an option contract with Unicredit S.p.A. for an additional 5% of Edipower S.p.A., which was exercised in July 2007 with payment in January 2008.

Because of the transition to IFRS, Edison S.p.A. has already proportionally consolidated 50% of Edipower S.p.A. from January 1, 2004 in light of the contracts and agreements existing with the present shareholders ("tolling"). This consolidation percentage includes the shares under the options which are not subject to valuation in accordance with IAS 32 and 39.

The amount due for the purchase of the additional 5% (138 million euro) is shown under payables to third parties (the portion pertaining to the AEM Group amounts to 69 million euro).

Option contracts between AEM S.p.A. and Dolomiti Energia S.p.A. and between AEM and Società Elettrica Altoatesina SEL S.p.A. for part of their investment in Delmi S.p.A.

AEM signed separate option contracts with Dolomiti Energia S.p.A. (DE) and Società Elettrica Altoatesina SEL S.p.A. (SEL) for part of the Delmi S.p.A. shares that they hold.

Under the contract between AEM and DE, DE will have the right to sell two lots of Delmi shares to AEM, each equal to 25% of DE's investment in Delmi (currently 10%) at a price calculated for each lot based on various formulas that take into account DE's initial investment and/or any change in the market price of Edison's shares.
DE's options can only be exercised - the first in July 2007, the second in the second half of 2008 - if the entity controlled by DE has not acquired Edison's hydroelectric power plants located in the province of Trento (also in the form of a joint venture with Edison) and, if exercised, they can be executed over a period of time that goes from September 1, 2007 to June 30 2009: the first option, equal to 2.5% of Delmi S.p.A., expired without being exercised.

Under the option contract between AEM and SEL, SEL will have the right to sell to AEM and AEM will have the right to purchase from SEL two lots of Delmi shares, equal to 50% and 35% respectively of SEL's investment in Delmi (currently 10%).
The strike price of these options will be calculated for each lot based on various formulas that take into account SEL's initial investment and/or the value of Edison's shares at the time the options are exercised, depending in the case of SEL's put options, among other things, on the fact that SEL - at the time of exercising the option - has or has not become the owner of some of Edison's hydroelectric power plants located in the Province of Bolzano.
SEL's put options and AEM's call options to buy from SEL, if exercised, can be executed in various stages between the third anniversary and the six months following the sixth anniversary of TdE's purchase of the shares and warrants held by IEB (concluded on September 16, 2005).

In line with paragraph 23 of IAS 32, the Group has booked to liabilities the present value of the estimated outlay which it will not be able to avoid if it exercises these options.

Changes in the present value of this liability caused by the passing of time are considered as financial charges and booked to income.

There is still some uncertainty in international accounting standards as to how to treat the difference between the present value of the strike price of the put options and the book value of the minority interests. In the absence of an interpretation of this question by the IFRIC, the Group has decided to show

this difference as a reduction of equity pertaining to the Group (if positive) or as an increase in equity pertaining to the Group (if negative) as an alternative to adjusting goodwill.

This is in line with previous decisions taken by the Group. It means that changes in the liability that do not depend on time are adjusted on Group equity.

If the options expire without them being exercised, the liability will be reclassified to equity, reinstating the minority interests.

The AEM Group valued these options, up to the consolidated interim financial statements at March 31, 2007 in accordance with IAS 39. However, in light of the way that IFRS are generally applied in connection with put options on shares, which see IAS 32 paragraph 23 prevailing over IAS 27 IG 7, the AEM Group has decided to adopt the accounting policy explained previously. As a result, pursuant to IAS 8 paragraph 14 ("*Change in accounting policies*"), it has prepared a restatement of the income statement and balance sheet figures for previous periods, starting from the year ended December 31, 2005.

The consolidated interim financial statements at September 30, 2007 therefore show a liability to third parties for the eventual exercise of the put options for the shares of DE and SEL amounting to 220 million euro (231 million euro at June 30, 2006 and 239 million euro at December 31, 2006), a reduction in the equity pertaining to minority interests of 202 million euro (249 million euro at September 30 2006 and at December 31, 2006), a negative change in the equity pertaining to the Group of 13 million euro (positive for 23 million euro at September 30, 2006 and positive for 17 million euro at December 31 2006) and a financial charge of 5 million euro (one of 5 million euro at September 30 2006 and 7 million euro at December 31, 2006).

The share of Delmi's result remains 51% as the above options do not currently give AEM access to the economic benefits associated with the shares under option.

d) Call option contract for 70% of Ecodeco S.r.l.

On April 22, 2005, AEM S.p.A. acquired 30% of the share capital and voting rights of Ecodeco S.r.l.
Under the agreements made at that date, AEM S.p.A. has a call option, which gives it the right, but not the obligation, to buy the other 70% of the share capital and voting rights of Ecodeco S.r.l. from April 2006, at a price depending on economic and financial ratios based on the consolidated financial statements of the Ecodeco Group.

Based on these agreements, the call option could not be exercised during the first quarter of 2006, so up until March 31, 2006 the investment in Ecodeco S.r.l. was consolidated at equity.

At the end of May 2007, AEM S.p.A. communicated to the shareholders of Ecodeco S.r.l. its intention to exercise the call option to buy 70% of Ecodeco S.r.l., also communicating a provisional strike price that will be subject to an adjustment in the coming months once the gross operating profit for the whole of 2007 is known.

Subsequently, AEM and the majority shareholder of Ecodeco agreed that, as a result of exercising the call option, AEM would purchase a 64% interest in Ecodeco, with the residual 6% being subject to a call option for AEM to buy or a put option for the shareholder of Ecodeco to sell.

The purpose of this was to give AEM the chance to claim off the amount to be paid for the residual 6% of Ecodeco in the event of an adjustment that reduced the provisional strike price.

On July 24, 2007, following the exercise of the call option for Ecodeco S.r.l., AEM acquired 64% of Ecodeco S.r.l. for Euro 223.6 million euro.

As a result of this purchase, AEM S.p.A. holds 94% of Ecodeco S.r.l. The other 6% of Ecodeco S.r.l. is the object of a call and put option , respectively in favour of and to be borne by AEM S.p.A., exercisable by the end of 2008 at the same conditions and a pre-established price not subject to changes.
On the purchase of 64%, there is also provision for the price to be adjusted (up or down) based on 50% of any change in the 2007 gross operating profit compared with what it was in 2006 (both calculated according to Italian GAAP and subject to certain adjustments), to which the contractual multiple of 6.8 will be applied.

The total outlay ("Total Price") for the purchase of 70% of Ecodeco S.r.l. amounts to the sum of the following components:

(i) the price for 64% of Ecodeco, 223.6 million euro, which was paid on July 24, 2007;
(ii) the price for the additional 6%, 20.9 million euro, and
(iii) an estimate of the possible adjustment on the purchase of the 64% mentioned in point (i), quantified temporarily at 14 million euro.

The estimate mentioned in point (iii) was calculated on the basis of forecast closing figures for 2007 which the Ecodeco Group had available at September 30, 2007. This estimate will be updated on the basis of more precise information on the group's results; at present, it does not entail the AEM Group taking on any formal commitment.

The percentage participation in the result of Ecodeco S.r.l. at September 30, 2007 remains 100% as the call/put options on 6% of the Ecodeco's share capital allow AEM to have access to the economic benefits associated with the shares involved in the options.

In light of the above, the AEM Group booked in its consolidated financial statements an amount of goodwill equal to the difference between the Total Price as defined above and 70% of the net equity of the Ecodeco Group at June 30, 2007, booking the payable to third parties for the amounts mentioned in points (ii) and (iii) above.

So given an investment of 94% in the Ecodeco Group and line-by-line consolidation of 100% of the Group at September 30, 2007, the consolidated financial statements of the AEM Group will consider 70% of the results of the Ecodeco Group (from January 1, 2007 to June 30, 2007) as "profit pertaining to minority interests"; from July 1, 2007, the income statement result of the Ecodeco Group pertains entirely to the AEM Group.

In terms of the balance sheet, 70% of the Ecodeco Group's equity at September 30, 2006 and December 31, 2006 has been classified as "minority interests".

From June 30, 2007, on the other hand, these "minority interests" relating to 70% of the net equity of Ecodeco were eliminated following the purchase of 64% of the share capital on July 24, 2007 and the call/put option contract for the residual 6% of the share capital which is considered already exercised.

Call option contract for 4.16% of Fertilvita (a subsidiary of Ecodeco S.r.l.)

As a result of AEM's decision to exercise its options for 70% of Ecodeco S.r.l., the minority shareholders of Fertilvita S.r.l. also gained the right to sell their 4.16% interest to Ecodeco S.r.l.

Therefore on July 24, 2007 Ecodeco S.r.l. purchased 4.16% of the share capital of Fertilvita S.r.l..

The total outlay ("Fertilvita Total Price") for the purchase of 4.16% of Fertilvita S.r.l. is equal to the sum of the following components:

(i) the price for 4.16% of Fertilvita, 9 million euro, which was paid on July 24, 2007, and
(ii) an estimate of the possible price adjustment, quantified temporarily at 0.4 million euro.

The estimate mentioned in point (ii) was calculated on the basis of forecast closing figures for 2007 which the Ecodeco Group had available at June 30, 2007. This estimate will be updated on the basis of more precise information on the group's results; at present, it does not entail the AEM Group taking on any formal commitment.

The AEM Group has booked in the consolidated financial statements an amount of goodwill equal to the difference between the Fertilvita Total Price and 4.16% of its net equity at June 30, 2007 and the amount payable for the estimated adjustment mentioned in point (ii), which is consolidated 100% by Ecodeco.

The income statement result of Fertilvita from July 1, 2007 was entirely attributable to the Ecodeco Group, whereas up until June 30, 2007 4.16% was accounted for as "net profit pertaining to minority interests".

Equity Swap and Forward Flexible on Edison S.p.A. shares stipulated by Delmi S.p.A.

At September 30, 2007, Delmi S.p.A. is exposed to equity risk on the ordinary shares of Edison S.p.A. as a result of two derivative transactions.

Delmi S.p.A. has also stipulated an equity swap on 16,981,068 Edison S.p.A. ordinary shares at a price of 1.721865 euro per share with maturity November 2008.
Because of this equity swap, any increases in the value of the stock over 1.721865 will be a gain for Delmi (and vice versa).

Delmi S.p.A. will receive amounts from the counterparty equal to any dividends paid by Edison S.p.A. on the underlying shares.
For the equity swaps the banks will receive a remuneration that is partly variable, based on the time period of the transaction.

Delmi S.p.A. has also stipulated a flexible forward agreement with a financial counterparty which has the right, but not the obligation, to buy Edison S.p.A. ordinary shares at a price of 1.635 euro per share up to a maximum of 16,981,068 Edison S.p.A. ordinary shares with maturity November 2008.

Because of this transaction, any increases in the value of the stock over 1.635 will be a cost for Delmi. Any decrease under 1.635 euro will not result in a gain for Delmi, because in this case the counterparty would not exercise its right.

In May 2007, the notional amount of the equity swap was raised from 16,616,858 Edison S.p.A. ordinary shares to 16,981,068 shares in order to adjust the notional amount of the flexible forward agreement.

In fact, every time that Edison S.p.A. distributes a dividend, the notional amount of the flexible forward agreement increases in percentage for an amount equal to the ratio between the dividend and the share price at the date that it goes ex-coupon, whereas as a result the strike price of the flexible forward agreement falls proportionately.

The notional amount of the equity swap was therefore increased to avoid a mismatching of the notionals.

These financial instruments are classified as "held for trading" and valued at fair value through profit and loss in accordance with IAS 32 and 39.

Seasonal nature of the business

Note that given the nature of the Group's core activities, interim results may be affected by the climate during the period.

AEM Group – Areas of activity


AEM SPA
Aem Trading
Edipower
Aem Energia
Aem Calore e Servizi
Aem Elettricità
Aem Gas
ecodeco
Aem Service
Proaris srl
ELMI SPA
TRANSALPINA DI ENERGIA SRL
EDISON
Areas of activity
Electricity
Gas & Heat
Networks & Regulated Markets
Services
Waste & Power

Millions of euro	Electricity		Gas and Heat		Networks and Regulated Markets		Waste & Power		Services		Other activities		Eliminations		TOTAL AEM GROUP	
	01.01.07 09.30.07	01.01.06 09.30.06 Restated	01.01.07 09.30.07	01.01.06 09.30.06 Restated	01.01.07 09.30.07	01.01.06 09.30.06 Restated	01.01.07 09.30.07	01.01.06 09.30.06 Restated	01.01.07 09.30.07	01.01.06 09.30.06 Restated	01.01.07 09.30.07	01.01.06 09.30.06 Restated	01.01.07 09.30.07	01.01.06 09.30.06 Restated	01.01.07 09.30.07	01.01.06 09.30.06 Restated
Revenues from sales	3,588	3,347	1,775	1,932	502	558	117	88	93	87	11	14	(1,117)	(1,073)	4,969	4,953
- of which interdivisional	*18*	*11*	*938*	*901*	*76*	*80*	*2*		*83*	*81*			*(1,117)*	*(1,073)*		
Gross profit from operations	755	765	206	187	116	122	50	29	(38)	(41)	3	5	(4)	(3)	1,088	1,064
% of revenues	*21.0%*	*22.9%*	*11.6%*	*9.7%*	*23.1%*	*21.9%*	*42.7%*	*33.0%*							*21.9%*	*21.5%*
Amortisation, depreciation and provisions	(299)	(290)	(75)	(77)	(60)	(54)	(25)	(15)	(14)	(20)	(1)	(2)	10	10	(464)	(448)
Net profit from operations	456	475	131	110	56	68	25	14	(52)	(61)	2	3	6	7	624	616
% of revenues	*12.7%*	*14.2%*	*7.4%*	*5.7%*	*11.2%*	*12.2%*	*21.4%*	*15.9%*							*12.6%*	*12.4%*
Net charges from financial management															(162)	(159)
Share of results of companies carried at equity																1
Non-operating income/charges and Gains/Losses on disposals															4	(1)
Income before taxes															466	457
Income tax expense															(194)	(95)
Net result															272	362
Minority interests															(109)	(147)
Net result from non-current assets held for sale															(1)	8
Group net profit for the period															162	223
Capital expenditure	114	204	76	56	82	51	8		8	10	7	4			295	325
Total Assets (*)	8,025	8,346	1,830	1,956	2,171	2,160	325	327	5,237	5,033	28	22	(4,914)	(4,750)	12,702	13,094
Total non-current liabilities (*)	1,525	660	294	316	403	418	83	95	3,155	3,269	13	8	180	143	5,653	4,909

(*) Non-current Assets and Liabilities are compared with figures at December 31, 2006 Restated

For comments on sector performance, see the pertinent section of the Report on Operations.

Millions of euro	Electricity		Gas and Heat		Networks and Regulated Markets		Waste & Power		Services		Other activities		Eliminations		TOTAL AEM GROUP	
	3rd Qtr. 07	3rd Qtr. 06 Restated	3rd Qtr. 07	3rd Qtr. 06 Restated	3rd Qtr. 07	3rd Qtr. 06 Restated	3rd Qtr. 07	3rd Qtr. 06 Restated	3rd Qtr. 07	3rd Qtr. 06 Restated	3rd Qtr. 07	3rd Qtr. 06 Restated	3rd Qtr. 07	3rd Qtr. 06 Restated	3rd Qtr. 07	3rd Qtr. 06 Restated
Revenues	1,263	1,132	469	502	154	169	37	40	29	26	4	5	(359)	(349)	1,597	1,525
Gross profit from operations	279	263	25	52	31	28	16	12	(15)	(10)	-	2	(1)	(4)	335	343
% of revenues	*22.1%*	*23.2%*	*5.3%*	*10.4%*	*20.1%*	*16.6%*	*43.2%*	*30.0%*							*21.0%*	*22.5%*
Amortisation, depreciation and provisions	(102)	(94)	(32)	(21)	(21)	(17)	(8)	(8)	(5)	(5)	-	(1)	4	3	(164)	(143)
Net profit from operations	177	169	(7)	31	10	11	8	4	(20)	(15)	-	1	3	(1)	171	200
% of revenues	*14.0%*	*14.9%*	*-1.5%*	*6.2%*	*6.5%*	*6.5%*	*21.6%*	*10.0%*							*10.7%*	*13.1%*
Capital expenditure	36	78	35	22	25	19	5	-	3	4	3	1	-	(1)	107	123

NOTES TO THE BALANCE SHEET ITEMS

Changes compared with December 31, 2006 and September 30, 2006:

As explained previously in the paragraph entitled "Scope of consolidation", to which you are referred for further detail, the line-by-line consolidation of the Ecodeco Group at September 30, 2007 has been affected, as far as the allocation of minority interests is concerned, by the purchase of 64% of Ecodeco S.r.l on July 24, 2007, in addition to the 30% interest acquired on April 22, 2005. The other 6% of Ecodeco S.r.l. is the object of a call and put option, respectively in favour of and to be borne by AEM S.p.A., exercisable by the end of 2008 at the same conditions and at a pre-established price not subject to changes. For consolidation purposes, these call/put options are considered exercised. In particular, following the purchase of 64% of the share capital and the subscription of the liability relating to the estimated outlay for the future exercise of the 6% and for the price adjustment, from June 30, 2007 the entire consolidated shareholders' equity of the Ecodeco Group is considered as pertaining to the AEM Group. Additional goodwill was then booked for the difference between the "Total Price" (the amount paid to acquire 64% of the share capital and the estimated outlay at September 30, 2007 for the price adjustment and the residual 6% of share capital) and 70% of the Ecodeco Group's net equity at June 30, 2007. At December 31, 2006 and September 30, 2006, on the other hand, 70% of the equity pertaining to the Ecodeco Group was classified as "minority interests".

Changes in "Accounting Policy" as per IAS 8 with retroactive effect (restatement of the figures at September 30, 2006 and December 31, 2006):

As explained previously in the paragraph entitled "Consolidation policies and procedures", to which you are referred for further detail, as a result of the change in accounting policy made in the first half of 2007 with retroactive effect from December 31, 2005 (restatement) as a result of applying IAS 32 para. 23 to the option agreements between AEM S.p.A. and Dolomiti Energia S.p.A. and between AEM S.p.A. and Società Elettrica Altoatesina SEL S.p.A. relating to a part of their investment in Delmi S.p.A., the balance sheet figures at December 31, 2006 (and therefore also at September 30, 2006) include as liabilities to third parties the discounted countervalue of these options; in this way, comparability with the balance sheet figures at September 30, 2007 is guarantees.

Exercise of the call/put options on 4% of Edipower S.p.A. (AEM S.p.A.) and 10% of Edipower (Edison S.p.A).

The purchase of the Edipower S.p.A. ordinary shares underlying the call options exercised by AEM S.p.A. and Edison S.p.A. in July 2007 did not have any impact on the scope of consolidation as the consolidation percentage of Edipower S.p.A. already included all of the shares underlying both the call options (for which the shares were bought on July 31, 2007) and the put options (for which the shares will be transferred in January 2008). Reference should be made to the section entitled "Consolidation policies and procedures" for further details.

ASSETS

A) NON-CURRENT ASSETS

A1) PROPERTY, PLANT AND EQUIPMENT

(in millions of euro)	**Net book value 12.31.2006**	**Cap. expend.**	**Other changes**	**Reclass.**	**Disposals**	**Depreciation and writedowns**	**Total changes**	**Net book value 09.30.2007**
Land	121	3			(3)		-	121
Buildings	624	2		19	(3)	(25)	(7)	617
Plant and machinery	5,650	68	1	53	(6)	(321)	(205)	5,445
Industrial and commercial equipment	15	1		1		(3)	(1)	14
Other property, plant and equipment	34	6	2	(2)		(3)	3	37
Construction in progress and advances	432	186	(8)	(76)			102	534
Leasehold improvements	3	1		(1)		(1)	(1)	2
Leased assets	147			6		(16)	(10)	137
Total	**7,026**	**267**	**(5)**	**-**	**(12)**	**(369)**	**(119)**	**6,907**

Property, plant and equipment amount to 6,907 million euro (7,026 million euro at December 31, 2006) have decreased by 119 million euro as a result of the following items:

- the increase of 267 million euro due to capital expenditure and advances to suppliers during the period under review broken down as follows:
  - Electricity, 114 million euro;
  - Gas and Heat, 52 million euro;
  - Services, 5 million euro;
  - Networks and Regulated Markets, 82 million euro;
  - Waste & Power, 7 million euro;
  - Other Activities, 7 million euro.
- the decrease of 12 million euro is attributable to assets due to be sold of which 9 million euro related to the Delmi Group;
- the decrease of 369 million euro due to the depreciation for the period, of which 232 million euro related to the Delmi Group;
- the decrease of 5 million euro, due to other changes.

Capital expenditure during the period concerned:

- the electricity chain for 114 million euro, of which 29 million euro relating to the "Old scope" of the AEM Group and 85 million euro to the Delmi Group. In particular, as regard the AEM's "Old scope", capital expenditure refers mainly to the hydroelectric plants at Premadio and Grosio, the new control panel at the San Giacomo dam, the new no. 6 Group at the Cassano d'Adda thermoelectric plant, continuation of works on the new Viola Canal and consolidation of the San Giacomo Dam. As regards the Delmi Group, it refers to the plants under construction at Simeri Crichi (CZ) and the repowering of the Turbigo (MI) thermoelectric plant belonging to Edipower S.p.A.;
- the Gas and Heat chain, for 52 million euro, of which 20 million euro for work on the plants and district heating networks in the Milan area and certain neighbouring municipalities (AEM's "Old scope"), whereas the remaining 32 million euro involve the development of deposits in the Adriatic Sea and investments abroad (Delmi Group);
- the Services chain, for 5 million euro, involving buildings such as the buildings of the warehouse of Via Gonin and the Trento and Caracciolo substations, as well as purchases of equipment, furniture, fittings, IT equipment and other operating assets;
- the Networks and Regulated Markets chain, for 82 million euro. As regard the AEM "Old scope", capital expenditure total 47 million euro and concerns work on the 220 kV and 130 kV lines, the extension of the medium and low voltage networks, refurbishing of transformer and isolator cabins, modernisation of internal systems, laying medium and low pressure pipes, fitting of risers and meters. Capital expenditure for the Delmi Group amounts to 35 million euro and relates to the construction of the Caverzere-Minerbio gas pipeline and upgrading the Collalto storage facility;
- the Waste & Power chain, for 7 million euro, relating to investments by the Ecodeco Group;
- the Other Activities chain, for 7 million euro, relating to the Delmi Group.

The overall value of property, plant and equipment includes 534 million euro (432 million euro at December 31, 2006) of construction in progress and advance payments with changes during the period of 102 million euro, detailed as follows:

- the increase amounting to 186 million euro, resulting from capital expenditure incurred during the period under review;
- the decrease amounting to 84 million euro, of which 49 million related to the "Old scope" of the AEM Group and 35 million euro to the Delmi Group due to the completion and subsequent start-up of the orders mainly concerning development and expansion works on the plant and machinery owned by the Group.

Property, plant and equipment include 137 million euro of leased assets, of which 60 million euro relate to the Delmi Group and 29 million euro to the Ecodeco Group, booked in accordance with IAS 17 (revised). The total value of residual debt included in "payables and other financial liabilities" amounts to 57 million euro.

Property, plant and equipment are almost all located in Italy and their value does not include any capitalised financial charges.

A2) INVESTMENT PROPERTY

(in millions of euro)	Balance at 12/31/2006	Changes for the period	Balance at 09/30/2007
Investment property	20	(3)	17

Investment property at September 30, 2007 consists of land and buildings not held for the Group's business purposes; they amount to 17 million euro and all relate to Delmi Group.

A3) INTANGIBLE ASSETS

(in millions of euro)	Net book value 12.31.2006	Cap. expend.	Other changes	Reclass.	Disposals /Writedowns.	Amort.	Total change.	Net book value 09.30.2007
Industrial patents and intellectual property rights	18	1	1			(3)	(1)	17
Concessions, licences, trademarks and similar rights	227		4			(16)	(12)	215
Goodwill	1,919		289		(5)		284	2,203
Assets in process of formation	7	2	(5)				(3)	4
Other intangible assets	361	25	(43)			(41)	(59)	302
Total	**2,532**	**28**	**246**	**-**	**(5)**	**(60)**	**209**	**2,741**

Intangible assets at September 30, 2007 total 2,741 million euro compared with December 31, 2006, showing an increase of 209 million euro, as a result of:

- the increase of 28 million euro due to capital expenditure during the period, of which 3 million euro relating to Services, 1 million euro deriving from the "Waste & Power" division and 24 million euro relating to the Delmi Group, including investments in research and exploration of Hydrocarbons reserves;
- the increase of 105 million euro in the goodwill resulting from the accounting treatment of the Edison warrants held by Transalpina di Energia as indicated in the "Consolidation procedures";

- the increase of 177 million euro in the goodwill resulting from the purchase of a further 64% of Ecodeco S.r.l. in July 2007 in addition to the 30% interest already held from April 2005, as well as from the consolidation of 6% of the call/put options on the share capital of Ecodeco S.r.l. considered exercise;
- the increase of 7 million euro in the goodwill of the Ecodeco Group after the purchase of 4.16% of Fertilvita S.r.l.;
- the decrease of 5 million euro deriving from the fall in goodwill after realisation of the tax benefits after the first-time consolidation date (IFRS 3 paragraph 65) by the Delmi Group;
- the decrease of 43 million euro due to the change in excess Green Certificates, principally of the Delmi Group;
- the decrease of 60 million euro due to the depreciation and amortisation for the period, including 55 million relating to the Delmi Group.

"Other assets" include 300 million euro relating to the valuation of medium/long-term "take or pay" hydrocarbons supply contracts of Edison S.p.A. booked at the time of the Purchase Price Allocation.

At September 30, 2007 goodwill refers to the following acquisitions:

Millions of euro	*Balance at September 30, 2007*
Enel Distribuzione S.p.A.'s business	110
AEM Calore & Servizi S.p.A.	4
Empower S.p.A.	2
Delmi Group	1,875
Ecodeco Group	212
Total	**2,203**

No impairment indicators have come to light during the period under review.

A4) INVESTMENTS

Investments in associates valued at equity

(in millions of euro)	Balance at 12/31/2006	Changes for the period	Balance at 09/30/2007
Investments in associates valued at equity	61	27	88

Investments at September 30, 2007, compared with December 31, 2006, show a net increase of 27 million euro due for 25 million euro to the increase of AEM Old Scope, and in particular to the reclassification of the investment in AGAM Monza S.p.A. (17 million euro equal to 17.49%) from "Other non-current financial assets - financial assets held for sale", and to the acquisition of 3,484,755 shares of the company (8 million euro), raising AEM's interest in AGAM to 24.99%, as well as the Delmi Group's payments on capital account to its affiliate Gelsi (2 million euro).

In addition:

- no associate is quoted, with the exception of ACSM S.p.A.;
- the financial statements at December 31 2006 of the parent company AEM S.p.A. give key figures for all direct investments in direct associates;
- the consolidated financial statements reflect all of the profit and losses made by associates.

A5) OTHER NON-CURRENT FINANCIAL ASSETS

	Balance at	**Changes for**	**Balance at**	*of which included in equity*	
(in millions of euro)	**12/31/2006**	**the period**	**09/30/2007**	*12/31/2006*	*09/30/2007*
Securities held for trading	24	-	24	-	-
Financial assets held to maturity (HTM)	1	-	1	-	-
Loans and receivables (L&R)	62	(1)	61	*39*	*40*
Financial assets due from related parties	1	-	1	*1*	*1*
Financial assets available for sale (AFS)	418	71	489	-	-
Other financial assets	1	1	2	-	-
Total	**507**	**71**	**578**	*40*	*41*

The other non-current financial assets at September 30, 2007 amount to 578 million euro (507 million euro at December 31, 2006) and the increase compared with December 31, 2006, of 71 million euro, refers substantially to the increase in financial assets available for sale, due in particular to:

- the increase (63 million euro) in the valuation at fair value of the investment in ATEL SA of AEM Old Scope partly offset for 17 million euro by the reclassification under "Equity investments" of the investment in AGAM Monza S.p.A.
- the increase in capital of the Delmi Group (25 million euro) for the amounts invested in Terminale GNL Adriatico;

The investments included under long-term financial assets, both consolidated and non-consolidated, and the investments carried at equity or at fair value method are listed in attachments 3, 4, 5, 6, 7 and 8 to the explanatory notes.

A6) DEFERRED TAX ASSETS

(in millions of euro)	Balance at 12/31/2006	Changes for the period	Balance at 09/30/2007
Deferred tax assets	263	5	268

They amount to 268 million euro (263 million euro at December 31, 2006) and relate principally to taxes on taxed risk provisions, taxes on amortisation, depreciation and writedowns of non-current assets, the benefit of carry-forward tax losses, as well as taxes arising from the application of IAS 39 on financial instruments.

A7) OTHER NON-CURRENT RECEIVABLES

(in millions of euro)	Balance at 12/31/2006	Changes for the period	Balance at 09/30/2007
Other non-current receivables	46	(14)	32

Other non-current receivables amount to 32 million euro (46 million euro at December 31, 2006). The decrease, 14 million euro, derives principally from the lower receivables of the Delmi Group in connection with tax credits for which reimbursement was received during the period under review.

A8) RESTRICTED OR PLEDGED DEPOSITS

(in millions of euro)	Balance at 12/31/2006	Changes for the period	Balance at 09/30/2007
Restricted or pledged deposits	2	7	9

This caption shows a balance of 9 million euro at September 30, 2007 and relates exclusively to the consolidation of the Delmi Group.

A9) OTHER NON-CURRENT ASSETS

(in millions of euro)	Balance at 12/31/2006	Changes for the period	Balance at 09/30/2007
Other non-current assets	5	(1)	4

This caption shows a balance of 4 million euro and refers to costs already incurred but pertaining to future periods.

B) CURRENT ASSETS

B1) INVENTORIES

(in millions of euro)	Balance at 12/31/2006	Changes for the period	Balance at 09/30/2007
Inventories	257	12	269

At September 30, 2007 inventories amount to 269 million euro (257 million euro at December 31, 2006). The total increase of 12 million euro is mainly caused by the growth in fuel stocks held by Plurigas S.p.A. and the Delmi Group, reflecting the seasonal nature of the business, partly offset by the decrease in fuel stocks of the Delmi Group due to the use of the stocked natural gas.

B2) CURRENT FINANCIAL ASSETS

				of which included in equity	
(in millions of euro)	Balance at 12/31/2006	Changes for the period	Balance at 09/30/2007	*12/31/2006*	*09/30/2007*
Trading investments (HFT)	5	1	6	*5*	*6*
Financial assets held to maturity (HTM)	-	-	-	-	-
Loans and receivables (L&R)	14	(13)	1	*14*	*1*
Financial assets available for sale (AFS)	-	-	-	-	-
Other financial assets	-	-	-	-	-
Financial assets due from related parties	-	-	-	-	-
Total	**19**	**(12)**	**7**	*19*	*7*

This caption at September 30, 2007 shows a balance of 7 million euro (19 million euro at December 31, 2006), and relates exclusively to the Delmi Group; the decrease compared with December 31, 2006 is due to lower loans and receivables originated by the company, partly offset by the increase in trading investments following the adjustment to market value of the investments held.

B3) CURRENT DERIVATIVES

(in millions of euro)	Balance at 12/31/2006	Changes for the period	Balance at 09/30/2007	*of which included in equity*	
				12/31/2006	*09/30/2007*
Current derivatives	71	27	98	*47*	*68*

At September 30, 2007 this caption amounts to 98 million euro (71 million euro at December 31, 2006) and is made up of:

- 35 million euro (27 million euro at December 31, 2006) of the valuation at fair value of derivatives hedging the interest rate risk on the bond loan, and of the valuation at fair value of derivatives hedging the interest rate risk on committed bank lines of credit and of the Edipower loan;
- 5 million euro (6 million euro at December 31, 2006) for the valuation at fair value of the derivatives stipulated to hedge the price risk on fuel and electricity;
- 57 million euro (38 million euro at the end of the previous year) from consolidation of the Delmi Group, relating to transactions in derivatives on interest rates (32 million euro), exchange rates (1 million euro) and commodities (24 million euro);
- 1 million euro, from derivatives of the Ecodeco Group.

Compared with December 31, 2006, there has been an increase in the derivatives hedging committed bank credit lines of 7 million euro, following its adjustment to fair value at September 30, 2007, as well as an increase in the valuation of derivatives of the Delmi Group, (19 million euro) in particular those referring to interest rate swap contracts related to the loan stipulated by Transalpina di Energia S.r.l..
See the paragraph entitled "Other Information" for further disclosure about derivatives.

B4) TAXES RECEIVABLE

(in millions of euro)	Balance at 12/31/2006	Changes for the period	Balance at 09/30/2007
Taxes receivable	54	(3)	51

At September 30 2007 this caption amounts to 51 million euro (54 million euro at December 31, 2006); The decrease of the period, of 3 million euro, is mainly due to the reduction in taxes receivable relating to the "Old scope" of the AEM Group, 1 million euro, to the Delmi Group, 3

million euro, partly offset by an increase in amounts due from tax authorities relating to the Ecodeco Group, 1 million euro.

B5) TRADE AND OTHER RECEIVABLES

(in millions of euro)	Balance at 12/31/2006	Changes for the period	Balance at 09/30/2007
Receivables from customers			
Receivables from customers	1,650	(381)	1,269
Reserve for bad and doubtful accounts	(49)	(12)	(61)
Total receivables from customers	*1,601*	*(393)*	*1,208*
Receivables from affiliates			
- parent entity	42	(8)	34
- associates	23	4	27
Total receivables from affiliates	*65*	*(4)*	*61*
Other receivables			
- due to the Electricity Equalisation Fund	50	10	60
- advances to suppliers	4	5	9
- due from personnel	-	-	-
- miscellaneous receivables	129	61	190
Total other receivables	*183*	*76*	*259*
Total	**1,849**	**(321)**	**1,528**

At September 30, 2007 trade and other receivables amount to 1,528 million euro (1,849 million euro at December 31, 2006), a decline of 321 million euro mainly due to a reduction in receivables from customers for the sale of electricity and gas, partly offset by the increase in receivables from related parties and other receivables.
At September 30, 2007 the reserve for bad and doubtful accounts amounted to 61 million euro, an increase of 12 million euro compared with the end of the previous year as a result of the provisions made, utilizations during the period and other changes. This reserve is considered adequate to cover the risk.

B6) CASH AND CASH EQUIVALENTS

(in millions of euro)	Balance at 12/31/2006	Changes for the period	Balance at 09/30/2007
Bank and postal deposits	253	(174)	79

Liquid funds at September 30, 2007 amount to 79 million euro (253 million euro at December 31, 2006) including the consolidation of the Delmi Group, 59 million euro, and of the Ecodeco Group, 5 million euro and show a decline of 174 million euro compared with December 31, 2006, as they were used to repay financial liabilities that fell due during the period.
Cash at bank includes interest accrued but not yet credited at the period-end.

B) OTHER CURRENT ASSETS

(in millions of euro)	Balance at 12/31/2006	Changes for the period	Balance at 09/30/2007
Other current assets	13	5	18

These are shown in the financial statements for 18 million euro (13 million euro at December 31, 2006).
The change is essentially due to the "Old scope" of the AEM Group.

C) NON-CURRENT ASSETS HELD FOR SALE

	Balance at 12/31/2006	Changes for the period	Balance at 09/30/2007	*of which included in equity*	
(in millions of euro)				*12/31/2006*	*09/30/2007*
Non-current assets held for sale	**116**	**(108)**	**8**	*9*	*8*

At September 30, 2007 this caption shows a balance of 8 million euro and relates exclusively to the Ecodeco Group, in particular to the assets involved in certain businesses held for sale. At December 31, 2006 this caption included the assets relating to the investments in Mestni Plinovodi d.o.o. and Serene S.p.A. which were sold off during the period under review.

LIABILITIES AND EQUITY

D) SHAREHOLDERS' EQUITY

Shareholders' equity, which at September 30, 2007 amounts to 4,351 million euro (3,972 million euro at December 31, 2006), is detailed in the table below:

(in millions of euro)	Balance at 12.31.2006	Changes for the period	Balance at 09.30.2007
Equity pertaining to the Group:			
Share capital	936	-	936
(Treasury shares)	(25)	(38)	(63)
Legal reserve	94	8	102
Other reserves	673	194	867
Net profit for the year	295	(295)	-
Net profit for the period	-	162	162
Total equity pertaining to the Group	**1,973**	31	**2,004**
Minority interests	1,999	348	2,347
Total shareholders' equity	**3,972**	379	**4,351**

EQUITY PERTAINING TO THE GROUP

The overall movement in equity pertaining to the Group is the result of the combined effect of the net profit for the period (162 million euro), the dividends distributed by the parent company AEM S.p.A. (125 million euro) and other positive changes (6 million euro), which mainly include the positive effects of the IAS 32 and 39 valuations of derivatives used as cash flow hedges and of available for sale investments (54 million euro), and the negative effects of valuing the put option on the Delmi shares (30 million euro) and for the purchase of treasury shares (38 million euro). See the paragraph on "Consolidation procedures" for further discussion of this last point. The dividend that was distributed amounted to 0.07 euro per share.

D1) SHARE CAPITAL

At September 30, 2007 the share capital totals 936 million euro and consists of 1,800,047,400 shares with a unit value of 0.52 euro each.

D2) TREASURY SHARES

At September 30, 2007 treasury shares amounted to 63 million euro (25 million euro at December 31, 2006) and relate to 30,434,850 treasury shares held by the company (16,159,850 shares at December 31, 2006). The increase is due to the purchase, during the period under review, of 14,275,000 treasury shares. This item has been deducted from equity in accordance with IFRS.

D3) LEGAL RESERVE

At September 30, 2007 it amounts to 102 million euro. The increase compared with the financial statements for the year ended at December 31, 2006 is equal to 8 million euro and is attributable to the allocation to this reserve of 5% of the previous year's net profit, as required by article 2430 of the Italian Civil Code.

D4) OTHER RESERVES

(in millions of euro)	Balance at 12/31/2006	Changes for the period	Balance at 09/30/2007
Other reserves	673	194	867

Other reserves, amounting to 867 million euro at September 30, 2007 (673 million euro at December 31, 2006), include the positive adjustments of previous periods, the consolidation adjustments relating to the figures booked in the prior year financial statements of the Group companies and the retained earnings of certain subsidiaries. It also includes the cash flow hedge reserve for the valuation, at September 30, 2007, of derivatives that comply with hedge accounting requirements at the end of the period and the reserve deriving from "assets available for sale".

Other reserves also include the effects of applying IAS 32 paragraph 23 to the put options stipulated by AEM S.p.A. with Dolomiti Energia S.p.A. (DE) and Società Elettrica Altoatesina SEL S.p.A. (SEL) on Delmi shares. As explained in detail in the paragraph on "Consolidation policies and procedures", the difference between the present value of the strike price of these put options and the book value of the minority interests is booked as a reduction of Group equity (if positive) or as an increase in Group equity (if negative).
At December 31, 2006 this difference was positive for 17 million euro, whereas at September 30, 2007 it is negative for 13 million euro. The effect for the period is therefore a reduction in Group equity of 30 million euro.

D5) NET PROFIT FOR THE PERIOD

Net profit amounts to 162 million euro and includes the result for the period.

D6) MINORITY INTERESTS

at September 30 2007 they amount to 2,347 million euro (1,999 million euro at December 31, 2006) and represent the portion of capital, reserves and net result pertaining to minority interests. The increase (348 million euro) is due to the net profit for the period of 109 million euro, the exercising of the Edison warrants which entailed an increase of 351 million euro, the subscription of the Ecodeco and Fertilvita options which involved a decrease of 93 million euro, the distribution of dividends which involved a reduction of 73 million euro, the effects of applying IAS 32 para. 23 to the put options stipulated by AEM S.p.A. with Dolomiti Energia S.p.A. (DE) and Società Elettrica Altoatesina SEL S.p.A. (SEL) on the Delmi S.p.A. shares held by them, as described in paragraph "Consolidation policies and procedures", which led to a rise of 47 million euro, and other changes, with a positive impact of 7 million euro, which includes the change in reserves deriving from the application of IAS 32 and 39 for 2 million euro. For further information on the exercise of the Edison warrants and on the valuation of the Ecodeco and Fertilvita options, see the paragraph on "Consolidation procedures".

E) LIABILITIES

E1) NON-CURRENT LIABILITIES

E1 – 1) Medium/long term financial liabilities

(in millions of euro)	Balance at 12/31/2006	Changes for the period	Balance at 09/30/2007	*of which included in equity*	
				12/31/2006	*09/30/2007*
Non-convertible bonds	1,141	(27)	1,114	1,141	1,114
Due to banks	1,665	772	2,437	1,665	2,437
Due to other providers of finance	256	(34)	222	256	222
Derivatives	3		3	3	3
Finance lease payables	53	(13)	40	53	40
Total	**3,118**	**698**	**3,816**	**3,118**	**3,816**

Medium/long-term financial liabilities amount to 3,816 million euro (3,118 million euro at December 31, 2006) and increase by 698 million euro essentially due to the 772 million euro increase in due to banks following the renegotiation of the new loan stipulated by Edipower S.p.A., which led to its reclassification from "Current liabilities" to "Non-current liabilities" 810 million euro, partly offset by the reduction in non-convertible bond loans, 27 million euro, financial lease payables, 13 million euro, and other amounts due to banks, 34 million euro.
Non-current derivatives at September 30, 2007 amount to 3 million euro (unchanged versus December 31, 2006) and refer to the valuation at fair value of financial derivative of Delmi S.p.A..
The section "Other information" illustrates the nature and the content of medium/long-term loans.

E1 – 2) Deferred tax liabilities

(in millions of euro)	Balance at 12/31/2006	Changes for the period	Balance at 09/30/07
Deferred tax liabilities	769	18	787

This caption includes the changes made to the financial statements of the individual companies to eliminate interference on the part of adjustments and provisions made solely for tax purposes ("defiscalisation") and the provision for deferred tax liabilities of all companies of the AEM Group for IRES and IRAP, which will be in force at the time the temporary differences that generated them reverse.

The increase, amounting to 18 million euro, refers to provisions for the period made by the companies making up the old AEM scope of consolidation for 24 million euro and the Ecodeco Group for 5 million euro partly compensated by lower deferred tax liabilities of the Delmi Group, 11 million euro.

E1 – 3) *Employee benefits*

(in millions of euro)	Balance at 12/31/2006	Changes for the period	Balance at 09/30/2007
Employee benefits	210	(7)	203

At September 30 2007 this caption amounts to 203 million euro (210 million euro at December 31, 2006) and shows the following changes for the period:

(in millions of euro)	Balance at 12/31/2006	Provision	Utilisations	Other changes	Balance at 09/30/2007
Severance indemnities	108	8	(8)	(2)	106
Payments in lieu of notice	-	-	-	-	-
Employee benefits	102	1	(4)	(2)	97
Total	**210**	**9**	**(12)**	**(4)**	**203**

E1 – 4) Provisions for risks

(in millions of euro)	Balance at 12/31/2006	Provisions	Utilisations	Other changes	Balance at 09/30/2007
Provisions for risks	618	20	(22)	4	620

The balance on these provisions at September 30, 2007 amounts to 620 million euro (618 million euro at December 31, 2006). The provisions made by the "AEM Old scope of consolidation" amounted to 11 million euro and regarded the dispute with certain local government entities in connection with local taxes, the dispute pending with Social Security Institutions and provisions for lawsuits outstanding with personnel and with third parties. The consolidated portion of the provisions made by the Delmi Group amounts to 7 million euro, while the portion consolidated by the Ecodeco Group comes to 2 million euro.

E1 – 5) Other non-current liabilities

(in millions of euro)	Balance at 12/31/2006	Changes for the period	Balance at 09/30/2007
Other non-current liabilities	194	33	227

At September 30, 2007 these amount to 227 million euro (194 million euro at December 31, 2006) and relate essentially to the non-current portion of payables in connection with the Delmi options as explained in the section on "Consolidation policies and procedures", as well as to guarantee deposits and amounts due to employees of the Delmi Group.

E2) CURRENT LIABILITIES

E2 – 1) Trade and other payables

(in millions of euro)	Balance at 12/31/2006	Changes for the period	Balance at 09/30/2007
Advances	53	(4)	49
Trade payables	1,317	(291)	1,026
Trade payables to related parties	10	(8)	2
- parent entity	*5*	*(3)*	*2*
- associates	*5*	*(5)*	-
Payables to social security institutions	22	(1)	21
Other payables	484	(95)	389
Total	**1,886**	**(399)**	**1,487**

Trade and other payables amount to 1,487 million euro (1,886 million euro at December 31, 2006) and show a decrease of 399 million euro as a result of the reduction of amounts due to suppliers, 291 million euro, trade payables to related parties (8 million euro) and other payables for 95 million euro, mainly due to exercising part of the call options on the shares of Edipower S.p.A., offset by booking the payable for the residual portion of the options related to the purchase of the Ecodeco Group.
The total decrease is attributable for 317 million euro to the Delmi Group, for 103 million euro to the "Old scope" of the AEM Group and for 21 million euro to the increase in the Ecodeco Group.

E2 – 2) Tax liabilities

(in millions of euro)	Balance at 12/31/2006	Changes for the period	Balance at 09/30/2007
Tax liabilities	86	57	143

Taxes payables amount to 143 million euro (86 million euro at December 31, 2006) and show an increase of 57 million euro, mainly due to higher payables to the tax authorities of the "Old scope" of AEM (16 million euro), of the Delmi Group (33 million euro) and of the Ecodeco Group (8 million euro). These taxes are all due within one year.

E2 – 3) Short-term financial liabilities

(in millions of euro)	Balance at 12/31/2006	Changes for the period	Balance at 09/30/2007	*of which included in equity 12/31/2006*	*09/30/2007*
Non-convertible bonds	741	(716)	25	*741*	*25*
Due to banks	1,221	(386)	835	*1,221*	*835*
Due to other providers of finance	116	(56)	60	*116*	*60*
Derivatives	42	16	58	*14*	*9*
Finance lease payables	16	1	17	*16*	*17*
Financial payables to related parties	25	12	37	*25*	*37*
Total	**2,161**	**(1,129)**	**1,032**	*2,133*	*983*

Short-term financial liabilities amount to 1,032 million euro (2,161 million euro at December 31, 2006) and show a decrease of 1,129 million euro, as detailed below:

- the decrease of 716 million euro of the bond loans of the Delmi Group matured during the period;
- the decrease of 386 million euro in the amounts due to banks which is mainly due to a new loan taken out by Edipower S.p.A. following renegotiation of the debt, which involved its allocation to non-current financial liabilities;
- the decrease in the amounts due to other providers of finance of 56 million euro which is mainly due to extinction of the payable for the put option on the residual 20% of Finel S.p.A. (Delmi Group), which was exercised by EDF International;
- the increase of 16 million euro in the fair value of derivatives, which, at September 30, 2007, amount to 58 million euro, refers for 9 million euro to interest rate swaps and for 49 million euro to exchange rate and commodity swaps;
- the increase of 1 million euro in finance lease payables, which is mainly due to the Ecodeco Group;
- the increase of 12 million euro in financial payables to related parties, due to the rise in the balance on the current account which regulates financial dealings between AEM S.p.A. and the Municipality of Milan (4 million euro), as well as the payable to companies of the Ecodeco Group held for sale (8 million euro).

E2 – 4) OTHER LIABILITIES

(in millions of euro)	Balance at 12/31/2006	Changes for the period	Balance at 09/30/2007
Other liabilities	11	17	28

At September 30, 2007 this caption amounts to 28 million euro (11 million euro at December 31, 2006).
The increase is essentially due to the "Old scope" of the AEM Group.

F) LIABILITIES DIRECTLY ASSOCIATED WITH NON-CURRENT ASSETS HELD FOR SALE

(in millions of euro)	Balance at 12/31/2006	Changes for the period	Balance at 09/30/2007	*of which included in equity*	
				12/31/2006	*09/30/2007*
Liabilities directly associated with non-current assets held for sale	69	(61)	8	*32*	-

At September 30, 2007 this caption shows a balance of 8 million euro and refers exclusively to the Ecodeco Group in connection with liabilities relating to certain businesses of the Ecodeco Group that are held for sale. At December 31, 2006 it amounted to 69 million euro and referred to liabilities held for sale as required by IFRS 5 and in particular to Serene S.p.A..

G) NET FINANCIAL DEBT

(pursuant to CONSOB Communication no. DEM/6064293 of July 28 2006)

The following table gives details of net financial debt:

(in millions of euro)	09/30/2007	12/31/2006 Restated	09/30/2006 Restated
Bonds - non-current portion	1,114	1,141	1,165
Bank loans - non-current portion	2,437	1,665	2,648
Due to other providers of finance - non-current portion	222	256	271
Finance leases - non-current portion	40	53	58
Financial liabilities - non-current portion	3	3	6
Total medium/long-term debt	**3,816**	**3,118**	**4,148**
Financial assets - non-current portion	(41)	(40)	(31)
Medium/long-term loans	**(41)**	**(40)**	**(31)**
Total net non-current debt	***3,775***	***3,078***	***4,117***
Bonds - current portion	25	741	735
Bank loans - current portion	835	1,221	754
Due to other providers of finance - current portion	60	116	50
Finance leases - current portion	17	16	16
Financial liabilities - parent entity	29	25	34
Financial liabilities - current portion	9	14	12
Financial payables included in liabilities held for sale	-	32	206
Financial payables to companies held for sale	8		2
Total short-term debt	**983**	**2,165**	**1,809**
Current financial assets	(75)	(66)	(68)
Financial receivables in assets held for sale	(8)	-	(2)
Financial receivables from companies held for sale	-	-	(206)
Total short-term financial receivables	**(83)**	**(66)**	**(276)**
Cash and cash equivalents	(79)	(253)	(194)
Cash and cash equivalents included in assets held for sale	-	(9)	-
Total net current debt	***821***	***1,837***	***1,339***
Net debt	***4,596***	***4,915***	***5,456***

NOTES TO THE STATEMENT OF INCOME ITEMS

Changes compared with September 30, 2006:
As mentioned earlier (see paragraph on "Scope of consolidation"), 70% of the Ecodeco Group's result in the period January 1, 2007 to June 30, 2007 has been attributed to minority interests. From July 1, 2007 it was consolidated 100%. Bear in mind that in the income statement of the AEM Group at September 30, 2006, the Ecodeco Group's results were fully consolidated only from April 1, 2006, allocating to 70% to minority interests, whereas in the previous period (from January 1, 2006 to March 31, 2006) it was carried at equity according to the stake held by AEM S.p.A. (30%).

From January 1, 2007, the investment in ACSM S.p.A. is consolidated at equity. Given the lack of up-to-date figures at September 30, 2007, the consolidation includes the figures for the period from October 1, 2006 to June 30, 2007, a delay of one quarter as laid down in IAS 27 paragraph 27. AEM S.p.A. did not hold this investment at September 30, 2006.

The investment in AGAM S.p.A. is consolidated at equity from April 1, 2007 as it exceeded 20% with AEM gaining a significant influence. At September 30, 2006 this investment was carried at purchase cost as it related to an unquoted company.

It follows that the consolidated income statement figures at September 30, 2007 are not entirely comparable with those of the same period of last year. However, the impact on the results of changes in the scope and methods of consolidation can be considered marginal for the purposes of comparing the two periods.

Changes in "Accounting Policy" as per IAS 8 with retroactive effect (restatement of the figures at September 30, 2006 and December 31, 2006):
In order to ensure comparability of the figures following the change in accounting policy as a result of applying IAS 32 para. 23 to the option agreements between AEM S.p.A. and Dolomiti Energia S.p.A. and between AEM S.p.A. and Società Elettrica Altoatesina SEL S.p.A. relating to a part of their investment in Delmi S.p.A., the results at September 30, 2006 (and therefore also at December 31, 2006) show the changes caused by the passing of time to the present value of the debt relating to the countervalue of these options as financial charges; this ensures comparability with the income statement figures at September 30, 2007.

Exercise of the call/put options on 4% of the share capital of Empower S.p.A. (AEM S.p.A.) and on 10% of the share capital of Edipower (Edison S.p.A).
The purchase of the Edipower S.p.A. ordinary shares underlying the call options exercised by AEM S.p.A. and Edison S.p.A. in July 2007 did not have any impact on the scope of consolidation as the consolidation percentage of Edipower S.p.A. already included all of the shares underlying both the call options (for which the shares were bought on July 31, 2007) and the put options (for which the shares will be transferred in January 2008). Reference should be made to the section entitled "Consolidation policies and procedures" for further details.

Reclassification as per IFRS 5:
Note that, following the sale of the investments in Serenissima Gas S.p.A., Serenissima Energia S.r.l., Metroweb S.p.A., AEM Trasmissione S.p.A. and Edison Rete S.p.A., in the fourth quarter of 2006 and the sale of Mestni Plinovodi d.o.o. and Serene S.p.A. in the first quarter of 2007, in accordance with IFRS 5, the net result from these assets at September 30, 2006, has been reclassified to "Net result from non-current assets sold or held for sale".

1) REVENUES

Revenues at September 30, 2007 amount to 4,969 million euro (4,953 million euro at September 30, 2006). The breakdown of the more important revenue items is as follows.

REVENUES (millions of euro)	09/30/2007	09/30/2006
1.1 Revenues from sales:		
- Sale of electricity	3,453	3,282
- Distribution, transport and measurement of electricity	329	294
- Sale of heat	78	84
- Sale and distribution of gas to customers and other companies	737	848
- Sales of fuel	74	74
- Water sold to civil customers	12	15
- Hedging income on operating derivatives	4	-
- Hedging charges on operating derivatives	0	(3)
Total revenues from sales	**4,687**	**4,594**
1.2 Revenues from services:		
- Services on behalf of customers and third parties	120	114
- Services rendered to the parent entity	18	19
- Services to associates	1	1
Total revenues from services	**139**	**134**
1.3 Revenues from long-term contracts	**7**	**19**
1.4 Other operating income		
- Connection contributions	13	8
- Rents paid by associates	1	1
- Excess risk provisions	17	8
- Other revenues	49	77
- Hedging income on operating derivatives	69	130
- Hedging charges on operating derivatives	(13)	(18)
Total other revenues and income	**136**	**206**
TOTAL REVENUES	**4,969**	**4,953**

Revenues from sales amount to 4,687 million euro (4,594 million euro at September 30, 2006) and show a decrease of 93 million euro compared with September 30, 2006, mainly due to the increase in revenues of the "Old scope" of the AEM Group for 185 million euro and in those of the Ecodeco Group for 4 million euro, partly offset by lower revenues of the Delmi Group for 96 million euro. The growth is essentially due to higher quantities of electricity sold and distributed in the period under review, partly offset by lower quantity of gas sold and distributed above all because of the exceptional weather conditions during the period, as well as lower revenues resulting from the loss of the gas distribution concession in the Municipality of Cinisello Balsamo from February 2006.

Revenues from services on behalf of customers and third parties amount to 139 million euro (134 million euro at September 30, 2006) for an increase of 5 million euro mainly due to Ecodeco Group for 32 million euro, partly offset by the decrease in revenues for services of the "Old scope" of the AEM Group for 2 million euro, in particular the decline in revenues of the Delmi Group for 25 million euro.

Revenues from long-term contracts show a positive balance of 7 million euro (19 million euro at September 30, 2006) and refer to the Ecodeco Group. This caption refers to contract work in progress for the construction of plants in Great Britain.

Other operating income amounts to 136 million euro (206 million euro at September 30, 2006), of which 75 million euro relates to the Delmi Group and 3 million euro to the Ecodeco Group. This caption refers essentially to the valuation of the surplus green certificates, to out-of-period income for overprovisions in prior years and to reimbursements for damages and penalties recognised by users, by insurance companies and individuals, as well as to sales of appliances and materials. At September 30, 2006 this caption also included other revenues of a non-recurring nature of Edipower S.p.A., proportionally consolidated for 8 million euro in the "Old scope" of AEM and for 10 million euro in the Delmi Group. This item also includes hedging income and charges on operating derivatives of 56 million euro (112 million euro at September 30, 2006), of which 53 million euro is for consolidation of the Delmi Group which mainly relates to differential contracts on commodities, as well as differential contracts for the sale of electricity stipulated with the Sole Buyer, including their fair value at September 30, 2007.

2) OTHER OPERATING INCOME

OTHER OPERATING INCOME (millions of euro)	**09/30/2007**	**09/30/2006**
2.1) Other operating income	68	101
Total other operating income	**68**	**101**

Other operating income amounts to 68 million euro and refers to the consolidation of the other operating income of the Delmi Group, mainly concerning the recovery of costs for services provided to joint titleholders of hydrocarbons exploration projects and other revenues of an operating nature.

3) OPERATING COSTS

Operating costs at September 30, 2007 amount to 3,749 million euro (3,794 million euro at September 30 2006). The main items in this caption are commented on below.

OPERATING COSTS (millions of euro)	09/30/2007	09/30/2006
3.1 Raw materials and consumables used		
- Purchases of power and fuel	2,718	2,892
- Change in inventories of fuels	(15)	(45)
- Demineralised industrial water	14	12
- Purchases of materials	84	74
- Change in inventories of materials	(4)	(18)
- Hedging income on operating derivatives	(7)	(9)
- Hedging charges on operating derivatives	9	5
- Changes in inventories of finished goods	4	(77)
Total raw materials and consumables used	**2,803**	**2,834**
3.2 Services		
- Electricity delivering and transmission charges	432	400
- Subcontracted work	124	109
- Services	132	136
- Services from associates	9	10
Total services used	**697**	**655**
3.3 Other operating costs		
- Use of third-party assets	32	29
- Use of assets of the parent entity	2	2
- Taxes and water fees	95	88
- Other charges	109	99
- Hedging income on operating derivatives	(13)	(2)
- Hedging charges on operating derivatives	24	89
Total other operating costs	**249**	**305**
TOTAL OPERATING COSTS	**3,749**	**3,794**

Purchases of raw materials and goods amount to 2,803 million euro (2,834 million euro at September 30, 2006) of which 1,042 million euro relating to the Old scope of consolidation of AEM, 1,755 million euro to the Delmi Group and 6 million euro to consolidation of the Ecodeco Group. This item decreased by 31 million euro compared with the September 30, 2006 mainly due to the lower costs of the Delmi Group, for 210 million euro, partly offset by higher costs of the Ecodeco Group for 3 million euro and by higher costs of the "Old scope" of the AEM Group for 176 million euro; the latter are related to the higher quantities of electricity purchased.

Services used amount to 697 million euro (655 million euro at September 30, 2006) with an increase of 42 million euro mainly due to consolidation of the Delmi Group for 32 million euro, to the higher costs of the Old scope of consolidation of AEM for 13 million, partly compensated by lower costs of the Ecodeco Group for 3 million euro.

At September 30, 2007 other operating costs amount to 249 million euro (305 million euro at September 30, 2006) and show a decrease of 56 million euro of which 93 million euro related to the Delmi Group, 1 million euro to the Ecodeco Group, partly offset by the rise in other costs of the "Old scope" of the AEM Group for 38 million euro. This caption consists of costs for the use of third-party assets, taxes, water taxes and fees, other charges that mainly refer to the purchase di green certificates, out-of-period expenses and income. This item also includes hedging income and charges on operating derivatives of 11 million euro (87 million euro at September 30, 2006), of which 18 million euro is for consolidation of the Delmi Group and 7 million pertain to the "Old scope" of AEM,
This caption, at September 30, 2006, saw the reclassification of 15 million euro of provisions for emission trading linked to the consolidation of the Delmi Group (TDE/Edison) and previously booked to "Other provisions".

4) LABOUR COSTS

At September 30, 2007 labour costs, net of capitalised expenses, come to a total of 200 million euro (196 million euro at September 30, 2006), of which 81 million euro relates to the Delmi Group and 10 million euro to the Ecodeco Group, as detailed below:

LABOUR COSTS (millions of euro)	**09/30/2007**	**09/30/2006**
Wages and salaries	131	124
Social security charges	44	42
Severance indemnities	9	9
Retirement benefits and similar provisions	1	1
Other costs	15	20
Total labour costs	**200**	**196**

The increase is essentially due to higher consolidated costs of the Delmi Group, for 7 million euro, consolidation of the Ecodeco Group for 4 million euro compared with just two quarters in 2006, partly offset by a reduction in labour cost of the "Old scope" of the AEM Group for 7 million euro.

5) GROSS PROFIT FROM OPERATIONS

As a result of the above movements, the consolidated gross profit from operations at September 30, 2007 amounts to 1,088 million euro (1,064 million euro at September 30, 2006).

6) DEPRECIATION AND AMORTISATION, PROVISIONS AND WRITEDOWNS

Depreciation and amortisation, provisions and writedowns at September 30, 2007 amount to 464 million euro (448 million euro at September 30, 2006) and are made up as follows:

AMORTISATION, DEPRECIATION, PROVISIONS AND WRITEDOWNS (millions of euro)	**09/30/2007**	**09/30/2006**
Amortisation of intangible assets	60	52
Depreciation of property, plant and equipment, of which:	369	338
- 1. ordinary depreciation	*328*	*299*
- 2. depreciation of transferable assets	*41*	*39*
Total amortisation and depreciation	429	390
Other writedowns/writebacks of non-current assets	-3	10
Writedown of receivables included among current assets and liquid funds	18	14
Provisions for risks and charges	20	34
Total amortisation, depreciation, provisions and writedowns	**464**	**448**

This caption increased by 16 million euro mainly because of the rise in depreciation and amortisation, partly offset by lower provisions for risks and charges.

Depreciation and amortisation show an increase of 39 million euro, of which 20 million euro relate to consolidation of the Delmi Group, 7 million euro to Ecodeco Group, and 12 million euro for higher depreciation and amortisation on the part of the "Old scope" of the AEM Group.

Other writedowns/writebacks of non-current assets show income of 3 million euro due to the writebacks of non-current assets of the Delmi Group, while at September 30, 2006 this item showed a writedown of 10 million euro relating to the Delmi Group.

Writedowns of receivables have increased by 4 million euro mainly due to consolidation of the Delmi Group.

Provisions for risks of 20 million euro (34 million euro at September 30, 2006) and refers for 11 million euro to the Parent Company AEM S.p.A. and Group companies for disputes with social security institutions and local entities, provisions of Edipower S.p.A. against the risk associated with ordinary operations. The consolidated portion of financial charges pertaining to the Delmi Group is 7 million euro, that of the Ecodeco Group 2 million euro.

This caption, compared with September 30, 2006, has gone down by 15 million euro because of reclassification of this amount to "Other operating costs", as explained previously.

7) PROFIT FROM OPERATIONS

Profit from operations amounts to 624 million euro (616 million euro at September 30, 2006).

12) FINANCIAL COSTS

Net financial costs amount to 162 million euro (compared with net financial income of 159 million euro at September 30, 2006), of which 88 million euro from consolidation of the Delmi Group. Details of the more important items are given below.

FINANCIAL COSTS (millions of euro)	09/30/2007	09/30/2006
8) Gains/losses from financial assets held for trading		
- Gains	1	1
- Losses	0	2
Total gains/losses from financial assets held for trading	**1**	**(1)**
9) Other gains (losses) from derivatives		
- Gains on financial derivatives	63	53
- Charges on financial derivatives	55	60
Total other gains/losses on derivatives	**8**	**(7)**
10) Gains/losses from financial assets available for sale		
- Gains		1
- Losses	10	
Total gains/losses from financial assets available for sale	**(10)**	**1**
11) Financial charges		
Interest on bond loans	*50*	*48*
Miscellaneous	*144*	*140*
Total financial charges	**194**	**188**
12) Income (losses) from financial assets		
12.1) Dividend income	6	5
12.2) Income from receivables/securities included in non-current assets	1	0
12.3) Income from receivables/securities included in current assets	25	30
12.4) Exchange gains and losses	1	1
Total income (losses) from financial assets	**33**	**36**
TOTAL FINANCIAL COSTS	**(162)**	**(159)**

Gains/losses from financial assets available for trading show a positive balance of 1 million euro (compared with a negative balance of 1 million euro at September 30, 2006) related to the Delmi Group.

Other gains/losses on derivatives show a positive balance of 8 million euro (negative for 7 million euro at September 30, 2006) and are made up of

- income on derivatives, 63 million euro (53 million euro at September 30, 2006), which refers mainly to income on financial derivatives of the Delmi Group (53 million euro), as well as the positive effect of the fair value of the derivatives on the revolving lines of AEM S.p.A.;
- taxes and water fees of 55 million euro (60 million euro at September 30, 2006), of which 54 million euro relating to the Delmi Group and 1 million euro to the "Old scope".

Losses from financial assets available for sale amount to 10 million euro (gains of for 1 million euro at September 30 2006) and refer to the Delmi Group.

Financial charges come to a total of 194 million euro (188 million euro at September 30, 2006). The increase of 6 million euro is due for 10 million euro to "Old scope" of the AEM Group, partly compensated by lower losses of the Delmi Group for 4 million euro. This caption includes 2 million euro deriving from the booking of interest on the recovery of taxes for the years 1996 to 1999 of the parent company (see "EC infringement procedure" in Other information).

Total income from financial assets at September 30, 2007 comes to 33 million euro (36 million euro at September 30, 2006). This income is essentially interest on bank deposits and interest on other receivables. The reduction compared with the previous period is essentially due to "Old scope" of the AEM Group.

14) GAINS AND LOSSES ON VALUATION OF INVESTMENTS AT EQUITY

(millions of euro)	09/30/2007	09/30/2006
Gains and losses on valuation of investments at equity	-	1

At September 30, 2007 this caption shows a balance of less than 1 million euro (positive balance of 1 million euro at September 30, 2006) and includes the net effect of the valuation at equity of certain affiliates of the "Old scope" of the AEM Group and of the Delmi Group.

15) GAINS (LOSSES) ON DISPOSAL OF PROPERTY, PLANT AND EQUIPMENT

(millions of euro)	09/30/2007	09/30/2006
Gains (losses) on disposal of property, plant and equipment	2	(2)

At September 30, 2007 this account shows a positive balance of 2 million euro (negative balance of 2 million euro at September 30, 2006) and relates to a gain on disposal of property, plant and equipment mainly relating to the Delmi Group, for 4 million euro, deriving from the sale of certain buildings belonging to the electricity networks already sold to Terna, partly offset by the losses made by the companies of the "Old scope" of the AEM Group, of 2 million euro.

16) OTHER NON-OPERATING INCOME

This caption at September 30, 2007 amounts to 16 million euro (29 million euro at September 30, 2006) deriving exclusively from the Delmi Group and refers to the cancellation of guarantees given on the sale of investments and on settlement of certain disputes for which the risk provision made turned out to be higher than the amount of the settlement.

Note that this item refers to income not directly relating to the Group's industrial or financial operations.

17) OTHER NON-OPERATING COSTS

At September 30, 2007 this caption shows an amount of 14 million euro (28 million euro at September 30, 2006) to supplement provisions for risks and other charges that do not concern the ordinary operations of the Delmi Group, for 11 million euro, and to other non-operating costs of AEM S.p.A. for tax rebates for the years from 1996 to 1999, for 3 million euro (for further details, see the paragraph entitled "EC infringement procedure" in "Other information"").

Note that this item refers to charges not directly relating to the Group's industrial or financial operations.

18) INCOME TAX EXPENSE

Income tax expense (millions of euro)	09/30/2007	09/30/2006
Current taxes	200	273
Deferred tax assets	9	4
Deferred tax liabilities	(15)	(182)
Total income tax expense	**194**	**95**

Income tax for the period is calculated as follows, based on current accounting principles and consolidation policies:

- current taxes for the period, namely IRES and IRAP for 200 million euro, of which 125 million euro for the Delmi Group and 11 million euro for the Ecodeco Group;
- deferred tax assets show a charge of 9 million euro;
- deferred tax liabilities show income of 15 million euro.

The increase in income taxes of 99 million euro compared with the previous period is due to the Ecodeco Group for 7 million euro and to the higher tax burden of the Delmi Group for 114 million euro, partly offset by a reduction in the taxes of the "Old scope" of the AEM Group for 22 million euro.

One of the main reasons for this significant increase in the tax burden is the fact that the income statement at September 30 2006 included the positive impact of the Delmi Group due to the release of the deferred tax provision following the realignment of the tax values of the non-current assets of Edison S.p.A. with their statutory values by paying a flat-rate substitute tax.

19) NET RESULT FROM NON-CURRENT ASSETS SOLD OR HELD FOR SALE

At September 30, 2007 this caption shows a negative balance of 1 million euro relating exclusively to the Ecodeco Group. At September 30, 2006 this account shows a positive balance of 8 million euro which relates to the net results of Serenissima Gas S.p.A., Serenissima Energia S.p.A., Metroweb S.p.A., AEM Trasmissione S.p.A., Edison Rete S.p.A. and Serene S.p.A. and the valuation of Mestni Plinovodi d.o.o.
See the section entitled "Other information" for further details.

20) GROUP NET PROFIT FOR THE PERIOD

The Group net profit, net of minority interests of 109 million euro (147 million euro at September 30, 2006), amounts to 162 million euro (223 million euro at September 30, 2006).

EARNINGS PER SHARE

09/30/2006		09/30/2007
	(in millions of euro)	*(in millions of euro)*
222	(a) Net profit attributable to the ordinary shareholders (1)	162
8	Net profit/loss attributable to the ordinary shareholders from assets held for sale (discontinued operations) or sold	-1
214	(b) Net profit attributable to the ordinary shareholders from operating activities	163
217	(c) Net profit attributable to the ordinary shareholders for the calculation of diluted EPS (1)	160
209	(d) Net profit attributable to the ordinary shareholders from operating activities for the calculation of diluted EPS	162
	Weighted average number of shares in circulation	
	for the calculation of earnings (loss) per share	
1,784,601,367	- basic (f)	1,779,165,316
1,784,601,367	- diluted (g)	1,779,165,316
	Earnings per share (in euro)	
0.1247	- basic (a/f)	0.0908
0.1202	- basic (b/f) from operating activities	0.0915
0.1215	- diluted (c/g)	0.0901
0.1170	- diluted (d/g) from operating activities	0.0908

(1) net of 3% of the par value, for the higher dividend paid to the savings shareholders of Edison S.p.A. compared with the ordinary shareholders

21) NOTES ON RELATED PARTY TRANSACTIONS

The definition of "related parties" is indicated in the international accounting standard on the disclosures to be made in financial statements on related party transactions (IAS 24), adopted in accordance with the procedure mentioned in article 6 of the EC Regulation no. 1606/2002 and therefore, in the case of AEM S.p.A., they are:

Relations with the parent entity and its subsidiaries

The parent entity of AEM S.p.A. is the Municipality of Milan. At September 30, 2007 the Municipality of Milan holds a relative majority of the share capital of AEM S.p.A. with 42.267% (760,816,004 shares), of which 42.264% directly (760,768,604 shares) and 0.003% (47,400 shares) indirectly through Metropolitana Milanese S.p.A.
At September 30, 2007 AEM S.p.A. held 30,434,850 treasury shares, equal to 1.691% of the share capital which consists of 1,800,047,400 shares; the remaining 56.042% constitutes the market float.
Dealings between companies of the AEM Group and the Municipality of Milan are of a commercial nature, involving the supply of electricity, gas, heat and management of the public illumination and traffic light systems.
Similarly, AEM Group companies have dealings of a commercial nature with the companies controlled by the Municipality of Milan, namely SEA S.p.A., MM S.p.A., SOGEMI S.p.A., ATM S.p.A. and AMSA S.p.A., providing them with electricity, gas and heat at market rates in line with the supply conditions, as well as various services required by them.

Dealings between the Municipality of Milan and AEM S.p.A relate to public illumination and traffic light services and the management and distribution of electricity, gas and heat, which are governed by special agreements and specific contracts.
There are also dealings of a financial nature between AEM S.p.A. and the Municipality which are regulated by means of an interest-bearing current account, through which reciprocal payments are made; this current account is subject to the 3-month Euribor rate.
As regards relations between AEM S.p.A. and the other companies controlled by the Municipality of Milan, it should be borne in mind that AEM holds: 49% of Malpensa Energia S.r.l., which is controlled by SEA S.p.A., as well as 27% of Zincar S.r.l., which is controlled directly by the Municipality of Milan.

Dealings with subsidiary and associated companies

Within the "Old scope" of the Group, AEM S.p.A. provides centralised treasury services for all of the subsidiaries.
Intercompany transactions are regulated through current accounts between the parent company and the subsidiaries; intercompany balances bear interest at the 3-month Euribor rate increased for the creditor positions (of AEM S.p.A.) or reduced for the debtor positions by a margin in line with what is applied by the financial market.
A cash pooling contract was stipulated with Ecodeco S.r.l. at the same conditions mentioned above.
In 2007 AEM S.p.A. and its subsidiaries again filed their VAT return on a group basis.
For corporate income tax (IRES) purposes, AEM S.p.A. files for tax on a consolidated basis, as per articles 117 - 129 of Decree 917/86, together with its subsidiaries AEM Elettricità S.p.A., AEM Gas S.p.A., AEM Calore & Servizi S.p.A., AEM Energia S.p.A., AEM Trading S.r.l., AEM Service S.r.l., and Delmi S.p.A. To this end, a contract has been stipulated with each subsidiary to regulate the tax benefits and burdens transferred, with specific reference to current items.
The parent company AEM S.p.A. provides the subsidiaries, including Delmi S.p.A., and associates with administrative, tax, legal, managerial and technical services, so as to optimise the resources available within the company and to make the best use of existing know-how in the most

economical way possible. These services are governed by specific service contracts that are stipulated annually. The parent company AEM S.p.A. also makes available office space and operating areas at its own premises to subsidiaries and the associates Plurigas S.p.A. and e-Utile S.p.A., as well as services relating to their use. These are provided at market conditions.
AEM S.p.A. provides a power generation service to AEM Trading S.r.l. in exchange for a monthly fee that depends on the effective availability of the thermoelectric and hydroelectric plants.
AEM S.p.A. purchases an insignificant quantity of rights needed for hydroelectric production from the associate Società Servizi Valdisotto S.p.A. under a contractual agreement.
The associated company e-Utile S.p.A. provides AEM S.p.A. with IT services.

With reference to the proportional consolidation of the Transalpina di Energia Group, which is jointly controlled through Delmi S.p.A., note that parent company, AEM S.p.A., does not have direct dealings with any companies of the Transalpina di Energia Group.

Intercompany transactions and balances are summarised in the following tables, in accordance with CONSOB resolution 15519 of July 27, 2006:

BALANCE SHEET (in millions of euro)	TOTAL 09.30.2007	of which with related parties				
		Subsidiary companies	Associated companies	Parent company (1)	Total related parties	% on financial statements captions
ASSETS:	**12,702**	**8**	**116**	**34**	**158**	**1.2%**
A) NON-CURRENT ASSETS	*10,644*	-	*89*	-	*89*	*0.8%*
A4) INVESTMENTS	88		88		88	100.0%
A5) OTHER NON-CURRENT FINANCIAL ASSETS	578		1		1	0.2%
B) CURRENT ASSETS	*2,050*	-	*27*	*34*	*61*	*3.0%*
B5) TRADE RECEIVABLES	1,528		27	34	61	4.0%
C) NON-CURRENT ASSETS HELD FOR SALE	*8*	*8*			*8*	*100.0%*
LIABILITIES:	**8,343**	**16**	-	**31**	**47**	**0.6%**
E2) CURRENT LIABILITIES	*2,690*	*8*	-	*31*	*39*	*1.4%*
E2-1) TRADE PAYABLES	1,487			2	2	0.1%
E2-3) SHORT-TERM LOANS	1,032	8		29	37	3.6%
F) LIABILITIES ASSOCIATED WITH NON-CURRENT ASSETS HELD FOR SALE	*8*	*8*			*8*	*100.0%*

(1) Dealings with the Municipality of Milan

INCOME STATEMENT (in millions of euro)	TOTAL 09.30.2007	of which with related parties				
		Subsidiary companies	Associated companies	Parent company (1)	Total related parties	% on financial statements captions
1) REVENUES	**4,969**		**2**	**18**	**20**	**0.4%**
1.2) Revenues for services	139		1	18	19	13.7%
1.4) Other operating income	136		1		1	0.7%
3) OPERATING COSTS	**3,749**		**9**	**2**	**11**	**0.3%**
3.2) Services	697		9		9	1.3%
3.4) Other operating costs	249			2	2	0.8%
11) Financial charges	**194**			**1**	**1**	**0.5%**
12) Income from financial assets	**33**		**1**		**1**	**3.0%**

(1) Dealings with the Municipality of Milan

22) CONSOB COMMUNICATION No. DEM/6064293 OF JULY 28, 2006

No significant non-recurring events or transactions took place during the period, except for the amounts booked to "Financial charges" and "Other non-operating costs" for the tax and interest relating to the years from 1996 to 1999, as explained in "Other information" in the paragraph entitled "EC infringement procedure, as well as the sale of Serene S.p.A. which did not have any economic impact, though it did lower Group debt by 58 million euro.

GUARANTEES AND COMMITMENTS WITH THIRD PARTIES

"Old scope" of the AEM Group

Guarantee deposits received

The guarantees deposited by subcontractors and guarantees issued by credit institutions to ensure proper execution of work amount to 263 million euro (265 million euro at December 31, 2006).

Guarantees and commitments with third parties

These amount to 177 million euro (289 million euro at December 31, 2006) and refer to guarantee deposits lodged as security for commitments to third parties and to sureties given.

It is worth mentioning that on January 29, 2007 Edipower stipulated a new financing contract with a group of banks, replacing the previous one which was cancelled ahead of schedule. Under the new contract, Edison is no longer obliged to comply with financial covenants, neither for rating purposes, nor for any other reason; and there are no longer the guarantees regarding the payment of contributions in favour of the associate Edipower. The latter's entire line of credit, which has a duration of 5 years (for a total of 2,000 million euro) is subject to compliance with certain covenants.

On February 23, 2007, the transfer of AEM's 41.109 % stake in Mestni Plinovodi d.o.o. to ACSM S.p.A. was formalised.

Following the sale of the investment in Mestni Plinovodi d.o.o., ACSM S.p.A. took over AEM S.p.A.'s commitment versus Simest.

As regards the derivatives stipulated by Delmi S.p.A., as explained below in the paragraph on the Equity Risk of the Delmi Group, AEM S.p.A. has issued a Deed of Guarantee and Indemnity, guaranteeing the performance of Delmi S.p.A.'s bonds.

Secured guarantees given

Note that the investment in Metroweb S.p.A. and the bond loan issued by Metroweb S.p.A. and held by AEM S.p.A. have been pledged to the banks that finance Metroweb S.p.A.

Note that the Edipower shares owned by AEM S.p.A. (book value 359 million euro) have been given in pledge to a pool of banks for the loans granted by them.

Other commitments and risks

Edipower has taken on certain commitments with its suppliers for purchases and contracts. The share of these pertaining to the "Old scope" of the AEM Group amounts to 122 million euro.

Guarantees given from AEM S.p.A. in the interest of companies of the Ecodeco Group

At September 30, 2007 they amount to 5 million euro and relate principally to guarantees given in favour of the Tax Authorities for VAT credits for 2006.

Delmi Group

Personal guarantees given

The value of the personal guarantees shown, namely 618 million euro, represents the potential, undiscounted amount of the commitment at the balance sheet date. In particular, there are:

- 270 million euro of guarantees issued by Edison S.p.A. in favour of the Milan Tax Office on behalf of subsidiaries for the compensation of the VAT receivable, on behalf of subsidiaries for the intercompany transfer of tax credits;
- the rest are essentially guarantees given by Edison S.p.A. on behalf of subsidiaries for contractual obligations.

Secured guarantees given

The real guarantees given for liabilities shown in the balance sheet for 906 million euro and refer for 458 million euro to the value of Edipower shares owned by Edison S.p.A. and for 448 million to mortgages and liens on thermoelectric plants as security for the loans granted, of which 142 million euro relates to mortgages on repaid debt waiting to be cancelled.

Other commitments and risks

The Group has commitments for 366 million euro essentially for the completion of current capital investments relating to Edison S.p.A. and to the wind power sector for gas storage fields and pipelines, as well as to suppliers of Edipower (AEM's share amounts to 152 million euro). It also includes the conventional amount (consolidated 50%) of the cross-border electricity transport capacity which Edison Trading was awarded for 2007.

We would also point out the following commitments and risks relating to the Delmi Group (mainly for the Edison Group) not reflected in the above figures:

- in the field of hydrocarbons, natural gas import contracts in particular - as in usual in transactions of this amount and duration - there are "take or pay" clauses which envisage an obligation for the buyer to pay for the quantity not withdrawn compared with a set threshold if the non-withdrawals are due to causes not foreseen in the contract, except for the possibility during the course of the contract to recover at certain conditions the volume already partially paid for but not withdrawn. The contracts that are already operative concern imports from Russia, Libya and Norway for total supplies under normal conditions of 7.4 billion cubic metres per year.

  There are also three new agreements for the import of additional quantities of natural gas over the coming years.
  - the first refers to a contract for imports RasGas (Qatar) with the start of deliveries dependent on completion, by GNL Adriatico Srl, of LNG of Isola di Porto Viro currently under construction and expected to come into service by 2008. The volumes of this contract will amount to 6.4 billion cubic metres of gas.
  - the second consists of a contract for imports from Algeria signed with Sonatrach for a volume of 2 billion m^3/year, expected to start in 2008, depending on completion of the first stage of the upgrade of the gas pipeline that links Algeria with Italy through Tunisia (TTPC: Trans Tunisian Pipeline Company).
  - The third is a new agreement signed with Sonatrach in November 2006 ("*Protocole d'accord*") for the supply of 2 billion cubic metres of natural gas through the new pipeline to be built by Galsi that will link Algeria with Sardinia and Tuscany; the project is currently being developed (the agreement is subject to the new infrastructure being built).

  Take or pay amounts are paid for at a price that is in proportion to the supply price, which is linked to current market conditions. These contracts last for between 10 and 25 years and make it possible to achieve supplies of 18 billion cubic metres of natural gas per year for the period when all of the contracts are up and running.

As regards the contract relating to Terminale GNL Adriatico Srl, the agreements provide:

- for all shareholders: an obligation not to transfer their holding until 36 months after the terminal's start of operations, but in any case not beyond July 1, 2011 (the lock-up clause);
- in favour of Edison: a right to buy the other 90% or to sell its own 10% interest if certain events take place, not due to the fault of Edison, that prevent the terminal being completed (the put & call clause);
- in favour of the two majority shareholders: the right to buy the 10% interest belonging to Edison in the event that the gas supply contract with RasGas is cancelled for some reason attributable to Edison (the call clause);
- a price for the sale of the quotas in the event of the put and call options being exercised, calculated on the basis of the net equity value at the time they are exercised;
- a commitment on the part of the shareholders to provide, on a pro quota basis, the company with adequate financial resources to build the terminal. In addition, once the North Adriatic regassification terminal has been completed, even though Edison only has 10% of the infrastructure, it will become the main user as it will have available around 80% of the overall regassification capacity for 25 years.

• in the electricity chain we would point out, among other things, that:
  - Edison has granted Cartiere Burgo S.p.A. a call option for 51% of Gever that can be exercised on expiry of Gever's power and steam contract with Cartiere Burgo (by the end of 2017), at a price equal to its share of the company's book net equity;
  - on June 22, 2007 Edison S.p.A. signed two ERPAs (Emission Reductions Purchase Agreements) for the purchase di CERs (Certified CO_2 Emission Reductions) in China for two hydroelectric projects with a power of 69 MW and 6.4 MW for a total of 1.38 million CERs in the period 2007-2012. The contracts provide for a payment on delivery of the CERs that will take place on March 1 of each year. The CERs still have to be validated and registered with the UNFCC (United Nations Framework Convention on Climate Change), which is expected to take place by the end of 2007.

• in the Corporate area, we would point out that as part of the agreements that tie the members of the RCS Mediagroup blocking and consultation syndicate, in the event that a takeover bid is launched, any member that decides to exercise their right to withdraw from the investment has to sell their syndicated shares to the other members of the syndicate. The buyers have the right, but not the obligation, to purchase the shares in proportion to their percentage of the shares contributed to the Syndicate.

Edison S.p.A. has also signed a Management Agreement along with EDF Trading (EDF Carbon Fund) for the purchase of a fixed price Certified Emission Reduction/Emission Reduction Unit (CER/ERU - a CO_2 emission certificate) with the characteristics defined in the Investment Guidelines. Edison's share in the fund amounts to 30 million euro. At September 30, 2007 Edison S.p.A. has receivables for a total of 11.5 million euro (consolidated 50% for around 6 million euro).

Ecodeco Group

Guarantees given and commitments

At September 30, 2007 guarantees amount to 101 million euro and refer to guarantees given to third parties for industrial operations and as collateral for VAT rebates.

These guarantees are principally to ensure payment of any "post mortem" costs and the environmental recovery of land where associates have landfill dumps.

Commitments at September 30, 2007 amount to 1 million euro.

Secured guarantees given

At September 30, 2007 they amount to 63 million euro and refer principally to mortgages on land and buildings and to pledges on quotas of subsidiaries (Srl) given in favour of certain financial institutions as collateral for the loans received from them.

OTHER INFORMATION

1) SIGNIFICANT EVENTS AFTER SEPTEMBER 30, 2007

See the directors' report on operations for an explanation of subsequent events.

2) INFORMATION ON NON-CURRENT ASSETS HELD FOR SALE AND DISCONTINUED OPERATIONS (IFRS 5)

Following the sale of the investments in Serenissima Gas S.p.A., Serenissima Energia S.r.l., Metroweb S.p.A., AEM Trasmissione S.p.A. and Edison Rete S.p.A., in the fourth quarter of 2006 and the sale of the investments in Mestni Plinovodi d.o.o. and Serene S.p.A. in the first quarter of 2007, in accordance with IFRS 5, the net results of AEM Trasmissione S.p.A and Serene S.p.A. at September 30, 2006, have been reclassified in the income statement to "Net result from non-current assets sold or held for sale" as the net results of Serenissima Gas S.p.A., Serenissima Energia S.r.l. Metroweb S.p.A. and Edison Rete S.p.A. had already been classified in this way.
IFRS 5, on the other hand, does not require comparison of the balance sheet figures.

We report below information on the sales occurred during the period under review.

Serene S.p.A. (100% of amounts)

On February 14, 2007 Edison S.p.A. completed the sale to BG Italia S.p.A. of 66.3% of Serene S.p.A., a company in which BG Italia S.p.A. already held the other 33.7%, after obtaining approval from the Antitrust Authority.
The price paid by BG Italia to Edison for the shares in Serene amounts to 98 million euro, substantially in line with book value. This price includes a component of up to 13 million euro, payment of which is subject to developments in the CIP6/92 regulations concerning Kyoto emission rights.

Mestni Plinovodi d.o.o.

The transfer of AEM's 41.109% investment in Mestni Plinovodi d.o.o. was completed on February 23, 2007.

At September 30, 2007 "Non-current assets held for sale", "Liabilities directly related to non-current assets held for sale" and "Net result from non-current assets sold or held for sale" show the figures deriving exclusively from consolidation of the Ecodeco Group, in particular the assets belonging to certain businesses held for sale. The following is information on the key balance sheet and income statement figures for the businesses concerned.

FIGURES AT SEPTEMBER 30, 2007

Assets and liabilities of companies held for sale (in millions of euro)	**Ecodeco Group**
Non-current assets	-
Current assets	8
Total assets	**8**
Non-current liabilities	8
Current liabilities	-
Total liabilities	**8**

FIGURES AT SEPTEMBER 30, 2007

Net result of non-current assets sold or held for sale (in millions of euro)	**Ecodeco Group**
Revenues from sales	-
Gross profit from operations	**(2)**
Amortisation, depreciation and provisions	-
Profit from operations	**(2)**
Financial charges, net	-
Income before taxes	**(2)**
Income taxes	1
Net result	**(1)**

The following are the figures at September 30, 2006 for the companies being sold which have been reclassified to "Net result of non-current assets sold or held for sale". The assets held for sale of the Ecodeco Group at September 30, 2006 are of an insignificant amount.

FIGURES AT SEPTEMBER 30, 2006

Net result of non-current assets sold or held for sale (in millions of euro)	Serenissima Gas S.p.A.	Serenissima Energia S.r.l.	Metroweb S.p.A.	AEM Trasmissione S.p.A.	Investment in Mestni Plinovodi d.o.o.	(50% of the figures) Edison Rete S.p.A.	(50% of the figures) Serene S.p.A.	Total
Revenues from sales	3	19	30	10	-	15	44	121
Gross profit from operations	2	1	23	8	-	9	10	53
Amortisation, depreciation and provisions		(1)	(5)	(3)	-	(5)	(8)	(22)
Profit from operations	2	-	18	5	-	4	2	31
Financial charges, net	0	-	(6)	0	(6)	-	-	(12)
Income before taxes	2	-	12	5	(6)	4	2	19
Income taxes	(1)	-	(5)	(2)	0	(2)	(1)	(11)
Net result	1	-	7	3	(6)	2	1	8

3) RECLASSIFICATION AND RESTATEMENT OF COMPARATIVE FIGURES

This paragraph explains the reasons and impacts of the reclassifications and restatements made to the comparative figures at September 30, 2006.

Reclassifications pursuant to IFRS 5

The comparative figures for the income statement at September 30, 2006 of AEM Trasmissione S.p.A and Serene S.p.A. (see previous paragraph) have been reclassified to "Net result di non-current assets sold or held for sale".

Restatement for the put options on Delmi S.p.A. shares

As explained previously in the paragraph entitled "Consolidation policies and procedures", to which you are referred for further detail, as a result of the change in accounting policy made in the first half of 2007 with retroactive effect from December 31, 2005 (restatement) as a result of applying IAS 32 para. 23 to the option agreements between AEM S.p.A. and Dolomiti Energia S.p.A. and between AEM S.p.A. and Società Elettrica Altoatesina SEL S.p.A. relating to a part of their investment in Delmi S.p.A., the balance sheet figures at December 31, 2006 and at September 30, 2006 include as liabilities to third parties the discounted countervalue of these options; this will guarantee comparability with the income statement and balance sheet figures at September 30, 2007.

The following are the reconciliations between the figures already published and those presented for comparison purposes in these condensed consolidated interim financial statements:

RECONCILIATION OF BALANCE SHEET AT SEPTEMBER 30, 2006

(in millions of euro)	PUBLISHED FINANCIAL STATEMENTS	DELMI PUT	RESTATED FINANCIAL STATEMENT S
NON-CURRENT ASSETS			
Property, plant and equipment	7,206		7,206
Investment property	22		22
Intangible assets	2,543		2,543
Investments	42		42
Other non-current financial assets	384		384
Deferred tax assets	276		276
Other non-current receivables	146		146
Restricted or pledged deposits	4		4
Other non-current assets	5		5
TOTAL NON-CURRENT ASSETS	**10,628**	**-**	**10,628**
CURRENT ASSETS			
Inventories	329		329
Current financial assets	212		212
Current derivatives	83		83
Taxes receivable	53		53
Trade and other receivables	1,513		1,513
Cash and cash equivalents	194		194
Other current assets	22		22
TOTAL CURRENT ASSETS	**2,406**	**-**	**2,406**
NON-CURRENT ASSETS HELD FOR SALE	**474**		**474**
TOTAL ASSETS	**13,508**	**-**	**13,508**
SHAREHOLDERS' EQUITY AND LIABILITIES			
SHAREHOLDERS' EQUITY			
Share capital	936		936
(Treasury shares)	(25)		(25)
Legal reserve	94		94
Other reserves	571	23	594
Net profit for the period	228	(5)	223
Equity pertaining to the Group	**1,804**	**18**	**1,822**
Minority interests	2,224	(249)	1,975
Total shareholders' equity	**4,028**	**(231)**	**3,797**
LIABILITIES			
NON-CURRENT LIABILITIES			
Medium/long-term financial liabilities	4,148		4,148
Deferred tax liabilities	774		774
Employee benefits	209		209
Provisions for risks	618		618
Other non-current liabilities	4	186	190
Total non-current liabilities	**5,753**	**186**	**5,939**
CURRENT LIABILITIES			
Trade and other payables	1,626	45	1,671
Tax liabilities	173		173
Short-term financial liabilities	1,614		1,614
Other liabilities	31		31
Total current liabilities	**3,444**	**45**	**3,489**
Total liabilities	**9,197**	**231**	**9,428**
LIABILITIES ASSOCIATED WITH NON-CURRENT ASSETS HELD FOR SALE	**283**		**283**
TOTAL LIABILITIES AND EQUITY	**13,508**		**13,508**

RECONCILIATION OF INCOME STATEMENT FOR THE PERIOD 01/01/2006 - 09/30/2006

(in millions of euro)	PUBLISHED FINANCIAL STATEMENTS	RECLAS.	IFRS 5	DELMI PUT	RESTATED FINANCIAL STATEMENTS
REVENUES					
REVENUES FROM SALES	4,635		(41)		4,594
REVENUES FROM SERVICES	144		(10)		134
REVENUES FROM LONG-TERM CONTRACTS	19				19
OTHER OPERATING INCOME	206				206
TOTAL REVENUES	**5,004**		**(51)**		**4,953**
OTHER OPERATING INCOME	**104**		(3)		**101**
TOTAL REVENUES AND OTHER OPERATING INCOME	**5,108**		**(54)**		**5,054**
OPERATING COSTS					
RAW MATERIALS AND CONSUMABLES USED	2,861		(27)		2,834
SERVICES USED	662		(7)		655
OTHER OPERATING COSTS	291	15	(1)		305
TOTAL OPERATING COSTS	**3,814**	**15**	**(35)**		**3,794**
LABOUR COSTS	**197**		**(1)**		**196**
GROSS PROFIT FROM OPERATIONS	**1,097**	**(15)**	**(18)**		**1,064**
AMORTISATION, DEPRECIATION, PROVISIONS AND WRITEDOWNS	**474**	**(15)**	**(11)**		**448**
NET PROFIT FROM OPERATIONS	**623**		**(7)**		**616**
GAINS (LOSSES) FROM FINANCIAL ASSETS HELD FOR TRADING	(1)				(1)
OTHER GAINS (LOSSES) ON DERIVATIVES	(7)				(7)
GAINS (LOSSES) FROM FINANCIAL ASSETS AVAILABLE FOR SALE	1				1
FINANCIAL CHARGES	183			5	188
INCOME (LOSSES) FROM FINANCIAL ASSETS	36				36
TOTAL FINANCIAL COSTS	**(154)**			**(5)**	**(159)**
GAINS AND LOSSES ON VALUATION OF INVESTMENTS AT EQUITY	1				1
GAINS (LOSSES) ON DISPOSAL OF PROPERTY, PLANT AND EQUIPMENT	(2)				(2)
OTHER NON-OPERATING PROFITS	29				29
OTHER NON-OPERATING COSTS	28				28
PROFIT BEFORE TAX	**469**		**(7)**	**(5)**	**457**
INCOME TAX EXPENSE	98		(3)		95
NET PROFIT (LOSS) OF OPERATING ACTIVITIES, NET OF TAXES	**371**		**(4)**	**(5)**	**362**
NET RESULT FROM NON-CURRENT ASSETS SOLD OR HELD FOR SALE	4		4		8
NET PROFIT (LOSS)	**375**			**(5)**	**370**
MINORITY INTERESTS	(147)				(147)
GROUP NET PROFIT FOR THE PERIOD	**228**			**(5)**	**223**

4) RISK MANAGEMENT

The AEM Group is exposed to the following risks:

- commodity price risk
- interest rate risk, liquidity risk and exchange rate risk;
- credit risk;
- Equity risk;
- default risk and covenants.

The price risk of commodities is the risk connected to the volatility of prices for energy commodities (gas, electricity, fuel oil, coal, etc.) and of environmental securities (EUA ETS issue rights, green certificates, white certificates, etc). It consists of the possible negative effects that a change in the market price of one or more commodities could have on the Company's prospective earnings.

Interest rate risk is the risk of incurring additional financial costs as the result of an unfavourable change in interest rates.

Exchange rate risk is the possibility of incurring losses because of an unfavourable change in exchange rates two currencies.

Credit risk is the exposure to potential losses deriving from non-performance of commitments by trading and financial counterparties.

Equity risk is the possibility of incurring losses based on an unfavourable change in the price of shares.

The risk of default and covenants concerns the possibility that financing contracts or bond loan regulations to which Group companies are party might contain provisions that allow the counterparties, whether they are banks or bondholders, to ask the debtor for immediate reimbursement of the amounts lent if certain events take place, generating liquidity risk as a consequence.

In the following paragraphs, these risks are analysed for each sub-group ("Old scope" of the AEM Group, the Delmi Group and the Ecodeco Group), except for the risk of default and covenants, which is analysed jointly for the entire group in the paragraph "Debt, Risk of Default and Covenants of the AEM Group".

Management and types of risk of the "Old scope" of the AEM Group

For AEM S.p.A. and its direct subsidiaries, management of the risks mentioned above is performed by two departments:

- the Energy Risk Management function, which reports to the Group CFO, handles the various risk factors that exist in the energy market (price and exchange rate risk on commodities and credit risk on the bilateral contracts of AEM Trading S.r.l.);
- the Group Finance and Administration Department manages liquidity risk, credit risk for all other customers, interest rate risk, equity risk, if its exists, and any residual exchange rate risk, which is marginal compared with that handled by the Energy Risk Management function.

AEM and its direct subsidiaries have been using a market risk management model since January 2004. The rules and procedures for managing the risks borne by the Group (as a result of buying and selling gas, electricity and fuel) are contained in a specific document entitled The Energy Risk Policy of the AEM Group, which was approved by the Board of Directors on 27 January 2004 and periodically reviewed and updated.
Based on the rules laid down in this operating procedure, the Energy Risk Commission meets regularly to review risks trends in the various companies mentioned previously.

1) Commodity price risk and exchange rate risk involved in commodity activities
AEM and its direct subsidiaries are exposed to price risk, including the related exchange risk, on all of the energy commodities that they handle, namely electricity, natural gas, coal, crude oil and refined products, as both purchases and sales are affected by fluctuations in the prices of these energy commodities. These fluctuations act both directly and indirectly, through formulas and indexing in the pricing structure.

The Energy Risk Policy provides for constant control over the Group's net exposure, calculated centrally on the entire portfolio of the Group's assets and contracts, i.e. those of the parent company and of its direct subsidiaries, as well as the overall level of economic risk taken on (Profit at Risk - PaR) compared with a maximum limit approved each year by the Board of Directors.

Every month, the Risk Management Committee – chaired by top management - reviews the Group's exposure and, in the event that Profit at Risk exceeds the limit, decides on adequate hedging policies by means of suitable derivatives and/or investment policies.

The derivatives used at September 30, 2007 are measured at fair value based on the forward market curve at the balance sheet date of the quarterly report, if the underlying of the derivative is traded on markets that have a forward pricing structure.
To measure the fair value of the derivatives relating to the Italian power market, in the absence of an official reference forward curve for the PUN (National Unit Price) and for zonal prices, internal estimates were made using an in-house statistical model. This in-house model, which is based on best industry practice, constructs hourly PUN and zonal prices on the basis of expected variable generation costs and, in particular, on the expected spark spread (defined as the theoretical net income of a gas-fired power plant from selling a unit of electricity). The prices obtained with the mark to model are then checked for consistency with the prices used by market operators.
The impact that fluctuations in the market prices of the underlying have on the financial derivative, given its initial value, is measured by means of PaR or Profit at Risk, in other words the (positive or negative) change in the value of the hedging portfolio, within the limits of pre-established probability assumptions, due to a (favourable or unfavourable) shift in market indices.
The PaR is calculated using the Montecarlo Method (at least 10,000 trials) and a 97.5% confidence level. It simulates scenarios for each relevant price driver depending on the volatility and correlations associated with each one, using as the central level the forward market curves at the balance sheet date, if available.
Based on this methodology, the period of time of the current accounting period and in the event of extreme market movements, corresponding to a confidence interval of 97.5% of probability, the expected maximum loss on outstanding financial derivatives comes to 5.55 million euro (5.27 million euro at September 30 2006).

The following are the results of the simulation with the related maximum variances:

Profit at Risk (PaR) (in millions of euro)	*09.30.2007*		*09.30.2006*	
	worst case	*best case*	*worst case*	*best case*
AEM and direct subsidiaries	-5.55	+8.53	-5.27	+4.29

N.B. *Best Case* Confidence level: 97.50%, *Worst Case* Confidence level: 2.50%.

In carrying on its business activities, Plurigas S.p.A. can be exposed to various risks, such as price variations (linked to trends in energy quotations and a variety of references that define purchase and selling prices), fluctuations in the quantity of gas moved (depending on the climate or events that affect supplies) and in quotations on financial markets (linked to movements in the exchange rates for the currencies used in such transactions, interest rates, etc.), as well as to the risk of insolvency on the part of its counterparties (customers, etc.). The company's aim is to take steps to reduce the exposure to such risks according to a strategy designed to limit the extent to which results can differ from expectations. For this, recourse is had both to the financial derivative market and to the energy market, though no transactions are entered into with any intention other than to protect the business against such risks.

Edipower does not have any exposure to unhedged commodity risk.

2) Interest rate risk, equity risk, liquidity risk and residual exchange rate risk

In order to limit liquidity risk, which is the risk of having to make unexpected cash outlays without having sufficient financial resources, the company has stipulated medium term revolving committed lines of credit with banks for a total of 2,545 million euro. This amount guarantees that the company has sufficient funds to cover any financial requirements that might arise over the next few years.
Interest rate risk is linked to medium and long-term loans and has a different impact depending on whether the loan is fixed or floating rate.
In fact, if the loan is floating rate, the interest rate risk is on the cash flow; if the loan is fixed rate, the interest rate risk is on the fair value (e.g. if market rates rise above the rate paid on the bonds, the bond price will go down). Indeed, there is an inverse correlation between a loan's price and its yield to maturity.

It is up to the Finance and Administration Department of AEM S.p.A. to identify and propose suitable strategies to limit these types of risk for itself and for its direct subsidiaries.

At September 30, 2007, before consolidation of the Delmi Group, the structure of the AEM Group's medium and long-term debt was as follows:

- 29% consisted of floating-rate loans,
- 71% of the loans were hedged, even if this cover did not fully satisfy the effectiveness test required by IFRS to apply hedge accounting.

The loans that were hedged were made up as follows:

- a bond loan with a nominal value of 500 million euro with an annual fixed coupon of 4.875%:
- a loan from the Cassa Depositi e Prestiti, residual debt at September 30, 2007 of 254 million, floating rate (average of 6-month Euribor measured in November and May);
- 600 million euro of revolving lines, floating rate (6-month Euribor).

The hedging policy adopted is designed to minimise any losses connected to fluctuations in interest rates in the case of floating rate loans and to minimise the higher cost of fixed rate loans compared with floating rate ones (the so-called "negative carry").
This policy makes it possible to transform the fixed rate, Euribor and Euribor average into a floating rate within a collar with barrier, so as to limit:

- interest rate fluctuations with well defined limits, in the case of floating rate;
- the negative carry compared with the Euribor (floating), in the case of fixed rate.

This policy has been applied to the bond loan, the loan from the Cassa Depositi e Prestiti and the revolving committed lines of credit.

The following is a sensitivity analysis that shows the effect on the gross stock of financial debt at the balance sheet date, including derivatives on interest rates, caused by a hypothetical shift in the forward curves of plus or minus 0.5%. The figures shown in the table represent the expected outflows (+) or inflow (-) on a future time horizon of 12 months from the balance sheet date ("Cash Flow Analysis"). The gross financial debt taken into consideration at September 30, 2007, which amounts to 2,397 million euro of principal without taking account of accrued interest of 7 million euro, includes the bond loans and all of the other interest-bearing debt outstanding at the end of the period. It also includes 935 million euro of bank borrowings of AEM S.p.A. for the increase in capital of Delmi S.p.A. made in 2005 to buy joint control of Transalpina di Energia S.r.l. which is attributed to the Delmi Group in the notes; for the bond and other loans falling due in the next 12 months, the model assumes that they would be replaced by current floating-rate debt.

Sensitivity analysis (in millions of euro)	09.30.2007		31.12.2006	
	+50 bps	- 50 bps	+50 bps	- 50 bps
"Old scope" of the AEM Group	+6	-5	+9	-11

If the sensitivity analysis had been carried out with reference to the change in the pre-tax economic result (Accrual Analysis) rather than the cash flows, still based only on the gross debt, a hypothetical shift in the forward curves of +0.5% would lead to higher financial charges of 10 million euro, whereas one of -0.5% would lead to lower charges of 10 million euro.

As regards the exchange rate risk on purchases and sales other than those of commodities, the AEM "Old scope" does not consider it necessary to take out specific hedges as the amounts involved are quite small, they are paid or collected within a short period of time and any imbalance is immediately offset by a sale or purchase of foreign currency.

<u>3) Credit risk</u>
Exposure to credit risk is principally linked to the commercial activity, selling electricity and natural gas. To keep this risk under control, day-to-day monitoring is specifically delegated to the Credit Management function, which forms part of the Finance and Administration Department in head office (for the credit risk involved in the bilateral contracts stipulated by AEM Trading S.r.l., it is assigned to the Planning and Control Department, for which the Credit Management function provides operational support). For some time now, a Credit Policy has been implemented centrally to regulate the assessment of customers' credit standing, monitor the expected cash flows, send out suitable reminders, grant extended credit terms with adequate guarantees where necessary, and perform debt recovery if needed. Depending on the customers' credit worthiness, the Credit Policy requires the company to ask customers to give bank or insurance guarantees of prime credit standing, collectable on first request and without any chance of raising objections (art.1945 of the Italian Civil

Code). Counterparties for the management of temporary cash surpluses and for the stipulation of financial hedging contracts (using derivatives) always have a high international credit standing.
The payment terms generally applied to customers provide for various due dates in line with applicable regulations and market standards. In cases of delayed payment, default interest in charged as explicitly foreseen in the underlying supply contracts or in current law (application of the default rate as per D. Lgs. 231/2002) and in the cases provided for, the Credit Policy envisages interrupting the supply in the event of ongoing insolvency.
Trade receivables are shown in the balance sheet net of any writedowns; management is of the opinion that the figure shown is a correct representation of the fair value of total trade receivables. The following is an analysis of gross trade receivables and of the related provision for bad and doubtful accounts. The variance compared with the figure at December 31, 2006 depends above all on the seasonal nature of the business.

(in millions of euro)	09.30.2007	12.31.2006
Gross trade receivables	585	633
Provision for bad and doubtful accounts (-)	(19)	(17)
Trade receivables	**566**	**616**

Trade receivables that are past due for more than 12 months amount to 41 million euro and refer to 16 million euro of receivables from public entities, for which there is no collection risk, and 25 million euro of receivables from private customers. The provision for bad and doubtful accounts covers approximately 76% of the exposure to private customers, past due for more than 12 months, and reflects the amount that in the circumstances could prove difficult to collect, whereas the other 24% has a chance of being recovered, even though it is overdue for more than 12 months.

4) Equity risk

At September 30, 2007 the "Old scope" of AEM is not exposed to equity risk.

Note that, at September 30, 2007, AEM S.p.A. holds 30,434,850 treasury shares, which is 1.691% of the share capital made up of 1,800,047,400 shares.
The shareholders' meeting on October 27, 2006 authorised the purchase and sale of treasury shares up to a maximum of 180,004,740 shares, including those already held, and for a period of not more than 18 months from the date of the resolution.

As laid down in IFRS, treasury shares do not constitute an equity risk as their purchase cost is deducted from shareholders' equity and even if they are sold, any gain or loss on the purchase cost does not have any effect on the income statement.

Risk management at the Delmi Group
The Delmi Group's activity is exposed to various types of risk, including interest rate, exchange rate, price and cash flow risk. The Group uses derivatives to minimise such risks as part of its risk management activities. The risk management model coincides with that of the subsidiary Edison S.p.A.

In line with the rules of the Code of Conduct for Listed Companies, in 2006 Edison began implementing an integrated risk control model based on the international standards of Enterprise Risk Management, with the definition of a global corporate risk model using risk mapping and risk scoring methodologies. The purpose is to identify the company's main risks, to evaluate their potential effects in advance and to take suitable steps to mitigate them.
The risk model adopted provides for a classification according to two fundamental criteria:

- the origin of the inherent risk, on the basis of which risks are split between risks linked to the external environment, process risks and strategic and policy risks, in accordance with the guidelines of the valuation of the COSO Integrated Framework on Enterprise Risk Management (COSO being the "Committee Of Sponsoring Organizations" of the Treadway Commission);
- the main quantification methodology, on the basis of which risks are split between market risk, credit risk, operating risk and other risks, essentially strategic and reputational risks, in accordance with the Basel II guidelines.

During 2007 the Edison Group initiated a cycle of Risk Self Assessment which involves all members of management in identifying and evaluating the main risks mentioned above. Progress reports are sent periodically to the Internal Control Committee.

The following is an analysis of the risks to which the Delmi Group is exposed.

1) Commodity and exchange rate risk associated with trading in commodities

The Edison Group is exposed to price risk, including the related exchange risk, on all of the energy commodities that it handles, namely electricity, natural gas, coal, crude oil and refined products, as production, storage, purchases and sales are all affected by fluctuations in the prices of such energy commodities, which are quoted in US dollars. These fluctuations act both directly and indirectly, through formulas and indexing in the pricing structure.
To manage these risks, the Energy Risk Policy provides for constant control over the Edison Group's net exposure, calculated centrally on the entire portfolio of the Edison Group's assets and contracts, as well as the overall level of economic risk taken on by that portfolio (Profit at Risk - PaR) compared with a maximum limit approved by the Board of Directors of Edison S.p.A. along with the annual budget.
Every month, Edison's Risk Management Committee – chaired by top management - reviews the Edison Group's exposure and, in the event that Profit at Risk exceeds the limit, decides on adequate hedging policies by means of derivatives.
If the Risk Office agrees that they are in line with the objectives of Group risk management, the Edison Group also uses other forms of hedging (called "operational hedging") which are designed to hedge an individual transaction or on a limited set of identical transactions.
The Edison Group uses the Montecarlo Method to evaluate the impact that fluctuations in the market prices of the underlying have on the fair value of outstanding financial derivatives. The methodology is the same as the one used to calculate PaR, which means that it simulates ten thousand scenarios for each relevant price driver depending on the volatility and correlations associated with each one, using as the central level the forward market curves at the balance sheet date, if available. As mentioned previously, in the case of the Italian Electricity Market, a proprietary model is used to simulate the forward PUN curve. Having obtained in this way a distribution of the probability associated with changes in the fair value of outstanding financial contracts, it is possible to extrapolate the maximum negative variance expected on the fair value under analysis over a given period of time (the accounting period) and for a given level of probability.
Based on this methodology, the period of time of the current accounting period and in the event of extreme market movements, corresponding to a confidence interval of 97.5% of probability, the expected maximum loss on outstanding financial derivatives comes to 19 million euro (17 million euro at September 30, 2006).
The results of the simulation are shown below with the related maximum expected loss.

Profit at Risk (PaR) (in millions of euro)	09.30.2007		09.30.2006	
	Level of probability	Amount at risk	Level of probability	Amount at risk
Delmi Group/Transalpina di Energia/Edison*	97.5%	18.7	97.5%	16.6

* amounts based on proportional consolidation at 50% of the Edison Group

The calculation of the PaR does not take trading transactions into consideration, as they are segregated in separate portfolios, being subject to a precise stop loss limit.

2) Interest rate risk, liquidity risk and residual exchange rate risk

The Delmi Group is exposed to interest rate fluctuations to the extent that they affect the market value of financial assets and financial and the level of net financial charges. Group strategy is to maintain a balance between the fixed and floating component of interest rates so as to mitigate the effects of any changes in market rates.

The exposure to interest rate risk at September 30, 2007 can be put at around 40% of the Group's total exposure (30% at December 31, 2006). The ratio between the fixed and floating portion has gone up compared with the previous year, mainly as a result of the extinction of two bond loans and the simultaneous extinction of the related hedging structures.

Transalpina di Energia S.r.l. is exposed to interest rate risk of which 83% has been hedged by means of interest rate swaps.

The following is a sensitivity analysis that shows the effect on the gross stock of financial debt at September 30, 2007 of 2,322 million euro including 9 million euro of derivatives on interest rates, caused by a hypothetical shift in the forward curves of plus or minus 50 basis points. The figures shown in the table represent the expected outflows (+) or inflow (-) on a future time horizon of 12 months from the balance sheet date ("Cash Flow Analysis"). The gross financial debt taken into consideration includes the bond loans and all of the other interest-bearing debt outstanding at the end of the period, as shown in the table below in the paragraph on "Liquidity Risk". for the bond and other loans falling due in the next 12 months, the model assumes that they would be replaced by current floating-rate debt.

Sensitivity analysis (in millions of euro)	09.30.2007		12.31.2006	
	+50 bps	- 50 bps	+50 bps	- 50 bps
Delmi Group/Transalpina di Energia/Edison*	4	-4.5	3	-3
* amounts based on proportional consolidation at 50% of the Edison Group				

Liquidity risk is the risk that the financial resources available to the company will not be sufficient to meet its financial and commercial commitments as they fall due.

The cash flows, financing requirements and liquidity of the various companies in the Delmi Group are managed in such a way as to ensure that the best possible use is made of Group resources. The objective is to provide the Group with the committed lines of credit that it needs to reimburse any debt falling due over the next twelve months. At September 30, 2007 the Group has unutilised committed lines of credit of 1,669 million euro (the share proportionally consolidated at 50% amounts to 834.5 million euro) with a residual average life of more than 5 years. Of these, the most important part is a syndicated stand-by line of credit of 1,500 million euro (the share proportionally consolidated at 50% amounts to 750 million euro) with maturity 2013. This by itself is more than the gross financial debt due to mature over the next 12 months. However, it also has to be taken into consideration that the Group can count on liquid funds for a total of 117 million euro (share proportionally consolidated at 50% of 58.5 million euro). As regards the balance of working capital, and in particular the coverage of trade payables, these are largely covered by trade receivables and the conditions at which they are settled.

Except as explained above in connection with commodity risk, the Delmi Group is not particularly exposed to exchange rate risk. The part that remains is prevalently concentrated in the translation of the financial statements of certain foreign subsidiaries; operating companies generally have a substantial convergence between the currencies in which their revenues are billed and the currencies in which their costs are billed.

3) Credit risk

Credit risk is the exposure to potential losses deriving from non-performance of commitments by trading and financial counterparties. This risk derives above all from factors that are typically economic or financial in nature; in other words, from the possibility of default on the part of a counterparty, but also from factors that are more strictly technical and commercial or administrative and legal in nature (disputes regarding the nature or quantity of the energy supplied, interpretation of contractual clauses, billing, etc.).

For the Group, exposure to credit risk is principally linked to its growing commercial activity, selling electricity and natural gas on the free market. To keep this risk under control, for which day-to-day monitoring has been specifically delegated to the Credit Management function, which forms part of the Finance Department in head office, the Group has implemented procedures and measures to assess customers' credit standing (also by using suitable scoring grids), monitor the expected cash flows and perform debt recovery if needed. Depending on the internal credit policies and following this assessment of credit standing, in certain cases customers may be asked to provide guarantees; these are usually guarantees collectable on first request issued by banks or insurance companies of prime credit standing. As regards the choice of counterparties for the management of temporary cash surpluses and for stipulating financial hedges using derivatives, the Group only uses those that have a high credit standing.

The average terms applied to customers generally provide for payment during the month after supply. In cases of delayed payment, default interest in charged as explicitly foreseen in the underlying supply contracts or in current law (standard application of the default rate as per D. Lgs. 231/2002), quite apart from the right to interrupt the supply in the event of ongoing insolvency.

Trade receivables are shown in the balance sheet net of any writedowns; management is of the opinion that the figure shown is a correct representation of the fair value of total trade receivables. The following is an analysis of gross trade receivables and of the related provision for bad and doubtful accounts. The variance compared with the figure at December 31, 2006 depends above all on the seasonal nature of the business.

(in millions of euro)	09.30.2007	12.31.2006
Gross trade receivables	628	961
Provision for bad and doubtful accounts (-)	(40)	(29)
Trade receivables*	**588**	**932**
* Amounts refer to 50% of the Edison Group		

Trade receivables that are past due for more than 12 months amount to 20 million euro and are therefore more than covered by the provisions.

4) Equity risk

At September 30, 2007, Delmi S.p.A. is exposed to equity risk on the ordinary shares of Edison S.p.A. as a result of two derivative transactions.

Delmi S.p.A. has also stipulated an equity swap on 16,981,068 Edison S.p.A. ordinary shares at a price of 1.721865 euro per share with maturity November 2008.

Because of this equity swap, any increases in the value of the stock over 1.721865 will be a gain for Delmi (and vice versa).

Delmi S.p.A. will receive amounts from the counterparty equal to any dividends paid by Edison S.p.A. on the underlying shares.

For the equity swaps the banks will receive a remuneration that is partly variable, based on the time period of the transaction.

Delmi S.p.A. has also stipulated a flexible forward agreement with a financial counterparty which has the right, but not the obligation, to buy Edison S.p.A. ordinary shares at a price of 1.635 euro per share up to a maximum of 16,981,068 Edison S.p.A. ordinary shares with maturity November 2008.

Because of this transaction, any increases in the value of the stock over 1.635 will be a cost for Delmi. Any decrease under 1.635 euro will not result in a gain for Delmi, because in this case the counterparty would not exercise its right.
In May 2007, the notional amount of the equity swap was raised from 16,616,858 Edison S.p.A. ordinary shares to 16,981,068 shares in order to adjust the notional amount of the flexible forward agreement.
In fact, every time that Edison S.p.A. distributes a dividend, the notional amount of the flexible forward agreement increases in percentage for an amount equal to the ratio between the dividend and the share price at the date that it goes ex-coupon, whereas as a result the strike price of the flexible forward agreement falls proportionately.

The notional amount of the equity swap was therefore increased to avoid a mismatching of the notionals.
Note that at September 30, 2007, the valuation of the equity swap and flexible forward transactions was negative for 3.3 million euro.

Risk management at the Ecodeco Group

The Ecodeco Group operates in Italy, Great Britain and Spain in the field of waste treatment and disposal and in the production of electricity from waste incineration and biogas.
The group consists of 15 companies that are consolidated line-by-line and 4 that are consolidated proportionally.
The Ecodeco Group's activity is exposed to various types of risk, including interest rate, exchange rate, price and cash flow risk, as explained in greater detail in the following paragraphs. In order to minimise these risks, the Group uses derivatives as part of its risk management activity, while generally speaking derivative or similar instruments are not used or held purely for trading purposes.
All of this is placed within the ambit of precise directives, especially of an organisational nature, which regulate the Ecodeco Group's Risk Management activity and to this end procedures have been introduced to control all transactions involving derivatives. In this area, all risk management activities are handled centrally, with some insignificant exceptions.
The main group companies that are active in financial risk management are: Ecodeco S.r.l. (Parent company), Ecolombardia 4 S.p.A. (controlled 68.56% by Ecodeco S.r.l.), Fertilvita S.r.l. (controlled 100% Ecodeco S.r.l.), Ecoenergia S.r.l. (indirectly controlled 100% through by Ecodeco S.r.l.), Cavaglià S.p.A. (indirectly controlled 100% through Ecodeco S.r.l.), A.S.R.A.B. S.p.A. (indirectly controlled 69% by Ecodeco S.r.l.), Sistema Ecodeco UK Ltd (controlled 100% by Ecodeco S.r.l.) and Bellisolina S.r.l. (indirectly controlled 50% by Ecodeco S.r.l.), and CMT Ambiente S.r.l. (indirectly controlled 51% by Ecodeco S.r.l).

Financial management of the Ecodeco Group is performed in coordination with AEM S.p.A.'s Finance and Administration Department to take advantage of the better terms and conditions that the AEM Group can obtain from banks and other financial institutions.
Hence, all decisions relating to the stipulation of medium/long term loans or financial risk hedging transactions by any member of the Ecodeco Group are taken jointly by Ecodeco and AEM management.
Ever since the Ecodeco Group was acquired, steps have been taken to rationalise its long-term debt, cancelling the more onerous loans (onerous in economic terms and in terms of guarantees), bringing the main clauses into line with AEM Group standards wherever possible.
Loans that could not be renegotiated have been kept at their original conditions.

1) Price risk

The group is not exposed to significant price risks related to energy markets, but it remains exposed to the natural risks of price changes by market competitors.

2) Interest rate risk, liquidity risk and exchange rate risk

The Ecodeco Group's strategy is to reduce the impact of interest rate changes on the income statement.

The interest rate hedging policy adopted by the Ecodeco Group is to minimise any risks connected to interest rate fluctuations by transforming floating rates (entirely or partly) into fixed rates through the use of derivatives.

The exposure to interest rate risk at September 30, 2007 can be put at around 12% of the Edison Group's total exposure, even though there are hedging structures in place that currently involve the application of a floating rate.

The larger medium/long-term positions, which mostly relate to project financing and leasing, have been hedged.

The sensitivity analysis carried out with the same methodology as was applied by the "Old scope" of the AEM Group and by the Delmi Group according to the "Cash Flow Analysis" and based on the gross debt at September 30, 2007 (65 million euro) resulted in amounts of less than 100 thousand euro in the case of shifts in the forward curve of +0.5% and in a reduction of 400 thousand euro in the case of shifts of -0.5%.

If the sensitivity analysis had been carried out with reference to the change in the pre-tax economic result prior to minority interests (Accrual Analysis), the result would have been a higher charge of around 200 thousand euro in the case of a shift of +0.5% and a lower charge of around 300 thousand euro in the case of a shift of -0.5%.

The group has a prudent liquidity risk management policy. If available liquid funds are insufficient, the minimum objective is to provide the group at any one time with the credit facilities needed to repay the debt falling due in the next twelve months.

The Group's financial requirement is therefore ensured by long-term funding raised exclusively through bank credit.

Bear in mind that the Ecodeco Group takes part in AEM's cash pooling system.

The Ecodeco Group is not particularly exposed to exchange rate risk, which is prevalently concentrated in the translation of the financial statements of a foreign subsidiary, Sistema Ecodeco UK Ltd, which operates in Great Britain. The parent company Ecodeco S.r.l., which operates internationally, has a substantial convergence between its billing currencies and its purchasing currencies.

3) Credit risk

This is the risk that one of the parties to a contract involving deferred settlement does not comply with their payment obligation, generating a financial loss for the other party.

This risk may stem from purely technical/commercial or administrative/legal factors (disputes over the nature/quantity of the goods or services supplied, the interpretation of contractual clauses, the related invoices, etc.) or from typically financial factors, i.e. the so-called "credit standing" of the counterparty.

For the Ecodeco Group, exposure to credit risk is principally linked to its commercial activity, namely waste disposal services, electricity production and plant construction. Customers consist of private companies, with which the group has long-standing relationships, and public entities such as municipalities, local authority utilities, consortiums, etc. Private customers have also been chosen carefully and this has allowed the Ecodeco Group to keep its credit risks low.

Lastly, as regards the choice of counterparties for the management of temporary cash surpluses, the Group only uses banks that have a particularly secure profile and a high international standing.

(in millions of euro)	09.30.2007	12.31.2006
Gross trade receivables	56	56
Provision for bad and doubtful accounts (-)	(2)	(3)
Trade receivables	**54**	**53**

Trade receivables that are past due for more than 12 months amount to 9 million euro and refer to 5 million euro of receivables from public entities, for which there is no collection risk, and 4 million euro of receivables from private customers. These are covered by the provision for bad and doubtful accounts for 1 million euro and for the rest the Ecodeco Group has held on to amounts that it owes these customers with a view to offsetting debits and credits.

4) Equity risk

At September 30, 2007 the Ecodeco Group is not exposed to the risk of incurring losses based on an unfavourable change in the price of shares.

Debt, Risk of Default and Covenants of the AEM Group

The following are all of the figures for the AEM Group relating to bank borrowings and amounts due to other providers of finance, excluding financial payables relating to derivatives:

(consolidated figures in millions of euro)	Book balance 09/30/2007	Portions maturing within 12 months	Portions maturing beyond 12 months	30/09/2009	09/30/2010	09/30/2011	09/30/2012	beyond
Bonds	1,139	25	1,114	8	8	352	250	496
Non-banking loans	376	114	262	73	48	47	52	42
Bank loans	3,272	835	2,437	164	100	482	1,073	618
TOTAL	4,787	974	3,813	245	156	881	1,375	1,156

In October 2003, AEM S.p.A. issued a bond loan of nominal value 500 million euro with a 10-year maturity.

AEM S.p.A.'s bank debt of (a) 100 million euro at floating rate with maturity September 2012 and (b) 85 million euro at floating rate with maturity June 2018 has a credit rating clause regarding the Company's non-subordinated, unsecured long-term debt; in particular, the Company has a commitment to maintain a "BBB" rating for the 100 million euro loan, while for the 85 million euro loan it is required to maintain a rating of not less than investment grade, in both cases for the entire duration of the loan.
If this commitment is not met, there are capital, economic and financial covenants linked to its Debt/Equity ratio, Debt/Gross Profit ratio, and Gross Profit/Financial Charges ratio. These covenants are evaluated by the Company every twelve months based on the consolidated financial statements.

AEM S.p.A. has stipulated a number of committed lines of credit with various financial institutions for a total of 2,545 million euro which are not subject to any covenants, not even having to maintain a specific level of rating.

As regards the bond loan, on the loans mentioned above and the committed lines of credit there are (i) negative pledge clauses based on which AEM S.p.A. undertakes not to set up real guarantees on the assets of AEM S.p.A. and of its direct subsidiaries over and above a certain threshold; (ii) cross default/acceleration clauses which entail immediate reimbursement of the bonds in the event of serious non-performance, such as non-payment of the interest; and (iii) clauses that provide for immediate repayment in the event of declared insolvency on the part of certain direct subsidiaries.

Moreover, for the committed lines of credit, AEM S.p.A. has undertaken not to give up control over Delmi S.p.A. and to give the financing banks the same treatment as that due to creditors under other unsecured financing contracts (*pari passu*).

Note that the syndicated loan taken out by Edipower in January 2007 for a contractual amount of 2,000 million euro (in the case of 100% use, the share proportionally consolidated at 20% in the "Old scope" of the AEM Group would be 400 million euro and due to proportional consolidation at 50% of the Delmi Group, there would be a further share of 500 million euro) contains negative pledge, *pari passu* and cross default clauses, as well as an obligation to comply with certain financial covenants, including a ratio of minimum EBITDA to financial charges and net debt in relation to Edipower's EBITDA. The content of these covenants was laid down prudently by Edipower on the basis of its business plan. At the time that this contract was stipulated, Edipower cancelled the preceding loan ahead of schedule. As a result, all of the Group's previous obligations to comply with financial covenants and ratings came to an end and all of the guarantees that it had given in favour of the financing banks in connection with their commitments to provide Edipower with financial support no longer applied.

In addition, the Delmi Group has issued four bond loans (Euro Medium Term Notes), all borne by the Edison Group, for a total nominal amount proportionally consolidated at 50% of 600 million euro:

Description	Issuer	Market where quoted	ISIN code	Duration (years)	Maturity	Nominal value (in millions of euro) Share consolidated at 50%	Coupon	Present rate
EMTN 12/2003	Edison Spa	Luxembourg Stock Exchange	XS0181582056	7	12/10/2010	350	Annual fixed rate	5.125%
EMTN 12/2003	Edison Spa	Luxembourg Stock Exchange	XS0196762263	7	07/19/2011	250	Floating quarterly rate	4.815%

Moreover, the Delmi Group has non-syndicated loan contracts for a total nominal value of 368 million euro (share proportionally consolidated at 50% of 184 million euro) and syndicated loan contracts for a total nominal value of 5,052 million euro (share proportionally consolidated at 50% of 2,526 million euro).

In line with international practice for these types of financial transactions, the above contracts generally give the creditor the right to ask for reimbursement of the amount due, interrupting the relationship with the debtor in advance, in all cases where the latter has been declared insolvent and/or involved in bankruptcy proceedings (such as receivership or a composition with creditors), or if a liquidation or similar procedure has been initiated.

In line with market practice, the regulations governing bond loans typically contain a series of clauses which, if infringed, oblige the issuer to repay the bonds immediately. Of these, the main ones are: (i) negative pledge clauses, based on which the issuer undertakes not to set up real guarantees on Group assets over and above a certain threshold; (ii) cross default/cross acceleration clauses which entail immediate reimbursement of the bonds in the event of serious non-performance because of other loan contracts, having regard to a conspicuous part of the overall debt of Group companies; and (iii) clauses that provide for immediate repayment in the event of declared insolvency on the part of certain other Group companies.

Then, as regards the contracts for new lines of credit and the bilateral or syndicated loan contracts in which Edison is a party, it is worth pointing out in particular that the above mentioned syndicated line of credit granted to Edison, still not drawn down as of September 30, 2007, envisages among other things the obligation for Edison to respect certain commitments, such as giving the financing banks the same treatment as that due to creditors under other unsecured financing contracts (*pari passu*), as well as other limitations on the ability to give real guarantees to new lenders (negative pledge).
As regards the syndicated loan of 1,400 million euro (share consolidated proportionally at 50% of 700 million euro) granted to Transalpine di Energia in September 2005 by a group of Italian and international banks, the contract includes an obligation to give the financing banks the same treatment as that due to creditors under other unsecured financing contracts (*pari passu*), while the debtor's right to give real guarantees to new lenders (negative pledge) is restricted.
As far as the other companies in the Delmi Group are concerned, the project financing contracts that some of them have, in addition to those already discussed, envisage obligations to comply with or maintain certain financial ratios (typically related to the debtor's ability to repay the debt over the long term – Long Life Cover Ratio), as well as limitations on the right to distribute dividends or to grant real guarantees (negative pledges), infringement of which would cause accelerated repayment of the underlying debt.

As regards the consolidated debt of the Ecodeco Group, the 25 million euro floating rate loan granted by a pool of banks to Ecodeco S.r.l. in 2002 is subject to financial covenants.
The covenants make reference to the ratio between net financial debt and gross profit from operations and the ratio between gross profit from operations and net financial charges.

As matters stand, there is no situation of default on the part of companies of the AEM Group nor any infringement of the covenants mentioned above.

Analysis of forward transactions and derivatives

Commodity derivatives

As regards their classification in the financial statements, these transactions meet the compliance requirements as per IAS 39 for the application of hedge accounting. In particular:

1) Transactions considered hedges for the purposes of IAS 39: can be split into transactions to hedge future cash flows and transactions to hedge assets or liabilities (fair value hedges). For transactions involving cash flow hedges, the accrued result is included in gross profit from operations when realised, whereas the prospective value is shown in equity with the contra-entry in assets or liabilities for derivatives. For transactions involving fair value hedges both the accrued result and the prospective value are shown in gross profit from operations.
2) Transactions not considered hedges for the purposes of IAS 39 can be split between:
    a. Margin hedges: for all hedging transactions that meet the requirements of compliance with the internal risk policy and procedures, the accrued result and prospective value are included in gross profit from operations;
    b. Trading transactions: for all other transactions, the accrued result and the prospective value are booked to gross profit from operations (caption 13 in the consolidated income statement).

The derivatives used at September 30, 2007 are measured at fair value based on the forward market curve at the balance sheet date of the quarterly report, if the underlying of the derivative is traded on markets that have a forward pricing structure.
To measure the fair value of the derivatives relating to the Italian power market, in the absence of an official reference forward curve for the PUN (National Unit Price), internal estimates were made using models that simulate the forward PUN curve, based on industry best practice.

Interest and exchange rate derivatives

As regards the classification of interest and exchange rate hedges in the financial statement for the application of hedge accounting, these transactions are tested to check compliance with the requirements of IAS 39. In particular:

1) Transactions considered hedges for the purposes of IAS 39 can be split into transactions to hedge future cash flows and transactions to hedge assets or liabilities (fair value hedges). For transactions involving cash flow hedges, the accrued result is included in gross profit from operations (caption 13 in the consolidated income statement) when realised, whereas the prospective value is shown in a specific equity reserve with the contra-entry in assets or liabilities for derivatives. For transactions involving fair value hedges both the accrued result and the prospective value are shown in gross profit from operations (caption 13 of the consolidated income statement).
2) Transactions not considered hedges for the purposes of IAS 39 can be split between:
   a) economic hedging: for all hedging transactions that meet the requirements of compliance with the internal risk policy and procedures and to which the Fair Value Option is applicable in order to eliminate a valuation mismatch, the accrued result and prospective value are both included in financial costs; the assets or liabilities being hedged are valued at fair value through profit and loss, also in financial costs;
   b) other transactions: for all other transactions, the accrued result and prospective value are booked to financial costs.

Instruments outstanding at September 30, 2007

A) On interest and exchange rates

The following analyses show the outstanding amounts of derivative contracts stipulated and not expired at the balance sheet date, by maturity.

(millions of euro)	Notional value		Notional value		Notional value
	maturity within 1 year		maturity in 2 to 5 years		maturity beyond 5 years
Interest rate risk management					
- cash flow hedges as per IAS 39	-	36	-	1,267	2
- not considered hedges as per IAS 39	-	1,554	-	1,610	541
Total derivatives on interest rates	-	1,590	-	2,877	543
	maturity within year		maturity in 2 to 5 years		
	to be received	to be paid	to be received	to be paid	
Exchange rate risk management					
- considered hedges as per IAS 39					
On commercial transactions	319	136	16	-	-
On financial transactions	-	6	-	-	-
- not considered hedges as per IAS 39					
On commercial transactions	6	-	1	-	-
On financial transactions	-	-	-	-	-
Total exchange rate derivatives	325	142	17	-	-
Equity risk management					
- considered hedges as per IAS 39	-	-	-	-	-
- not considered hedges as per IAS 39	-	-	-	29	-
Total equity derivatives	-	-	-	29	-

B) On commodities

The following is an analysis of the commodity derivative contracts outstanding at the balance sheet date for the purpose of managing the risk of fluctuations in the market prices of certain raw materials.

	Unit of measurement of the notional value	Notional value with maturity within one year	Notional value with maturity within two years	Notional value with maturity beyond two years
Energy product price risk management				
A. cash flow hedges as per IAS 39, including:				
- Electricity	TWh	2.4	-	-
- Liquid gas, oil	bbl	301,862.5	-	-
- Other commodities	million tonnes	0.0	-	-
- Exchange rate	million dollars	44.0	-	-
B. fair value hedges as per IAS 39				
C. not considered hedges as per IAS 39, including:				
C.1 margin hedges				
- Electricity	TWh	1.8	-	-
- Liquid gas, oil	bbl	5,000.0	-	-
- Coal	million tonnes	-	-	-
- Other commodities	million tonnes	0.0	-	-
- CO2	million tonnes	0.4	0.6	0.9
- Exchange rate (forward points)	million dollars	80.0	-	-
C.2 trading transactions				
- Electricity	TWh	0.1	-	-
- Liquid gas, oil	bbl	-	-	-
- Other commodities	million tonnes	0.0	-	-
- Exchange rate (forward points)	million dollars	-	-	-

Balance sheet and income statement effects of activity in derivatives at September 30, 2007

The following is an analysis of the effects on the balance sheet and income statement of derivatives management.

Effects in the balance sheet

(in millions of euro)

ASSETS	
A) NON-CURRENT ASSETS	-
A6) Non-current derivatives	-
B) CURRENT ASSETS	**98**
B1) Inventories	-
B3) Current derivatives	98
B6) Cash and cash equivalents	-
TOTAL ASSETS	**98**
E) LIABILITIES	
E1) NON-CURRENT LIABILITIES	3
E1- 1) Medium/long-term financial liabilities	3
- Amounts due to banks	-
- Derivatives	3
E2) CURRENT LIABILITIES	**58**
E2- 3) Short-term financial liabilities	58
- Amounts due to banks	-
- Derivatives	58
TOTAL LIABILITIES	**61**

Effects in the income statement

The following table includes an analysis of the economic results for the period relating to the management of derivatives at September 30, 2007. "Operating costs" include, as a direct adjustment to the related item, the effects of the effective part, as defined by IAS 39, of the derivatives used to hedge exchange risk on commodities, which for the Delmi Group have a negative impact for around 10 million euro.

(in millions of euro)	Realised in the period (A)	(B)	Fair value on contracts outstanding at 09.30.07 (C)	Change in fair value during the period (D = C-B)	Amounts booked to the income statement (A+D)
1) REVENUES AND OTHER OPERATING INCOME					
Energy product price risk management and commodity exchange risk management					
- considered hedges as per IAS 39	36		1	1	37
- not considered hedges as per IAS 39	18	2	7	5	23
Total (1)	**54**	**2**	**8**	**6**	**60**
3) OPERATING COSTS					
Energy product price risk management					
- considered hedges as per IAS 39	-12		-5	-5	-17
- not considered hedges as per IAS 39	-6	-2	-2		-6
Total (3)	**-18**	**-2**	**-7**	**-5**	**-23**
TOTAL BOOKED TO GROSS PROFIT FROM OPERATIONS	**36**	**0**	**1**	**1**	**37**
9) OTHER GAINS (LOSSES) FROM DERIVATIVES					
Energy product price risk management					
- Trading income	1	1	14	13	14
- Trading charges	-2	-1	-14	-13	-15
Margin on trading in commodities	**-1**	**0**	**0**	**0**	**-1**
Interest rate and equity risk management, including:					
A. Financial income					
- considered hedges as per IAS 39	13	4	1	-3	10
- not considered hedges as per IAS 39	35	-459 (*)	-455 (*)	4	39
Total financial income (A)	**48**	**-455**	**-454**	**1**	**49**
B. Financial charges					
- considered hedges as per IAS 39	-12	-4	0		-8
				4	
- not considered hedges as per IAS 39	-55	-35	-12	23	-32
Total financial charges (B)	**-67**	**-39**	**-12**	**27**	**-40**
Margin on interest rate and equity management (A+B)	**-19**	**-494**	**-466**	**28**	**9**
TOTAL BOOKED TO FINANCIAL COSTS	**-20**	**-494**	**-466**	**28**	**8**

(*) This includes the fair value of the bond loan of AEM S.p.A.

5) CONCESSIONS

The following table shows the main concessions obtained by the AEM Group:

Concessions	Expiry from	Expiry to
10 Concessions for hydroelectric plants.	2007	2043
Concession agreement for the distribution of electricity stipulated on May 2, 2001 between the Ministry of Industry and AEM Distribuzione Energia Elettrica S.p.A. (AEM Elettricità S.p.A.) in the Municipalities of Milan and Rozzano.		2030
Delegation agreement for management of the public gas and district heating network services stipulated on 12.3.1996 between the Municipality of Milan and AEM S.p.A., now in the name of AEM Gas S.p.A. (*) Pursuant to the Marzano Decree and, as clarified by the Note of the Ministry of Productive Activities of 11.10.2005 "Clarifications regarding delegations and concessions for natural gas distributions as per art. 15 of Decree 164 of 5.23.2000, as amended by art. 1, para. 69, of Law 239 of 8.23.2005", the expiry date of the concession for the gas distribution service has been brought forward to 12.31.2011.		For the same period as the duration of the Company (*)
AEM Gas S.p.A. also has concessions/agreements for management of the gas and heat distribution service in various municipalities in Northern Italy. AEM S.p.A. holds the concession for the urban illumination and traffic lights service in the Municipality of Milan, whereas AEM Elettricità S.p.A. holds concessions in some neighbouring municipalities.		

The following information relates to the concessions obtained by the Delmi Group/Edison Group:

	Number	Residual life from	Residual life to
Storage concessions	2	8	18
Hydroelectric concessions	69	2	25
Distribution concessions	62	1	13
Hydrocarbon concessions	81	(*) "unit of production"	

(*) depreciation, and hence the residual life of the deposits, is calculated according to the quota extracted as a percentage of available reserves.

During the period, the Delmi Group was awarded 5 new hydrocarbon exploration licences in Norway, 4 in Egypt and 1 in Qatar, whereas a distribution concession in Italy was sold.

Information on concessions of the Ecodeco Group is reported below:

	Number	Residual life from	
		from	to
Agreements on solid urban waste ("SUW")*	10	2**	18 years**

* agreements can relate to the disposal and treatment of SUW, the construction and running of dumps, dump management and safety or waste valorization.
** in certain cases, the duration depends on when the dump's volume is filled.

6) UPDATE OF THE DELMI GROUP'S MAIN LEGAL AND TAX DISPUTES STILL PENDING

"Old scope" of the AEM Group

EC infringement procedure
On June 5, 2002, the European Commission published a decision declaring that the three-year exemption from income tax (under art. 3.70 of Law 549/95 and art. 66.14 of D.L. 331/1993, converted into Law 427/93) and the advantages deriving from the loans granted under art. 9-bis of D.L. 318/1986, converted into Law 488/96) granted to joint-stock companies with a public-sector majority set up under Law 142/90 was incompatible with EC law as it was considered State aid which is banned by art. 87.1 of the EC Treaty.
On the other hand, the Commission did not consider the tax exemption on the transfers under art. 3.69 of Law 549/95 as State aid.
This decision was notified on June 7, 2002 to the Italian State, which impugned it before the Court of Justice.
The decision was subsequently communicated by the Commission to AEM S.p.A., which impugned it before the Court of first instance of the European Community on September 30, 2002, pursuant to art. 230.4 of the EC Treaty. Other public-sector companies and Confservizi are also considering impugning this decision.
In the proceedings taken by AEM S.p.A., on January 6, 2003 the Commission deposited an objection claiming that it could not accept the appeal. AEM promptly replied before the legal deadline. The Court set the meeting concerning the objection claiming that it could not accept the appeal by order dated August 5, 2005.
In February, the Italian State asked the Court of Justice to suspend the case before it to allow the one before the Court of first instance to go ahead, seeing as all of the main beneficiaries of the aid were taking part in it. The Court ordered a suspension on June 8, 2005. On March 15, 2006 AEM deposited a brief in response to the judgement pending before the Court of first instance.
The Italian State did not ask the Court of Justice to suspend execution of the Commission's June 2002 Decision so as not to prejudice the resolution of merit in the event of a refusal. In fact, it is rare for the Court to concede a stay of execution, above all in matters regarding State aid.
The decision is therefore fully effective and binding on the Italian State, which is obliged to recover the aid granted.
The Commission's Decision, on the other hand, does not have any effect on the private sector, nor does the appeal to the Court of first instance have any impact on it.
On the invitation of the Commission, the Italian State has activated a recovery procedure, preparing a questionnaire to carry out a survey of joint-stock companies with a public-sector majority that have benefited from this kind of tax exemption or from loans granted by the Cassa Depositi e Prestiti during the years under consideration. AEM S.p.A. received from the Municipality of Milan a request for information on June 14, 2005 and is currently gathering relevant data. It would appear that such requests form part of a survey to gather relevant information, rather than being binding.

The Italian State's recovery initiatives continued with the predisposition of an amendment to the EC law, which was approved by the Senate in April 13, 2005 (art. 27, Law 62 of April 18, 2005). The measure envisages detailed recovery procedures based on ordinary tax rules to adjust any recovery to the effective existence of recoverable aid (considering the specific circumstances of each position and bearing in mind any outstanding disputes with the tax authorities). In particular, this measure envisages certain declarations on the part of the tax-payer and presumes certain official acts specifying the application methods and guidelines for a correct evaluation of cases of non-application. The guidelines were then amended to make them more precise by art. 1.133 of Law 266 of March 23, 2006 (Budget Law 2006). AEM S.p.A. has punctually complied with the obligations that the former municipal utilities have been subjected to as laid down in the recovery regulations and related implementation instructions. Subsequently, following Italy's condemnation by the Court of Justice for the delay in recovering the "aid" (Sentence June 1, 2006, lawsuit C – 207/05), with Decree 10 of February 15, 2007 (converted into Law 46 of April 6, 2007), further amendments were made to the existing recovery procedures. However, these amendments did not entail new obligations for AEM, as the recovery has been carried out on the basis of the declarations already presented under the previous regulations, having regard to the aid effectively used.

On October 27, 2005 the Tax Authorities visited the head office of AEM S.p.A. to acquire documentation to check the correctness of the figures declared in the tax returns presented in accordance with art. 27 of Law 62.

The visit was merely to ascertain the amount of any taxes that are to be reimbursed, to be followed by their definitive liquidation. AEM S.p.A. has given the inspectors an ample statement on how the tax returns were compiled. If all possible forms of legal protection fail, it is reasonable to assume that the Italian government's efforts to recover this money will take the form of a revocation of the benefits granted in various ways to different public service sectors, to the extent that the business has effectively opened up to competition during the period of the measures being contested and hence the extent to which it may have been distorted.

Talking of which, AEM's appeal explains how the Company operated during the 1996-1999 period, the one under review by the Commission in sectors that were not opened up to competition, such as power and gas, for which AEM S.p.A. did not take part in any tender to be entrusted the service.

In light of the uncertainty regarding the outcome of the appeals launched by the Italian State and by AEM S.p.A., and the ways in which the Commission's Decisions would be applied, the Company thinks it possible, but not probable, that it risks having to hand back all of the aid received if the result of the entire appeal procedure turns out to be negative: consequently, no provision has been made for this matter in any of the financial statements approved up to December 31, 2006. Because of these same conditions of uncertainty, it is currently impossible to have sufficient objective elements to make a reasonable estimate of the impact on AEM S.p.A. as a consequence of this Decision.

It is also worth bearing in mind that the bulk of the earnings distributed by AEM S.p.A. during this tax moratorium went to the Municipality of Milan, part of the Public Administration.

AEM S.p.A. did not receive any loans from the Cassa Depositi e Prestiti under the laws mentioned and during the period considered by the Commission.

On March 30, 2007, the Milan Tax Office notified four assessments, or "communication-injunctions" under Decree Law 10/2007, relating to the aid alleged to have been used during the periods 1996, 1997, 1998 and 1999.

The sums requested in these assessments come to a total, including interest, of 4.9 million euro and are based on the Company's own declaration in July 2005, except as regards the derecognition of the effects of accepting the so-called "tombstone" tax amnesty under Law no. 289/2002; the related interest has also been calculated.

Based on the provisions of Decree Law 10/2007, the sums thus calculated and not paid have to be forcibly collected by including them in the tax roll; the rules do not permit any extended payment terms or suspensions, not even in the case of impugnment.

Having taken note of these communications, and considered Decree Law 10/2007 and related conversion law and checked that the amounts requested agree with those originally declared, the Company decided on April 27, 2007 to pay.

As a result of the above, the amounts paid have been included in the accounts for the period under "Financial charges" and "Other non-operating costs".

In any case, the arguments presented by the Company before the European Court of Justice against the Decision of the EU Commission of June 5, 2002 remain valid; these arguments - together with those presented by the other former municipal utilities and by the Italian Government - have not yet been examined in terms of merit. If the actions taken before the European Court of Justice are successful, the amounts paid by the Company ought to be reimbursed.
Also in this connection, the Company thought it best to appeal against any such decisions in the fiscal courts.

Amendments to the articles of association approved by the Extraordinary Shareholders' Meeting held on April 29, 2004

The Extraordinary Shareholders' Meeting held on April 29, 2004, the minutes of which were regularly filed with the Companies Register on May 27, 2004, adopted a series of amendments to the articles of association in order to adjust them to the new regulations introduced by the Company Law Reform and the new rules for the composition of the Board of Directors; this was also in connection with the decision taken by the Municipality of Milan to place a further tranche of AEM S.p.A. shares up to a maximum of 17.6% of the share capital. In May 2004, two appeals were filed with the Lombardy TAR to obtain first the suspension and then cancellation of the resolutions of the Milan City Council, both concerning the "Sale of part of the AEM S.p.A. shares held by the Municipality of Milan". Accelerated offer for sale "Issue of a bond loan convertible into shares of AEM S.p.A." as well as "Amendments to the Articles of Association of AEM S.p.A. Applicable immediately". In June 2004, the Lombardy TAR accepted the requests for an injunction to suspend the resolution of the Municipality of Milan in connection with the new mechanism for appointing AEM Directors, scheduling the merit discussion hearing on September 29, 2004. An appeal against the TAR's injunction was then filed with the Council of State, which by sentences 6748 and 6749 of August 10, 2004 cancelled the Lombardy TAR's injunctions, giving as their reason the merit of the appeal and taking the view that the amendments to the articles of association proposed by the Municipality of Milan were not in contrast with EC and Italian rules and that the procedure of privatisation chosen by the Municipality of Milan was also legitimate.

On September 29, 2004, the TAR, "not issuing a definitive sentence", suspended the previous judgements, raising a question of interpretation under art. 234 of the EU Treaty before the European Court of Justice. In reference orders 174-175/04 (with the same contents), the TAR asked the EC Court to gives its interpretation, essentially, of the compatibility of art. 2449 of the Italian Civil Code with art. 56 of the EU Treaty, also in consideration of the application made in this particular case in the context of art. 16 of the articles of association of AEM S.p.A. (i.e. together with a voting list). On January 18, 2005, the President of the European Court of Justice issued an order combining proceedings nos. C-463/04 and C-464/04, both of which concern the Lombardy TAR's request to the Court for its preliminary ruling.

On August 4, 2005 the defence counsel for the Municipality of Milan applied to the European Court of Justice for the oral phase of the proceeding to begin.

The hearing was held in front of the European Court of Justice on June 29, 2006. The Advocate General of the Court presented his conclusions on September 7, 2006, suggesting to the Court to resolve the questions raised by the Lombardy TAR as follows: "*Art. 56 CE is in contrast with a national rule that allows a public entity with shareholdings, in this case, of 33.4% of the capital of an enterprise that has been privatised to retain the power to appoint an absolute majority of the members of the Board of Directors.*" The Court is expected to pass judgement soon.

* * *

With writ served on August 5, 2005, Dario Trevisan, the owner of 1,000 shares, acting on his own behalf as a shareholder and as defence counsel, sued AEM S.p.A. before the Milan Court, asking for the resolution of the extraordinary shareholders' meeting of April 29, 2004 to be declared null and void and/or invalid and/or ineffective in the part in which it amends article 17 of the articles of association (numbering changed to article 16) for violation of the EC Treaty; the same applies to Decree Law 332/94 of the resolution of the ordinary shareholders' meeting of April 29, 2005 in the part that deals with the nomination and election of the directors and statutory auditors, as well as of all of the deeds relating to execution of these resolutions. The writ also asks for AEM S.p.A. to be sentenced to pay compensation of the damages suffered by the plaintiff and, on a preliminary basis, if considered necessary and after suspending judgement, to submit to the European Court of Justice the question whether art. 2449 of the Italian Civil Code together with art. 2.d) of Decree Law 332/94 can be considered in compliance with arts. 43 and 56 of the EC Treaty.

Subsequently, with a statement transmitted on December 30, 2005, Mr Trevisan declared that he had asked, in primis, for the annulment of the AEM S.p.A. resolutions that he had impugned (i.e. the resolution passed at the Extraordinary Shareholders' Meeting in April 2004 and the subsequent resolution by the Ordinary Shareholders' Meeting in April 2005, which implemented the first), and, in secondis, an action to ascertain the non-compliance of the 2005 resolution with the law, from which derived the request for compensation. As for the requests for invalidity and ineffectiveness, according to the plaintiff's premises, there are "ancillary and consequent to the action for nullity, without this involving any change in the petitum or proposition of a new or different request to the one for nullity"".

With submissions dated November 14, 2005 and March 15, 2006, AEM S.p.A. asked for the plaintiff's requests to be rejected. This on the basis of a series of defence arguments, including above all total compliance with internal law on the part of the resolution passed in 2004 and full respect of art. 2 of Decree Law 332/94 on the part of AEM.

Mr. Trevisan has not replicated further and with a request notified to AEM on May 12, 2006 he has asked for a date to be set to discuss the matter before a full court.

Having read this request, the reporting judge summoned the parties to the hearing scheduled for September 18, 2006 to hear them as regards the regularity of the procedure for setting a date for the hearing on January 31, 2007, reserving judgement as to the outcome. This reservation has still not been lifted, nor has a new hearing been scheduled.

AEM-ACEA S.p.A.

With writ served on August 1, 2006, ACEA S.p.A. summoned EDF (Electricité de France S.A.) and AEM Milano S.p.A. to appear before the Rome Court on March 15, 2007 to ascertain whether AEM and EDF (and/or their subsidiaries) had exceeded the maximum limit of 30% set by DPCM (Prime Minister's Decree) of November 8, 2000 for public entities' participation in the share capital of the GenCo "Eurogen" (subsequently merged and now "Edipower"), thereby carrying out an illicit act that could be considered unfair competition vis-à-vis ACEA, which complied with the said limit in its participation in the share capital of the GenCo "Interpower". Once this had been ascertained, ACEA asked for AEM and EDF to be sentenced (a) to pay compensation for the damages suffered by ACEA as a result of the unfair competition on the part of EDF and AEM, and (b) to sell their participations in Edipower so as to reduce them to the maximum limit of 30%. Lastly, ACEA asked for AEM and EDF to be prevented from withdrawing and/or using the electricity in excess of the permitted 30% limit and for the sentence to be published in the main Italian daily newspapers.

The plaintiff has also summoned the following companies: WGRM Holding S.p.A., Delmi S.p.A., Edipower S.p.A., Edison S.p.A., AEM Torino S.p.A., ATEL,, Transalpina di Energia S.r.l. and Italenergia Bis S.p.A., though without posing any specific questions to them.

In the summons, ACEA submitted that – in implementation of the "Bersani Decree" – Enel had to transfer around 15,000 MW of its own installed power to three distinct GenCo's set up specifically for this purpose. These three GenCos are called "Eurogen" (now Edipower), "Elettrogen" and "Interpower". The DPCM of November 8, 2000 subsequently laid down that for a period of 5 years,

the share capital of these GenCos could be held by public entities, including business entities, or by Italian or foreign public enterprises to an extent not in excess of 30%.
In March 2002, Eurogen, i.e. the second GenCo, was bought – continues ACEA – by the Edipower consortium, made up among others by AEM and Edison S.p.A., and after its merger with Edipower, it took on the name "Edipower".
According to ACEA, in the case of Edipower the maximum limit of 30% had been amply exceeded by AEM and EDF, both entities that - in ACEA's opinion - should be considered "public" as EDF is wholly owned by the French State and AEM is controlled by the Municipality of Milan. According to ACEA, the share capital of Edipower suffers from the interference of an overall public shareholding on the part of AEM and EDF, also through their joint control of Edison S.p.A., in excess of the maximum limit of 30% established by the DPCM of November 8, 2000. This situation – ACEA adds – was also pointed out by the Competition Authority, which issued a report on the matter in accordance with arts. 21 and 22 of Law 287/1990 on July 7, 2006.
Having said this, ACEA also made the point that AEM and EDF were its competitors, operating in the same electricity market, emphasising that the fact that AEM and EDF had exceeded the 30% limit for holdings in GenCos, also through Edison S.p.A., gave them an illicit competitive advantage over ACEA, which, being controlled by the Municipality of Rome, had always complied with its obligations under the DPCM of November 8, 2000, including that regarding participations in another GenCo. This competitive advantage, which derives from the fact that it has a higher market share than the law permits, was the result of conduct on the part of AEM and EDF which - in ACEA's opinion - qualified as unfair competition in accordance with art. 2598.3 of the Italian Civil Code or, in any case, as an illicit act according to art. 2043 of the Italian Civil Code.
Lastly, ACEA preannounced, but for the moment has not proposed, requests to the Court for suitable measures to anticipate the effects of the future sentence.

In an autonomous intervention during the court case, Endesa Italia S.p.A. substantially reiterated the plaintiff's questions to the defendants. However, Endesa's intervention statement, which was filed at the Milan Court in January 2007, has still not been communicated or notified to the defendants.

On May 4, 2007, the defendants AEM and EDF decided to take legal action together with some of the other companies mentioned above as co-defendants.

In particular, AEM defended itself with the following objections and arguments:

To start with, AEM raised two objections regarding the jurisdiction and territorial incompetence of the Rome Court.

In this regard, AEM maintained above all the lack of foundation of the plaintiff's argument, according to which AEM allegedly had a stake in a GenCo's capital of more than 30%, thereby exceeding the threshold established by the DPCM of November 8, 2000 (the "DPCM"). This argument does not correspond to the truth because AEM maintained its 16% interest, and this circumstance was not altered by its indirect investment in Edison, which is a total separate legal entity from AEM.

AEM then affirmed that it was impossible to even imagine a violation of the DPCM by AEM, as this decree is not legislative or regulatory in character. Given that the DPCM is merely an administrative deed, not a legislative one, this explains the effects and provisions that are only binding on its specific target, namely the subject responsible for disposing of the GenCos (Enel) and not on any of the other entities taking part in the disposal procedure. The Edipower consortium and, in turn, its shareholders took on contractual obligations vis-à-vis Enel (and the Ministry) and only them; but this cannot give rise to a violation of the DPCM, so there cannot be grounds for claims on the part of third parties against AEM regarding the provisions of the decree.

AEM did not commit any violation of the competition rules, nor any breach of contract as per art. 2043 of the Italian Civil Code as the deed being contested by the plaintiff (indirect acquisition of an

investment in Edison) in itself does not constitute an illegal act, as the shares were bought on the Stock Exchange at the current market price in accordance with sector regulations. This deed does not in any case constitute an illicit act again the competition rules, also because it did not give rise to a competitive advantage for AEM, nor to a competitive disadvantage for ACEA. In particular, AEM has contested the plaintiff's arguments, maintaining that the change in Edison's shareholder structure did not in any way translate into a real competitive advantage, nor did it entail any change in its availability of energy resources deriving from the plants of the GenCo Edipower. In fact, AEM currently has the same energy availability, in terms of both production and sales, that it had at the time that it joined the Edipower consortium, so it is totally wrong to talk about competitive imbalance caused by the indirect acquisition of the investment in Edison.

As regards the alleged damages suffered by ACEA, for which ACEA has claimed compensation, it turns out that the damage to its equity which the plaintiff claims to have suffered cannot be attributed to AEM even in the abstract, as what the plaintiff is complaining about in the end of the day is that it cannot have higher stakes in the GenCos; but it cannot accuse AEM for this, given that it has no responsibility whatsoever for this situation. The truth is that the plaintiff is now claiming, illegitimately, to pass on to its competitors, AEM and EDF, the allegedly damaging effects of the provisions contained in the DPCM. In any case, the items of damage mentioned by the counterparty are obviously vague and without any element of proof to back them up.

Lastly, AEM has contested ACEA request to condemn EDF and AEM to sell their investments to reduce them in total to under the 30% threshold and to prevent AEM and EDF from withdrawing and/or using the electricity in excess of the permitted 30% limit; these requests are to be considered null and void as the object is excessively generic and vague; in any case, they are inadmissible as five years have nearly passed from the date of disposal of the GenCo, five years being the period that the DPCM applied the 30% limit. Once this five year period is over, no illicit situation can exist, which means that the case can only revolve around a question of compensation for damages.

As for Endesa's intervention, AEM contested that its appearance was contrary to legal procedure and therefore inadmissible; subordinately, it asked the Judge to grant the terms foreseen in art. 163 bis of the Code of Civil Procedure to permit an adequate response, adjourning the first hearing. At the first hearing on May 24, 2007, the Judge allowed the defendants to file a reply to the statement made by Endesa; AEM filed its reply on October 4, 2007.

Proceedings were then adjourned to be discussed at the hearing on October 24, 2007. After this hearing, the Judge granted the parties the legal period to deposit their statements in accordance with 183.6 of the Code of Civil Procedure; to be more precise, the Judge granted:

- until November 23, 2007 to file statements only as regards explanations or modifications of the requests, exceptions and conclusions already proposed;
- until December 24, 2007 to reply to new or amended questions or exceptions by the other parties, and for an indication of the evidence and other documents produced;
- until January 12, 2008 for indications of counter-evidence.

The Judge then scheduled the next hearing for June 26, 2008.

AEM-ATEL S.A.

AEM, which holds 5.7% of ATEL S.A., opposed the obligatory takeover bid launched by the Consortium (of which EDF and EOSH are members, among others), which had bought a controlling interest in Motor Columbus, which in turn controls Atel; this bid was structured as an offer to exchange shares with which it had been proposed to the minority shareholders of Atel, AEM included, to subscribe new shares in Motor Columbus immediately after it had absorbed Atel. On May 3, 2006, the Federal Bank Commission declared that the Consortium's offer did not comply with Swiss law, as it jeopardised the rights of the minority shareholders. Following this pronouncement, the Consortium then launched another public share exchange offer that took account of the Federal Bank Commission's observations; in particular, it no longer envisaged the reverse merger between

Motor-Columbus and Atel, which in the original plan would have taken place 12 days after the public share exchange offer, thereby forcing the shareholders of Atel that took up the offer to remain shareholders of Atel. AEM also opposed the Consortium's new public share exchange offer as it was felt that it still jeopardised the rights of Atel's minority shareholders. On July 4, 2006, the Federal Bank Commission considered the Consortium's new offer in accordance with Swiss law. AEM impugned the decision of the Federal Bank Commission by appealing to the Federal Court, filing a request on September 4, 2006 that asked for the Consortium's public share exchange offer to be declared not in accordance with Swiss law and that the Federal Bank Commission's decision of July 4, 2006 should be cancelled. The Federal Court rejected the appeal filed by AEM with a judgement communicated to the parties on March 20, 2007. The Federal Court did not go into the merit of the appeal, nor did it express any opinion on the principal complaint made by AEM; namely, that the public share exchange offer made by the Consortium did not comply with the legal requirements of Swiss law in cases of obligatory takeover bids. In fact, the Federal Court refused the appeal insofar as AEM, as a minority shareholder of ATEL, did not have the right to appeal to the Federal Bank Commission, far less to the Federal Court. This exception, which had already been raised by ATEL before the Federal Bank Commission, had been rejected by the Commission, which stated that, unlike what was subsequently established by the Federal Court, AEM did have the right to take part in administrative proceedings.

ENEL v AEM

With a writ served in 2001, ENEL requested annulment of the decision made by the Board of Arbitrators appointed in accordance with Decree 79 of March 16, 1999 (the so-called "Bersani Decree"), which set at Lire 820 billion the price to be paid to ENEL for the sale to AEM Elettricità of the power distribution business in Milan and Rozzano. AEM asked for ENEL's request to be rejected, as the arbitrators' decision could not be considered manifestly unfair or erroneous in accordance with art. 1349 of the Italian Civil Code. Moreover, AEM in turn filed a reconventional claim asking for ENEL to be sentenced to pay compensation for the damages caused by the delay with which ENEL implemented the sale of the business as imposed by the law.
In AEM's opinion, the judge would only be able to change the arbitrators' decision if it appeared to be *"manifestly unfair or erroneous"*, as confirmed by an expert witness's report which the judge has ordered.

The Court-appointed expert witness carried out a laborious review of the situation, making numerous adjustments, and in the end of the day established a figure of 66 million euro as the higher value of the business, net of the damages that the witness recommended should be awarded to AEM. However, even on the basis of the expert witness's report, the differences between the two estimates - that of the arbitrators and that of the expert witness appointed by the Court - do not appear to be attributable either to unfairness or to errors, but rather solely to different valuation methods used in a field where the room for technical discretion tends to be very wide.

As regards the merit suit, at present, after numerous adjournments, a hearing has been rescheduled for November 9, 2007 when the judge will announce his conclusions; then, from that date, there will be a period of 60 days for the parties to exchange conclusive statements and a further 20 days for replies to be exchanged. The case is likely to be decided during the first half of 2008.
Even if the expert witness's report is not in AEM's favour, the final outcome of the lawsuit cannot be foreseen with any degree of reliability, whether because the judge could choose to disregard the expert witness's conclusions, or because of the objective complexity, both in fact and in law, of the questions that have to be resolved before ENEL's and/or AEM's requests can be considered.

Delmi Group

The Delmi S.p.A. does not have any legal or tax disputes still pending.

As regards Transalpina di Energia S.r.l., there are no updates compared with the situation at December 31, 2006; the company has the following legal disputes outstanding, which have not given rise to risk provisions in the financial statements.
On 7 May 2006, Transalpina di Energia received notification of a summons from Camuna di Partecipazioni S.p.A. (formerly Carlo Tassara S.p.A.) with which the latter called as defendants before the Milan Court: Transalpina di Energia, EDF, Italenergia bis Spa (IEB) and their directors.
Tassara maintains that EDF is in breach of contract with regard to the commitment that it took to buy back the warrants issued by IEB and purchased in 2002 by Tassara, at an agreed price of 20,404,441 euro. Tassara is therefore asking the Court to condemn EDF to pay the price mentioned above, or, subordinately, to accept its right to be reimbursed for the damage caused by IEB selling its investment in Edison and the Edison warrants to Transalpina di Energia at a price that Tassara considers too low, or, subordinately, to declare the sale null and void because of the prior purchase of the IEB warrants by Tassara, or, subordinately again, to ascertain the nullity of the sale of the controlling interest in Edison and of the Edison warrants by IEB to Transalpina.
The Company has prepared its defence case; the hearing before the Milan Court has been scheduled for November 7, 2007.
The Company also has litigation pending with ACEA. Details are provided in the half-yearly report as there have not been any changes during the quarter.

A) Edison S.p.A.

Plant at Verbania – Criminal proceedings for injuries stemming from exposure to asbestos powder
The Public Prosecutor's Office at the Verbania Court began an investigation against certain former directors and managers of Montefibre S.p.A. in connection with the death or illness of workers allegedly caused by their exposure to various forms of asbestos at the Verbania plant previously owned by Montedison (now Edison). The new investigations follow a sentence condemning three former directors and managers of Montefibre for culpable homicide issued by the Verbania Court, against which the Company has already appealed to the Turin Court of Appeal.

B) Other Group companies
Multiutility/Edison Energia
Multiutility S.p.A. has sued Edison Energia S.p.A. complaining about numerous breaches of contract in the various contractual relationships between the two companies for the wholesale provision of electricity during the period 2004-2006. The main point of contention is the alleged nullity of a settlement between Multiutility and Edison Energia regarding such relationships and the determination of energy prices in application or as an exception to certain resolutions of the Authority for Electricity and Gas, subsequently impugned before the Lombardy Regional Administrative Tribunal. The company is examining the papers to decide on the most appropriate defence.

****

As regards the state of the main lawsuits relating to events referring to the past, where there is a potential liability, but the outlay is impossible to estimate based on the information currently available, we would mention the following:

A) Edison S.p.A.
Pagnan/Edison
By means of a third party writ, Pagnan S.p.A., defendant in a lawsuit initiated by the Environment and Infrastructure Ministries for alleged environmental damage caused in the South Darsena Canal

area, in the district known as Malcontenta, located in the industrial area of Porto Marghera, has summoned Edison before the Venice Court. The papers are currently being examined in consideration of a settlement regarding the Porto Marghera area that has taken part in the meantime between the President of the Council of Ministers and Edison.

B) Other Group companies

Montedison Srl – The Bussi sul Tirino (Pe) Area

As regards the preliminary investigations commenced by the public prosecutor's office of Pescara relating to an accusation of poisoning the waters and causing an environmental disaster in the Bussi sul Tirino basin, in which there has been industrial activity for more than a century, most recently carried on by Ausimont S.p.A., sold in 2002 to Solvay Solexis S.p.A. (a subsidiary of Solvay SA). The plot of land on the outskirts of the plant owned by Montedison S.r.l., where a substantial quantity of industrial waste was found, is still under confiscation. Specifically in relation to the state of contamination of this plot of land, the President of the Council of Ministers, with an ordnance dated October 4, 2007, appointed a Commissioner to carry out urgent interventions to identify the area, render it safe and restore it.

*****

Developments in the main tax disputes during the year were as follows:

Former Edison S.p.A. - Direct taxes for the years 1994-1999

In March 2007, the Regional Tax Commission confirmed the favourable decision of the Provincial Commission, cancelling the IRPEG and ILOR assessments issued for 1995 and 1996.

The appeal proposed by the Tax Authorities against the favourable decision issued by the Provincial Tax Commission in connection with the IRPEG and ILOR assessment for 1997 has not yet been heard.

Edison S.p.A. assessment for 2002 following a tax audit

The appeal against the assessments issued following a tax audit on 2002, which was heard in November 2006 before the Provincial Tax Commission of Milan, was substantially accepted and the assessment completely cancelled, except for an add-back of 26 thousand euro to taxable income.

EDF Energia Italia S.r.l. - Customs VAT assessment for 2001, 2002 and 2003

The company appealed to the Provincial Tax Commission of Milan against the VAT assessment received last December for the years 2001, 2002 and 2003, asking for it to be cancelled. The discussion before the Provincial Tax Commissions will take place in October.

A similar recourse has been proposed against the fine notified in May 2007 in connection with this same matter.

Moreover, any costs that derive from these assessments would in any case be covered by specific contractual guarantees given by the selling company, EDF International SA, at the time of the acquisition of the investment in EDF Energia Italia, which entirely protect the Company.

Attachments to the notes to the consolidated financial statements

Attachment 1 - Statement of changes in property, plant and equipment

(in millions of euro)

Property, plant and equipment	Net book value 12/31/2006	Changes for the period						Net book value 09/30/2007
		Additions	Other changes	Reclassifications	Disposals	Depreciation	Total changes for the period	
Land	121	3			-3			121
- Total land	**121**	**3**			**-3**			**121**
Buildings	624	2		19	-3	-25	-7	617
- Total buildings	**624**	**2**		**19**	**-3**	**-25**	**-7**	**617**
- Total land and buildings	**745**	**5**		**19**	**-6**	**-25**	**-7**	**738**
Plant and machinery								
Production plant	4,131	18	1	41	-5	-241	-186	3,945
Transport lines								
Transformation stations	38	1		1		-1	1	39
Distribution networks	755	47		2	-1	-38	10	765
Transferable plant and machinery	726	2		9		-41	-30	696
- Total plant and machinery	**5,650**	**68**	**1**	**53**	**-6**	**-321**	**-205**	**5,445**
Industrial and commercial equipment								
Miscellaneous equipment	15	1		1		-3	-1	14
Mobile phones								
- Total industrial and commercial equipment	**15**	**1**		**1**		**-3**	**-1**	**14**
Other property, plant and equipment								
Furniture and fittings	8	1	1	-2				8
Electric and electronic office machines	9	5	1			-3	3	12
Vehicles	1							1
Fixed assets worth less than 516 euro								
Refuse dumps	16							16
- Total other property, plant and equipment	**34**	**6**	**2**	**-2**		**-3**	**3**	**37**
Leasehold improvements	**3**	**1**		**-1**		**-1**	**-1**	**2**
Leased assets	**147**			**6**		**-16**	**-10**	**137**
Construction in progress and advances								
Buildings	-5	3		2			5	
Production plant	423	32	-7	-36			-11	412
Transport lines								
Transformation stations	2	1		-1				2
Distribution networks	9	6		-2			4	13
Miscellaneous equipment								
Other property, plant and equipment	2	141	-1	-35			105	107
Advances								
Transferable assets in construction	1	3		-4			-1	
- Total construction in progress and advances	**432**	**186**	**-8**	**-76**			**102**	**534**
Total property, plant and equipment	**7,026**	**267**	**-5**	**-**	**-12**	**-369**	**-119**	**6,907**

Attachment 2 - Statement of changes in intangible assets

(in thousands of euro)

Intangible assets	Balance at 12.31.2006			Changes for the period					Balance at 09.30.2007		
	Gross value	Amortisation	Net book value	Additions	Reclassifications: Gross value	Reclassifications: Amortisation	Amortisation	Total changes for the period	Gross value	Amortisation	Net book value
Start-up and expansion costs	13	-13							13	-13	
Research and development costs											
Industrial patents and intellectual property rights											
Concessions, licences, trademarks and similar righ	889	-435	454				-55	-55	889	-490	399
Goodwill	288,931	-204,629	84,302				-21,670	-21,670	288,931	-226,299	62,632
Assets in process of formation											
Other intangible assets	31,817	-31,651	166		-638	472		-166	31,179	-31,179	
Total intangible assets	**321,650**	**-236,728**	**84,922**	**0**	**-638**	**472**	**-21,725**	**-21,891**	**321,012**	**-257,981**	**63,031**

Attachment 3 - List of Companies included in the consolidated financial statements and of other investments
(figures are expressed in thousands of euro)

Name	Registered office	Currency	Share capital (*)	% Group holding at 09/30/2007	Portions held %	Shareholder	Securities held with voting rights % (a)	Exercisable voting rights (b)	Book value 09/30/2007	Valuation method
Scope of consolidation										
AEM Elettricità S.p.A.	Milan	Euro	520,000	99.99%	99.99%	AEM S.p.A.	-	-		Line-by-line consolidation
AEM Gas S.p.A.	Milan	Euro	572,000	99.99%	99.99%	AEM S.p.A.	-	-		Line-by-line consolidation
AEM Energia S.p.A.	Milan	Euro	104	99.99%	99.99%	AEM S.p.A.	-	-		Line-by-line consolidation
Aem Service S.r.l.	Milan	Euro	12,405	100.00%	100.00%	AEM S.p.A.	-	-		Line-by-line consolidation
Aem Trading S.r.l.	Milan	Euro	99	100.00%	100.00%	AEM S.p.A.	-	-		Line-by-line consolidation
AEM Calore & Servizi S.p.A.	Milan	Euro	1,800	100.00%	100.00%	AEM S.p.A.	-	-		Line-by-line consolidation
Delmi S.p.A.	Milan	Euro	1,466,868	51.00%	51.00%	AEM S.p.A.	-	-		Line-by-line consolidation
Proaris S.r.l.	Milan	Euro	10	100.00%	100.00%	AEM S.p.A.	-	-		Line-by-line consolidation
Ecodeco S.r.l.	Milan	Euro	7,468	94.00% (9)	94.00%	AEM S.p.A.	-	-		Line-by-line consolidation
Plurigas S.p.A.	Milan	Euro	800	40.00%	40.00%	AEM S.p.A.	-	-		Proportional consolidation
Edipower S.p.A.	Milan	Euro	1,441,300	20.00% (1)	18.00%	AEM S.p.A.	-	-		Proportional consolidation
Transalpina di Energia S.r.l. (2)	Milan	Euro	3,146,000	50.00%	50.00%	Delmi S.p.A.	-	-		Proportional consolidation
Investments										
Malpensa Energia S.r.l.	Segrate (Milan)	Euro	5,200		49.00%	AEM S.p.A.	-	-	4,033	Equity method
Società Servizi Valdisotto S.p.A.	Valdisotto (SO)	Euro	6,420		32.52%	AEM S.p.A.	-	-	2,704	Equity method
e-utile S.p.A. (7)	Milan	Euro	1,000		49.00%	AEM S.p.A.	-	-	1,646	Equity method
Zincar S.r.l.	Milan	Euro	100		27.00%	AEM S.p.A.	-	-	192	Equity method
Alagaz S.p.A.	St Petersburg (Russia)	USD	24,000		35.00%	AEM S.p.A.	-	-	8	Equity method
Aem-Bonatti S.c.a.r.l. (in liquidation)	Milan	Euro	10		50.00%	AEM S.p.A.	-	-	5	Equity method
Metroweb S.p.A. (former Burano S.p.A.)	Milan	Euro	10,200		23.53%	AEM S.p.A.	-	-	7,531	Equity method
ACSM S.p.A.	Como	Euro	46,871		20.00%	AEM S.p.A.	-	-	22,168	Equity method
A.G.A.M. S.p.A.	Monza	Euro	46,482		24.99%	AEM S.p.A.	-	-	24,292	Equity method
Utilia S.p.A. (3)	Rimini	Euro	900		20.00%	Aem Service S.r.l.	-	-	240	Equity method
Consolidation of the Delmi Group (6)									24,491	See attachment 5
Consolidation of the Ecodeco Group (8)									254	See attachment 8
Total investments									**87,564**	
Financial assets available for sale										
Atel Aare - Tessin AG fur Elektrizitat	Olten (CH)	CHF	303,600,000		5.76%	AEM S.p.A.	-	-	400,246	Fair value
ASM S.p.A.	Sondrio	Euro	5,834		3.99%	AEM S.p.A.	-	-	874	Fair value
Consorzio DIX.IT (in liquidation)	Milan	Euro	5,165		14.28%	AEM S.p.A.	-	-	738	Fair value
CESI S.p.A.	Milan	Euro	8,550		1.87%	AEM S.p.A.	-	-	165	Fair value
Emittenti Titoli S.p.A.	Milan	Euro	5,200		1.85%	AEM S.p.A.	-	-	78	Fair value
Consorzio Milanosistema	Milan	Euro	250		10.00%	AEM S.p.A.	-	-	25	Fair value
AvioValtellina S.p.A.	Sondrio	Euro	2,880		0.19%	AEM S.p.A.	-	-	5	Fair value
Bluefare Ltd.	London	Lst	1,000		20.00%	AEM S.p.A.	-	-	2	Fair value
CO.GE.R. 2004 S.p.A. in liquidation (4)	Sant'Antimo (NA)	Euro	150		5.00%	AEM Calore & Servizi S.p.A.	-	-	2	Fair value
CESI S.p.A. (5)	Milan	Euro	8,550		7.00%	Edipower S.p.A.	-	-	271	Fair value
Consolidation of the Delmi Group (6)									86,575	See attachment 7
Consolidation of the Ecodeco Group (8)									8	See attachment 8
Total investments in other companies									**488,989**	

(*) Share capitals are expressed in thousands of euro.
(1) The percentage shown here assumes that all of the put option rights are exercised.
(2) AEM S.p.A. owns 50% of Transalpina di Energia S.r.l. indirectly through DELMI S.p.A.
(3) AEM S.p.A. owns 20% of Utilia S.p.A. indirectly through AEM Service S.r.l.
(4) AEM S.p.A. owns 5% of CO.GE.R. 2004 S.p.A. in liquidation indirectly through its subsidiary AEM Calore & Servizi S.p.A.
(5) Edipower S.p.A. holds 7% of CESI S.p.A.; the book value shown here represents the 20% that belongs to the AEM Group.
(6) Reference should be made to attachments 4-5-6-7 for information on the investments of the Delmi Group.
(7) The financial statement figures of the company refer to the financial statements as of 06/30/07.
(8) Reference should be made to attachments 8 for information on the investments of the Ecodeco Group.
(9) The other 6% of Ecodeco S.r.l. is the object of a call and put option, respectively in favour of and to be borne by AEM S.p.A., exercisable by the end of 2008 at the same conditions.
a) The percentage of securities held with voting rights is given by the ratio between the total number of securities representing share capital with voting rights held directly (whoever holds the voting right) and total share capital with voting rights (e.g. ordinary and preference shares).
Percentages are given only if they differ from the percentage of capital held.
(d) The percentage of the voting rights that can be exercised is given by the ratio between the number of voting rights at an ordinary shareholders' meeting of which the investing company is effectively the direct holder, and the total number of voting rights that exist at an ordinary shareholders' meeting.
Percentages are given only if they differ from the percentage of capital held.
Note that on December 15, 2006 AEM S.p.A. was involved in setting up Società Cooperativa Polo dell'Innovazione della Valtellina, subscribing for 5 shares of par value€ 50 each.

Attachment 4 - Investments of the Delmi Group

(figures reflect 100% of the Edison Group, which is consolidated 50% through the Delmi Group)

Name	Registered office	Currency	Share capital	Consolidated portion of the Group % (a) 09/30/2007 (I)	39082.000	% of capital held % (b)	Shareholder	Securities held with voting rights % (c)	Exercisable voting rights % (d)	Type of investment (e)
A) Companies included in the scope of consolidation										
A.1) Companies consolidated line-by-line										
CONSORZIO DI SARMATO SOC. CONS. P.A.	MILAN (I)	EUR	200,000	34.910	36.430	55.000	EDISON SPA	-	-	SUB
ECOFUTURE SRL (SOLE SHAREHOLDER)	MILAN (I)	EUR	10,200	63.465	69.390	100.000	EDISON SPA	-	-	SUB
GEVER SPA	MILAN (I)	EUR	10,500,000	32.370	35.390	51.000	EDISON SPA	-	-	SUB
HYDRO POWER ENERGY SRL - HPE SRL (SOLE SHAREHOLDER)	BOLZANO (I)	EUR	50,000	63.465	69.390	100.000	EDISON SPA	-	-	SUB
JESI ENERGIA SPA	MILAN (I)	EUR	5,350,000	44.430	48.570	70.000	EDISON SPA	-	-	SUB
SARMATO ENERGIA SPA	MILAN (I)	EUR	14,420,000	34.910	42.330	55.000	EDISON SPA	-	-	SUB
SONDEL DAKAR BV	ROTTERDAM (NL)	EUR	18,200	63.465	69.390	100.000	EDISON INTERNATIONAL HOLDING NV	-	-	SUB
TERMICA BOFFALORA SRL	MILAN (I)	EUR	14,220,000	44.430	48.570	70.000	EDISON SPA	-	-	SUB
TERMICA CELANO SRL	MILAN (I)	EUR	259,000	44.430	48.570	70.000	EDISON SPA	-	-	SUB
TERMICA COLOGNO SRL	MILAN (I)	EUR	9,296,220	41.250	45.100	65.000	EDISON SPA	-	-	SUB
TERMICA MILAZZO SRL	MILAN (I)	EUR	23,241,000	38.080	41.630	60.000	EDISON SPA	-	-	SUB
THISVI POWER GENERATION PLANT S.A.	ATHENS (GR)	EUR	948,000	41.250	--	65.000	EDISON SPA	-	-	SUB
EDISON ENERGIE SPECIALI SPA (SOLE SHAREHOLDER)	MILAN (I)	EUR	4,200,000	63.465	69.390	100.000	EDISON SPA	-	-	SUB
MONSEI ESCO SRL (SOLE SHAREHOLDER)	MILAN (I)	EUR	100,000	63.465	69.390	100.000	EDISON SPA	-	-	SUB
EDISON D.G. SPA (SOLE SHAREHOLDER)	SELVAZZANO DENTRO (PD) (I)	EUR	460,000	63.465	69.390	100.000	EDISON SPA	-	-	SUB
EDISON INTERNATIONAL SPA	MILAN (I)	EUR	17,850,000	63.465	69.390	70.000	EDISON SPA	-	-	SUB
						30.000	SELM HOLDING INTERNATIONAL SA			
EDISON STOCCAGGIO SPA (SOLE SHAREHOLDER)	MILAN (I)	EUR	81,497,301	63.465	69.390	100.000	EDISON SPA	-	-	SUB
EUROIL EXPLORATION LTD	LONDON (GB)	GBP	9,250,000	63.465	69.390	0.000	EDISON SPA	-	-	SUB
						100.000	SELM HOLDING INTERNATIONAL SA			
EDISON TRADING SPA (SOLE SHAREHOLDER)	MILAN (I)	EUR	30,000,000	63.465	69.390	100.000	EDISON SPA	-	-	SUB
VOLTA SPA	MILAN (I)	EUR	130,000	32.370	35.390	51.000	EDISON SPA	-	-	SUB
EDISON ENERGIA SPA (SOLE SHAREHOLDER)	MILAN (I)	EUR	22,000,000	63.465	69.390	100.000	EDISON SPA	-	-	SUB
ENECO ENERGIA SPA	BOLZANO (I)	EUR	222,000	63.465	69.390	99.900	EDISON SPA	-	-	SUB
ATEMA LIMITED	DUBLIN 2 (IRL)	EUR	1,500,000	63.465	69.390	100.000	EDISON SPA	-	-	SUB
EDISON HELLAS SA	ATHENS (GR)	EUR	263,700	63.465	69.390	100.000	EDISON SPA	-	-	SUB
EDISON INTERNATIONAL HOLDING NV (former MONTEDISON FIN	AMSTERDAM (NL)	EUR	4,537,803	63.465	69.390	100.000	EDISON SPA	-	-	SUB
EDISON NEDERLAND B.V.	AMSTERDAM (NL)	EUR	18,000	63.465	--	100.000	EDISON INTERNATIONAL HOLDING NV	-	-	SUB
EDISON SPA	MILAN (I)	EUR	5,002,854,314	63.465	69.390	61.870	TRANSALPINA DI ENERGIA S.R.L.	63.327	0 1) 63.327	SUB
SELM HOLDING INTERNATIONAL SA	LUXEMBOURG (L)	EUR	24,000,000	63.465	69.390	99.950	EDISON SPA	-	-	SUB
						0.050	MONTEDISON SRL (SOLE SHAREHOLDER)			
MONTEDISON SRL (SOLE SHAREHOLDER)	MILAN (I)	EUR	2,583,000	63.465	69.390	100.000	EDISON SPA	-	-	SUB
NUOVA ALBA SRL (SOLE SHAREHOLDER)	MILAN (I)	EUR	2,016,457	63.465	69.390	100.000	EDISON SPA	-	-	SUB
A.2) Companies consolidated on a proportional basis										
BLUEFARE LTD	LONDON (GB)	GBP	1,000	31.730	34.690	50.000	EDISON SPA	-	-	JV
IBIRITERMO SA	IBIRITE' - ESTADO DE MINAS GERAIS (BR)	BRL	7,651,814	31.730	34.690	50.000	EDISON SPA	-	-	JV
SEL EDISON SPA	CASTELBELLO (BZ) (I)	EUR	84,798,000	26.660	29.140	42.000	EDISON SPA	-	-	JV
SELEDISON NET SRL (SOLE SHAREHOLDER)	CASTELBELLO - CIARDES (BZ) (I)	EUR	200,000	26.660	29.140	100.000	SEL EDISON SPA	-	-	JV
PARCO EOLICO CASTELNUOVO SRL	CASTELNUOVO DI CONZA (SA) (I)	EUR	10,200	31.730	34.690	50.000	EDISON ENERGIE SPECIALI SPA (SOLE SHAREHOLDER)	-	-	JV
EDIPOWER SPA	MILAN (I)	EUR	1,441,300,000	31.730	34.690	45.000	EDISON SPA	-	-	JV
ED-INA D.O.O.	ZAGABRIA (HR)	HRK	20,000	31.730	34.690	50.000	EDISON INTERNATIONAL SPA	-	-	JV
ASCOT SRL	BRESSANONE (BZ) (I)	EUR	10,330	31.730	34.690	50.000	ENECO ENERGIA SPA	-	-	JV
INTERNAT. WATER SERV.(GUAYAQUIL) INTERAGUA C. LTDA	GUAYAQUIL (EC)	USD	32,180,000	28.560	31.220	90.000	INTERNATIONAL WATER SERVICES (GUAYAQUIL) BV	-	-	JV
INTERNATIONAL WATER (UK) LIMITED	LONDON (GB)	GBP	1,001	31.730	34.690	100.000	INTERNATIONAL WATER HOLDINGS BV	-	-	JV
INTERNATIONAL WATER HOLDINGS BV	AMSTERDAM (NL)	EUR	40,000	31.730	34.690	50.000	EDISON SPA	-	-	JV
INTERNATIONAL WATER SERVICES (GUAYAQUIL) BV	AMSTERDAM (NL)	EUR	20,000	31.730	34.690	59.000	INTERNATIONAL WATER HOLDINGS BV	-	-	JV
INTERNATIONAL WATER SERVICES LTD	ZUG (CH)	CHF	100,000	31.730	34.690	100.000	INTERNATIONAL WATER HOLDINGS BV	-	-	JV

Attachment 5 - Investments of the Delmi Group

(figures reflect 100% of the Edison Group, which is consolidated 50% through the Delmi Group)

Name	Registered office	urrency	Share capital	Consolidated portion of the Group % (a)	% of capital held		Securities held with voting rights %	Exercisable voting rights % (d)	Book value (in millions of euro) (f)	Type of investment (e)
				39082.000	% (b)	Shareholder				
B) Companies carried at equity										
CONSORZIO BARCHETTA	JESI (AN) (I)	EUR	2,000		50.000	JESI ENERGIA SPA	-	-		ASS
CONSORZIO MONTORO	NARNI (I)	EUR	4,000		25.000	EDISON SPA	-	-		ASS
CONSORZIO VICENNE	CELANO (I)	EUR	1,000		50.000	TERMICA CELANO SRL	-	-		ASS
GTI DAKAR LTD	GEORGE TOWN - GRAND CAYMAN (GBC)	EUR	14,686,479		30.000	SONDEL DAKAR BV	-	-	5.1	ASS
KRAFTWERKE HINTERRHEIN AG	THUSIS (CH)	CHF	100,000,000		20.000	EDISON SPA	-	-	14.9	ASS
ROMA ENERGIA SRL	ROME (I)	EUR	50,000		35.000	EDISON SPA	-	-	0.4	ASS
SISTEMI DI ENERGIA SPA	MILAN (I)	EUR	10,475,000		40.570	EDISON SPA	-	-	6.4	ASS
SOC.SVIL.REA.GEST.GASDOT.ALG-ITAV.SARDEG.GALSI SPA	MILAN (I)	EUR	25,838,000		18.000	EDISON SPA	-	-	4.2	ASS
BLUMET SPA	REGGIO EMILIA (I)	EUR	7,600,000		28.320	EDISON SPA	-	-	2.7	ASS
ETA 3 SPA	AREZZO (I)	EUR	2,000,000		33.010	EDISON SPA	-	-	1.1	ASS
GASCO SPA	BRESSANONE (BZ) (I)	EUR	350,000		40.000	EDISON SPA	-	-	0.2	ASS
PROMETEO SPA	OSIMO (AN) (I)	EUR	1,938,743		21.000	EDISON SPA	-	-	1.0	ASS
S.A.T. FINANZIARIA SPA	SASSUOLO (MO) (I)	EUR	1,000,000		40.000	EDISON SPA	-	-	0.5	ASS
UTILITA' SPA	MILAN (I)	EUR	2,307,692		35.000	EDISON SPA	-	-	0.9	ASS
INIZIATIVA UNIVERSITARIA 1991 SPA	VARESE (I)	EUR	16,120,000		32.260	MONTEDISON SRL (SOLE SHAREHOLDER)	-	- (g)	4.7	ASS

Attachment 6 - Investments of the Delmi Group

(figures reflect 100% of the Edison Group, which is consolidated 50% through the Delmi Group)

Name	Registered office	urrency	Share capital	Consolidated portion of the Group % (a)	% of capital held		Securities held with voting rights %	Exercisable voting rights % (d)	Book value (in millions of euro) (f)	Type of investment (e)
				39082.000	% (b)	Shareholder				
C) Investments in companies in liquidation or subject to permanent restrictions										
AUTO GAS COMPANY S.A.E. (IN LIQUIDATION)	CAIRO (ET)	EGP	1,700.000		30.000	EDISON INTERNATIONAL SPA	-	-	0.1	ASS
CODEST SRL	PAVIA DI UDINE (UD) (I)	EUR	15.600		33.330	NUOVA C.I.S.A. SPA (IN LIQUIDATION) (SOLE SHAREHOLD	-	-		ASS
FINSAVI SRL	PALERMO (I)	EUR	18.698		50.000	EDISON SPA	-	-		ASS
POGGIO MONDELLO SRL (SOLE SHAREHOLDER)	PALERMO (I)	EUR	364.000		100.000	FINIMEG SPA (SOLE SHAREHOLDER) (IN LIQUIDATION)	-	-		SUB
C.F.C. CONSORZIO FRIULANO COSTRUTTORI (IN LIQUIDATION)	UDINE (I)	LIT	100,000.000		20.000	NUOVA C.I.S.A. SPA (IN LIQUIDATION) (SOLE SHAREHOLD	-	-		ASS
CALBIOTECH SRL (IN BANKRUPTCY)	RAVENNA (I)	LIT	90,000.000		55.000	EDISON SPA	-	- (m)		SUB
CEMPES SCRL (IN LIQUIDATION)	ROME (I)	EUR	15.492		33.330	NUOVA C.I.S.A. SPA (IN LIQUIDATION) (SOLE SHAREHOLD	-	-		ASS
CI.FAR. SCARL (IN BANKRUPTCY)	UDINE (I)	LIT	20,000.000		60.000	NUOVA C.I.S.A. SPA (IN LIQUIDATION) (SOLE SHAREHOLD	-	- (n)		SUB
COMPO CHEMICAL COMPANY (IN LIQUIDATION)	WILMINGTON, DELAWARE (USA)	USD	1.000		100.000	NUOVA ALBA SRL (SOLE SHAREHOLDER)	-	-		SUB
CONIEL SPA (IN LIQUIDATION)	ROME (I)	EUR	1.020		35.250	EDISON SPA	-	-		ASS
CONSORZIO CARNIA SCRL (IN LIQUIDATION)	ROME (I)	EUR	45.900		17.000	NUOVA C.I.S.A. SPA (IN LIQUIDATION) (SOLE SHAREHOLD	-	-		TP
CONSORZIO FRIULANO PER IL TAGLIAMENTO (IN LIQUIDATIO	UDINE (I)	EUR	10.330		16.300	NUOVA C.I.S.A. SPA (IN LIQUIDATION) (SOLE SHAREHOLD	-	-		TP
CONVOLCI SCNC (IN LIQUIDATION)	SESTO SAN GIOVANNI (I)	EUR	5.165		27.370	NUOVA C.I.S.A. SPA (IN LIQUIDATION) (SOLE SHAREHOLD	-	-		ASS
FERRUZZI TRADING FRANCE SA (IN LIQUIDATION)	PARIS (F)	EUR	7,622.451		100.000	EDISON SPA	-	-	5.9	SUB
FINIMEG SPA (SOLE SHAREHOLDER) (IN LIQUIDATION)	MILAN (I)	EUR	2,425.200		100.000	EDISON SPA	-	-	2.0	SUB
FRIGOTECNICA SRL (SOLE SHAREHOLDER) (IN LIQUIDATION)	PALERMO (I)	EUR	76.500		100.000	EDISON SPA	-	-		SUB
GROUPEMENT GAMBOGI-CISA (IN LIQUIDATION)	DAKAR (SN)	XAF	1,000.000		50.000	NUOVA C.I.S.A. SPA (IN LIQUIDATION) (SOLE SHAREHOLD	-	-		ASS
INICA SARL (IN LIQUIDATION)	LISBON (P)	PTE	1,000.000		20.000	EDISON SPA	-	-		ASS
NUOVA C.I.S.A. SPA (IN LIQUIDATION) (SOLE SHAREHOLDER)	MILAN (I)	EUR	1,549.350		100.000	EDISON SPA	-	-	0.4	SUB
NUOVA I.S.I. IMPIANTI SELEZ. INERTI SRL (IN BANKRUPTCY)	VAZIA (RI) (I)	LIT	150,000.000		33.330	MONTEDISON SRL (SOLE SHAREHOLDER)	-	-		ASS
SISTEMA PERMANENTE DI SERVIZI SPA (IN BANKRUPTCY)	ROME (I)	EUR	154.950		12.600	EDISON SPA	-	-		TP
SOC.GEN.PER PROGR.CONS.E PART. SPA (UNDER EXTRAORDINA	ROME (I)	LIT	300,000.000		59.330	EDISON SPA	-	-		SUB
SORRENTINA SCARL (IN LIQUIDATION)	ROME (I)	EUR	46.480		25.000	NUOVA C.I.S.A. SPA (IN LIQUIDATION) (SOLE SHAREHOLD	-	-		ASS
TRIESTE TRE SRL (IN LIQUIDATION)	RAVENNA (I)	EUR	10.400		50.000	NUOVA C.I.S.A. SPA (IN LIQUIDATION) (SOLE SHAREHOLD	-	-		ASS
IWL CORPORATE LIMITED (IN LIQUIDATION)	SOUTHAMPTON (GB)	GBP	1		100.000	IWL SERVICES HOLDINGS (UK) LIMITED (IN LIQUIDATION	-	-		JV
IWL SERVICES HOLDINGS (UK) LIMITED (IN LIQUIDATION)	SOUTHAMPTON (GB)	GBP	2		100.000	INTERNATIONAL WATER HOLDINGS BV	-	-		JV

A chment 7 - Investments of the Delmi Group

(figures reflect 100% of the Edison Group, which is consolidated 50% through the Delmi Group)

Name	Registered office	urrency	Share capital	Consolidated portion of the Group % (a)	% of capital held		Securities held with voting rights %	Exercisable voting rights % (d)	Book value (in millions of euro) (f)	Type of investment (c)
				39082.000	% (b)	Shareholder				
D) Investments in other companies shown at fair value										
D.1) Trading										
ACEGAS-APS-S.P.A.	TRIESTE (I)	EUR	282.983.213		1.300	EDISON SPA	-	-	5.4	TP
ACSM SPA	COMO (I)	EUR	46.870.625		3.170	EDISON SPA	-	-	3.2	TP
AMSC - AMERICAN SUPERCONDUCTOR	N/A (USA)	USD	19.128.000		0.840	EDISON SPA	-	-	2.3	TP
D.2) Available for sale										
TERMINALE GNL ADRIATICO SRL	MILAN (I)	EUR	200.000.000		10.000	EDISON SPA	-	-	133.2	TP
GLOBAL POWER SPA	VERONA (I)	EUR	500.000		12.250	ENECO ENERGIA SPA	-	-	0.1	TP
RCS MEDIAGROUP SPA	MILAN (I)	EUR	762.019.050		0.990	EDISON SPA	1.030	1.030	30.4	TP
EMITTENTI TITOLI SPA	MILAN (I)	EUR	4.264.000		3.890	EDISON SPA	-	-	0.1	TP
EUROPEAN ENERGY EXCHANGE AG - EEX	LEIPZIG (D)	EUR	40.050.000		0.750	EDISON SPA	-	-	0.7	TP
ISTITUTO EUROPEO DI ONCOLOGIA SRL	MILAN (I)	EUR	79.071.770		4.370	EDISON SPA	-	-	3.5	TP
MB VENTURE CAPITAL FUND I PARTICIPATING COMP. E NV	PP AMSTERDAM (NL)	EUR	50.000		7.000	EDISON INTERNATIONAL HOLDING NV	-	-	3.7	TP
SYREMONT SPA	MESSINA (I)	EUR	750.000		40.000	EDISON SPA	-	- (h)		ASS

NOTES

(a) The consolidated portion of the Delmi Group is calculated taking into account the portions of share capital held by the parent company or by subsidiaries consolidated on a line-by-line basis and by joint ventures consolidated proportionally.

(b) The portion held is given by the ratio between the nominal value of all securities representing share capital held directly and total share capital. In calculating this ratio, any treasury shares have to be deducted from the denominator (total share capital).

(c) The percentage of securities held with voting rights is given by the ratio between the total number of securities representing share capital with voting rights held directly (whoever holds the voting right) and total share capital with voting rights (e.g. ordinary and preference shares). Percentages are given only if they differ from the percentage of capital held.

(d) The percentage of the voting rights that can be exercised is given by the ratio between the number of voting rights at an ordinary shareholders' meeting of which the investing company is effectively the direct holder, and the total number of voting rights that exist at an ordinary shareholders' meeting. Percentages are given only if they differ from the percentage of capital held.

(e) SUB = subsidiary; JV = joint venture; ASS = associate; TP = third parties.

(f) The book value is only given for companies valued at net equity or at cost and held directly by the parent company or by other companies consolidated on a line-by-line or proportional basis, and only in the event that this value is equal to or higher than 1 million euro.

(g) Investment subject to attachment. The voting right is held by the Attachment Custodian. On 5/5/2006 the Milan Court accepted Montedison Srl plea against the attachment. The appeal against this sentence was notified on November 17, 2006.

(h) on January 30, 2007, Edison exercised its put option to sell this investment, but the counterparty has defaulted on the deal.

ID 2057 0 1) The percentage of shares with voting rights and the percentage of voting rights that can be exercised on Edison Spa have been calculated on the basis of its current share capital without taking into account the potential effect of Transalpina di Energia Srl exercising its Edison warrants.

(l) The consolidated portion has been calculated taking into account the potential effect of it exercising its Edison warrants.

(m) On July 12, 2007 the Ravenna Court closed the bankruptcy with a final distribution of the assets. The deed was lodged with the Ravenna Companies Register on July 17, 2007, erroneously restoring the company's normal status.
The company is now waiting to be cancelled.

(n) On April 20, 2007 the Udine Court closed the bankruptcy with a total distribution of the assets. The deed was lodged with the Udine Companies Register on May 2, 2007, erroneously restoring the company's normal status.
The company is now waiting to be cancelled.

Attachment 8 - Investments of the Ecodeco Group
(figures are expressed in thousands of euro)

Name	Registered office	Currency	Share capital (*)	% group holding 09/30/2007	Portions held %	Shareholder	Securities held with voting rights % (a)	Exercisable voting rights (b)	Book value at 09/30/07 in thousands of euro	Valuation method
Scope of consolidation										
Ecodeco S.r.l.	Milan	Euro	7,469.0							Line-by-line consolidation
Ecolombardia 18 S.r.l.	Milan	Euro	1,940.0	91.39%	91.39%	Ecodeco				Line-by-line consolidation
Ecolombardia 4 S.p.a	Milan	Euro	17,727.0	68.56%	68.56%	Ecodeco				Line-by-line consolidation
Sicura S.r.l.	Milan	Euro	1,040.0	96.80%	96.80%	Fertilvita				Line-by-line consolidation
Fertilvita S.r.l.	Milan	Euro	3,752.0	100%	100%	Ecodeco				Line-by-line consolidation
Sistema Ecodeco UK Ltd	Essex (UK)	Lst	250,002.0	100%	100%	Ecodeco				Line-by-line consolidation
Ecoenergia S.r.l.	Milan	Euro	1,550.0	100%	100%	Fertilvita				Line-by-line consolidation
Amica Biella S.r.l.	Cavaglia (BI)	Euro	75.0	100%	100%	ertilvita, Ecodeco, Cavaglià				Line-by-line consolidation
Cavaglià S.p.a.	Milan	Euro	307.0	100%	100%	Fertilvita				Line-by-line consolidation
Vespia S.r.l.	Turin	Euro	10.0	98.90%	98.90%	Cavaglià				Line-by-line consolidation
A.S.R.A.B. S.p.a.	Biella	Euro	2,582.0	69.00%	69.00%	Cavaglià				Line-by-line consolidation
Amica Villafalletto S.r.l.	Cavaglia (BI)	Euro	75.0	100%	100%	ertilvita, Ecodeco, Cavaglià				Line-by-line consolidation
CMT Ambiente S.r.l.	Milan	Euro	93.0	51%	51%	Cavaglià				Line-by-line consolidation
Nicosiambiente S.r.l.	Nicosia (EN)	Euro	50.0	98.90%	98.90%	Cavaglià, Ecodeco				Line-by-line consolidation
Ecoair S.r.l.	Milan	Euro	10.0	100%	100%	Ecodeco				Line-by-line consolidation
SED S.r.l.	Turin	Euro	1,250.0	50%	50%	Ecodeco				Proportional consolidation
Bergamo Pulita S.r.l.	Bergamo	Euro	10.0	50%	50%	Ecodeco				Proportional consolidation
Bellisolina S.r.l.	Montanaso (LO)	Euro	52.0	50%	50%	Fertilvita				Proportional consolidation
Biotecnica	Varese	Euro	10.0	50%	50%	Ecodeco				Proportional consolidation
Investments in associates										
Presidio Ambiente S.r.l. in liquidation	Bergamo	Euro	153.0		49.90%	Fertilvita			0	Fair value
Old River Ranch S.c.a.r.l.	Reggio Emilia	Euro	40.0		25.00%	Ecodeco			10	Fair value
Tecno Acque Cusio S.r.l.	Omegna	Euro	206.0		25.00%	Cavaglià			244	Equity method
Total investments in associates									**254**	
Investments in other companies										
Tirreno Ambiente S.p.a	azzarà S. Andrea (ME)	Euro	1,032.9		3%	Ecodeco, Cavaglià	-	-	2.5	Fair value
Consorzio Polieco	Rome	Euro	n.d.		0.000%	Ecodeco	-	-	2.5	Fair value
Consorzio Italiano Compostatori	Bologna	Euro	215.3		0.000%	Fertilvita	-	-	3.0	Fair value
Guglionesi Ambiente S.c.r.l.	Guglionesi (MC)	Euro	10.0		1%	Cavaglià	-	-	-	Fair value
Cavaglià Sud S.r.l. in liquidation	Milan	Euro	10.0		1%	Ecodeco	-	-	-	Fair value
Total investments in other companies									**8.0**	

(*) Share capitals are expressed in thousands of euro.

The share capital of System Ecodeco UK is in sterling.

Analysis of the main sectors of activity

RESULTS SECTOR BY SECTOR

In order to provide better disclosure on the business segments in which the AEM Group operates, which are represented according to the "chain" to which they belong.

Electricity

This includes the production and sale of electricity on the free market, as well as the activities involved in the wholesale trading of power.

Gas and Heat

This refers to the production and purchase of gas and those related to its subsequent sale on the market or its use in the Group's thermoelectric power stations. The sector also includes the production and sale of heat in the form of district heating and heat management services.

Networks and Regulated Markets

This includes electricity distribution, the sale of electricity to the captive market, and the gas storage and distribution activities.

Waste & Power

This includes the activities relating to the building, running and transfer to other territorial operators of integrated systems for the disposal of waste by valorising material and energy.

Services

In addition to the previous areas of business, there is also the Corporate sector, which includes the activities of strategy, governance and control of the industrial operations and the centralised services provided to the operating units.

Lastly, the Other Activities area includes the Water Distribution and Treatment activity carried on by the Edison Group through its joint venture IWH.

The following table summarises the results achieved in the first nine months of 2007 by the business segments identified in this way, with comparative figures for the corresponding period of the previous year.

NATIONAL ENERGY SCENARIO

Electricity

In the first nine months of 2007 demand of electricity in Italy amounts to 252.6 TWh, in line with the corresponding period of the previous year. Load coverage was guaranteed 85.9% by domestic production (87.7% in the first nine months of 2006) with the remaining 14.1% being covered by imports (12.3% in the first nine months of 2006).

Compared with the same months of the previous year, the demand trend showed negative growth rates for the first three months of the year, positive for the next three months, then negative again for the third quarter, excluding the month of August.

National electricity output came 83.7% from thermoelectric sources, 13.2% from hydroelectric sources and 3.1% from geothermal and wind power sources.
With respect to the same period of the previous year, there were decreases in output from hydroelectric (-9.9%) and thermoelectric (-1.6%). On the other hand, there was a 1.3% rise in output from geothermal sources and a 25% increase in the wind power production.
Overall national output fell (-2.5%) versus 14.5% growth in the foreign balance.

Gas

In first nine months of 2007, consumption of natural gas reached 58.4 billion cubic metres, 4.9% down on the same period of 2006.

The demand for natural gas showed a reverse trend compared with recent years because of the weather conditions, which were particularly mild in the first few months of the year.
In fact, demand declined by 16.9% in January, by 8.4% in February, by 10.8% in March and by 4.9% in April compared with the same months in 2006. After a series of negative changes in the first four months of the year, monthly domestic consumption showed the first signs of recovery in May and June. This trend has been confirmed in July (+ 1.9%), August (+ 5.4%) and September (+ 3.3%).

MEASURES TO COPE WITH POTENTIAL GAS EMERGENCIES

On August 30, the Ministry for Economic Development signed a decree that requires gas importers, from November 5, 2007, to use the entire inward transport capacity assigned to them, with a view to maximising the availability of gas in preparation for the coming winter. As already foreseen last year, the decree lays down that any failures to use the available capacity will be considered equivalent to unauthorised withdrawals from strategic stocks, subject to a fee that the Authority will establish with a resolution of its own by November 30. The resolution also suspends application of the penalties for injecting more gas than foreseen into the storage facilities. Lastly, it will be possible to suspend the obligations envisaged under the decree if the situation justifies such a move.

In September, there was renewed debate about the self-sufficiency and safety of Italy's gas system and about the risks of an emergency during the next thermal year. Measures were therefore adopted to cope with potential emergency situations. Following the opinion expressed in favour by the Authority with resolution 211/07, on September 11, the Ministry for Economic Development published a decree that defined methods of limiting gas consumption.
In particular, the decree provides for two lines of intervention to be implemented in the event of an emergency: on the one hand, an "effective" contribution, which would grant the possibility of

obligatory interruptions with a minimum of 24 hours' notice for large industrial consumers and, on a voluntary basis, for other large consumers linked directly to the transport network. On the other hand, the decree envisages for all other consumers only an "onerous" contribution towards the mechanism for limiting consumption. It is up to the Authority to define with a resolution of its own the value of the incentives for those who suffer interruptions and of the penalties for those who fail to comply.

ELECTRICITY

The Electricity Division includes the production and sale of electricity on the free market and marketing activities in the wholesale electricity market.

In addition to the activities carried on in this sector by the AEM S.p.A. and by its subsidiaries AEM Trading S.r.l. and AEM Energia S.p.A., it also includes the AEM Group's portion of the activities carried on by Edipower S.p.A. and the Electricity sector of the TdE/Edison Group (Delmi Group).

The companies or activities represented by this segment involve:

AEM S.p.A. and its subsidiaries

- **Production Division of AEM S.p.A.** This is the division of the Parent Company that looks after the technical side of the thermoelectric and hydroelectric plants owned by AEM S.p.A. The dispatching of the energy produced by these power plants has been delegated to the subsidiary AEM Trading S.r.l. on the basis of specific contracts which govern their respective roles and responsibilities from an economic and legal point of view. Under these agreements, the Production Division of AEM S.p.A. took on responsibility for managing the generation facilities from a technical point of view, guaranteeing the production of electricity on the basis of the dispatching plans drawn up by AEM Trading S.r.l.. AEM Trading S.r.l., on the other hand, has been delegated responsibility for buying the fuel needed for thermoelectric production and for selling the electricity produced on the market.

- **Electricity Division of AEM Trading S.r.l.** AEM Trading S.r.l. operates on the wholesale electricity markets. It is also involved in energy portfolio management for the entire AEM Group. The company has contracts for use of the production capacity installed at the power plants of AEM S.p.A. and Edipower S.p.A., for which it directly handles fuel procurement. It operates directly on the markets organised by Gestore del Mercato S.p.A. (IPEX) and trades in electricity through bilateral contracts with other operators, and purchases and sells on foreign markets. As part of its portfolio management activity, AEM Trading S.r.l. is also responsible for meeting AEM Energia S.p.A.'s electricity and natural gas requirements.

- **Electricity Division of AEM Energia S.p.A.** This company sells electricity to eligible customers.

Companies consolidated on a proportional basis

- **Edipower S.p.A.** This company, which is consolidated 20% on a proportional basis directly by AEM S.p.A., owns thermoelectric and hydroelectric plants for electricity generation. Edipower S.p.A. has signed agreements with the operating partners for the dispatching of the electricity produced by its own plants. Under these contracts, the company exclusively looks after the technical side of the plants, guaranteeing production on the basis of dispatching plans agreed with the operating partners. For AEM, these agreements were signed by AEM Trading S.r.l.

- **Electricity Division of the TdE Group/Edison (Delmi Group).** The results of the TdE/Edison Group's Electricity Division have been proportionally consolidated at 50%. They include the electricity production and sale activities carried on by Edison S.p.A. and its subsidiaries, and the results of Edipower S.p.A., proportionally consolidated at 50% by Edison S.p.A.

Regulatory and tariff framework

PRODUCTION DIVISION

Emissions trading

In accordance with EU Directive 2003/87/CE, the Member States have to take steps to ensure that no plant that involves CO_2 emissions is still in operation from January 1, 2005 onwards, unless the manager has an authorisation from the competent authority that contains an obligation to return rights or quotas for issuing a metric ton of CO_2 to the extent that such emissions are effectively released into the atmosphere during each calendar year.

The incorporation of Directives 2003/87/EC and 2004/101/EC only took place with Decree 216 of April 4, 2006 after the EU Commission had penalised Italy for being overdue.

On February 23, 2006 the European Union officially approved Italy's National Plan for the assignment of CO_2 emission quotas for the period 2005-2007, so-called Phase I. As a result, the Environment Ministry issued a decree on the "Assignment and release of CO_2 quotas for the period 2005-2007" by sector and by plant, which regulates the transfer, restitution and cancellation of the quotas.

In the first half of December 2006, the technicians of the Environment and Economic Development Ministries finalised the National Emissions Allocation Plan for the period 2008-2012, the so-called Phase II.

On May 15, 2007, the European Commission accepted Italy's National Plan for Phase II, on condition that changes are made to it, including a reduction in the total quantity of emission quotas proposed. The authorised annual assignment of emission quotas amounts to 195.8 million tonnes of CO_2, 6.3% less than what Italy proposed, whereas the use of so-called "flexible mechanisms" (CERs-ERUs) will not be able to exceed 14.99% of the quantity assigned.

Following this decision, the National Committee for the management and implementation of Directive 2003/87/CE approved resolution 25/2007, which specifies the field of application of Legislative Decree no. 216/2006 for the period 2008-2012 in accordance with the requirements of the European Commission decided on May 15, 2007. The various Ministries are now expected to formalise the Plan for assignment of the issue quotas for the five years from 2008 to 2012 resulting from the Commission's request for amendments.

Green certificates

Pursuant to art. 11 of Decree 79/99, as amended by art. 4 para. 1 of Decree 387/2003, all entities that produce or import energy into Italy have to inject into the network a certain percentage of energy from renewable sources calculated on the basis of the energy produced and imported during the previous year. This obligation can also be satisfied by March 31 of the following year by trading Green Certificates issued for energy produced by plants using renewable sources that have been certified IAFR by GSE.

GSE can also issue Green Certificates to itself (for the energy produced by CIP6 plants and sold on the market) to allow operators to meet their obligations.

Provisions concerning CIP 6 energy

After consultation, with resolution 249/06 the Authority updated the CEC (avoided fuel cost) component of the selling price of energy produced by plants that operate under the CIP 6/92 regime, as an advance for 2007. In particular, the Authority has said that the CEC ought to reflect market prices for natural gas in Italy as much as possible.
The final update of the CEC component for 2007 will be dealt with in a later provision.
With a series of sentences issued on May 9, 2007, the Lombardy TAR also accepted the appeals lodged by various companies against resolution 249/06, ordering its cancellation.
As a result of this decision, at the end of September the Electricity Sector Equalisation Fund published on its own website the selling prices of electricity produced by CIP6 plants, calculated according to the methods laid down in resolution 81/99, which are higher than those foreseen in the Authority's decision which was cancelled by the TAR. This means that producers can now bill the difference between these prices and those applied under resolution 249/06. It has to be said, though, that the litigation regarding these prices, which has seen the Authority appealing to the Council of State against the TAR's sentence, is still pending.

Incentives for photovoltaic systems

Implementing the provisions contained in the ministerial decrees of July 28, 2005, February 6, 2006 and February 19, 2007 on incentives for the production of electricity by means of photovoltaic conversion of solar power, with provisions 188/05 and 90/07 the Authority regulated how GSE is to pay the energy account incentives to owners of FV systems in proportion to the energy that they produce. With resolution 90/07 the Authority defined the rules which will allow the start-up of the new energy account that provides incentives for electricity produced by FV systems.

TRADING OF ELECTRICITY

Dispatching

From May 1, 2007, the conditions for the provision of the electricity dispatching service were laid down in resolution 111/2006, which replaces resolution 168/03, in order to permit the development of forward trading in electricity,

With measure 122/07 the Authority resolved to make available to Terna for dispatching some additional interruptible resources compared with those already assigned for 2007 with the previous measure. This was to help it meet the need in 2007 and subsequent years for 1000 MW of instantly interruptible resources, in addition to those already guaranteed by AEEG with resolution 289/06, given the critical state of the power system and the weather forecasts for the summer.

With resolution 130/07 the Authority approves Terna's proposal for technical, economic and procedural methods to conclude forward contracts for the procurement of dispatching resources pursuant to art. 60.6, of resolution. 111/06.
The proposal is approved providing Terna brings certain aspects of the methods defined into line with the criteria laid down for this purpose in Art. 60.2 of measure no. 111/06.
In particular, AEEG mentions two objectives: minimising the costs and maximising the income deriving from the procurement of dispatching resources, and offering a transparent signal of the economic value of the resources needed for the power system, differentiating it on the basis of the different performances that each resource renders to the system.

With resolution 184/07, the Authority also decided to grant Terna the possibility of stipulating forward contracts for the supply of electricity with entities that have available energy imported from abroad to procure resources for the dispatching service in accordance with the principles of transparency, neutrality and non-discrimination, to permit continuity of service at times when the national system is subject to critical conditions.

With resolution 314/06 (confirmed for the whole 2007 with resolution 73/07), the Authority continued its gradual approach to the method of calculating the effective balancing fees for non-relevant consumption units foreseen once the system is up to speed by article 32 of resolution 168/03, reducing for 2007 the threshold under which mismatches are valued at the market price of the day before (PUN) from 7% to 3%.

With resolution 175/07 the Authority amended and integrated the provisions of Attachment A to resolution 48/04, which remained valid following the introduction of resolution 168/03 only for this section, concerning the adequacy of the production capacity of the national power system.
These instructions were adopted in implementation of art. 5 of Decree 379/03, which established that the Authority was to define the remuneration of this capacity for a transitional period starting on March 1, 2004 and ending on the date that the new system was fully up and running.
With resolution 175/07, the Authority also confirmed for 2007 the transitional mechanism applied in previous years.

The functioning of the Power Exchange

On April 1, 2004 the Italian Electricity Market (or "Power Exchange") became definitively operative. The active participation in the Power Exchange on the part of buyers was possible from January 1, 2005.

The Power Exchange, which is organised and run by Gestore del Mercato Elettrico S.p.A. ("GME"), is a non-obligatory market: taking part in market sessions (the "day-ahead market" and the "adjustment market") is voluntary, as producers can sell power through physical bilateral contract stipulated outside the Exchange.
The only constraint on participation, which affects all plants (both those that direct their output to the Power Exchange and those that have stipulated bilateral contracts), concerns the market for dispatching services; participation in this market is obligatory for production units that are authorised to provide dispatching services (whether planned or in real time, i.e. when executing balancing orders on the request of Terna).

Provisions concerning imports

With resolution 288/06, in implementation of the decree issued by the Minister of Economic Development on December 15, 2006, the Authority established the methods and conditions for the management of import and export congestion on the interconnection network with other countries for 2007.
The measure adopted by the Authority for 2007 envisages that the assignment of transport capacity will be performed by joint procedures on the part of the network managers concerned for all frontiers between countries belonging to the European Union (with the exception of Switzerland and Slovenia).
The allocation mechanism chosen is that of explicit auctions that are held on an annual, monthly and daily basis; the portion of the auction proceeds that are paid to Terna goes to the complete benefit of the Italian end-customers (in terms of lower dispatching charges) in proportion to the amounts consumed, which is in line with the Regulations 1228/2003EC of the European Parliament and Council.
The decree of December 15, 2006 confirms the provisions of the decree issued on December 23, 2005 by Ministry of Productive Activities for selling electricity imported by ENEL S.p.A. to Acquirente Unico S.p.A. under long-term contracts (66 euro/MWh), even if it foresees an update of the price based on the price index as per art. 5 of the MPA Decree of December 19 2003. Note, however, that the capacity reserve has been maintained only for the long-term contract for imports from Switzerland (600 MW), whereas no reserve was granted for the contract with France.

On December 27 and 28, 2006 the Sole Buyer published the results of the import auctions for 2007.

With resolution 193/07, the Authority adopted provisions for the period September - December 2007 concerning the management of import and export congestion on the interconnection network with Slovenia.
The Authority expects that the allocation of the capacity available on the Slovenian border for this period will take place by means of a joint assignment based on the rules agreed between Terna and the Slovenian network manager.

Provisions concerning sales to the Sole Buyer of energy destined for the captive market and the assignment of CCC

As regards the base load and peak load CCC allocations (hedging against the risk of volatility of the fee for allocation of transport capacity) for 2007, AEM Trading was assigned base load CCC on both an annual and a monthly basis for the North and Sicily zones, and peak load for the North zones.
AEM Trading also takes part in Terna's tenders for the assignment of CCCs on a monthly basis.

In November and December 2006, the Sole Buyer held auctions for the stipulation of electricity trading contracts and of two-way base load differential contracts for 2007. AEM Trading was assigned 1 MW at the auction held on November 30, 2006.

Article 10.3 of EC Law 2006 – Law 13 of February 6, 2007, makes it possible to take out derivative contracts on hydroelectric power in cases where the counterparties are both market operators. This activity is therefore no longer restricted to financial intermediaries. The rule has also been maintained that trading has to take place on regulated markets.
At the meeting held on August 30, the Council of Ministers approved the decree that introduces into Italian law the Market in Financial Instruments Directive - MIFID (Directive 2004/39/CE); as regards energy derivatives, it gives supervisory duties to both CONSOB and the Authority for Electricity and Gas, outlining their respective areas of responsibility.

Other measures

With resolution 191/07, the Authority closed the formal investigation of AEM Trading commenced with resolution 186/06, which involved a potential fine for violation of art. 4.7 of resolution 50/05 on the communication by market operators to GME (Gestore del Mercato Elettrico, the Manager of the Power Exchange) of the information needed for GME to evaluate whether there is a relationship of control or association between operators. The Authority concluded that it had not found any element suggesting that AEM Trading was at fault and therefore did not inflict any fine.

SALE OF ELECTRICITY

With a view to guaranteeing broader awareness of the range of sellers on the part of customers with lower negotiating leverage, the Authority created a list of sellers that serve or intend to serve low voltage end-customers on the free market. This was done with resolution 134/07, applicable from July 1.

Being on the list, which sellers can do voluntarily, certifies that they have the requisites, i.e. corporate status with a certain financial capacity and capital solidity.

Measures regarding the allocation of CIP 6 electricity to the market

As regards the allocation of CIP 6 electricity for 2007, with a decree of December 14, 2006 the Ministry of Productive Activities established an allocation price of 64 euro/MWh for the first quarter of 2007; this price was then updated during the year in accordance with the instructions issued by the Authority for Electricity and Gas depending on the quarterly changes in the price index as per art. 5 of the Ministry of Productive Activities's decree of December 19, 2003.
With resolution 82/07 the Authority decided on how these adjustments were to be made, linking the selling price trend to the average PUN calculated on a quarterly basis, with reference to the last quarter of 2006 and the quarter of 2007 prior to the update period.
With a communiqué on December 15, 2006, GSE announced that the total quantity of electricity to be assigned for 2007 amounted to 5,400 MW, of which 35% is reserved for the Sole Buyer, while the rest is to be assigned to free market customers.

Quantitative data

3rd Qtr. 07	3rd Qtr. 06	GWh	09.30.07	09.30.06	Change	% 07/06
		SOURCES				
		AEM				
2,505	**2,497**	**Net production**	**7,165**	**7,554**	**(389)**	***-5.1%***
836	848	. Thermoelectric	2,440	2,518	(78)	*-3.1%*
457	483	. Hydroelectric	1,197	1,258	(61)	*-4.8%*
1,212	1,166	. From Edipower plants	3,528	3,778	(250)	*-6.6%*
2,476	416	Purchases from other producers (1)	5,903	1,280	4,623	*361.2%*
4,981	2,913	Total AEM sources	13,068	8,834	4,234	*47.9%*
		TdE/Edison				
6,617	**6,410**	**Net production**	**19,691**	**18,594**	**1,097**	***5.9%***
4,553	4,364	. Thermoelectric	13,886	12,446	1,440	*11.6%*
489	538	. Hydroelectric	1,199	1,218	(19)	*-1.6%*
64	52	. Wind power	194	176	18	*10.2%*
1,511	1,456	. From Edipower plants	4,412	4,754	(342)	*-7.2%*
1,316	1,513	Purchases and exchanges from other producers	3,785	4,555	(770)	*-16.9%*
7,933	7,923	Total Edison sources	23,476	23,149	327	*1.4%*
12,914	**10,836**	**TOTAL SOURCES**	**36,544**	**31,983**	**4,561**	***14.3%***
		APPLICATIONS				
		AEM				
2,543	1,368	Sales to eligible customers and wholesalers	7,341	4,069	3,272	*80.4%*
2,419	1,536	Sales on the Power Exchange	5,622	4,705	917	*19.5%*
19	9	Export	105	60	45	*75.0%*
4,981	2,913	Total AEM uses	13,068	8,834	4,234	*47.9%*
		TdE/Edison				
4,061	4,688	Sales to eligible customers and wholesalers	11,781	14,115	(2,334)	*-16.5%*
1,541	946	Sales on the Power Exchange	4,831	2,096	2,735	*130.5%*
2,316	2,283	CIP-6 dedicated production	6,849	6,907	(58)	*-0.8%*
15	6	Export	15	31	(16)	*-51.6%*
7,933	7,923	Total Edison uses	23,476	23,149	327	*1.4%*
12,914	**10,836**	**TOTAL USES**	**36,544**	**31,983**	**4,561**	***14.3%***

(1) Excludes purchases by the Sole Buyer for the captive market

In the first nine months of 2007, the Group's total electricity output came to 26,856 GWh, to which has to be added purchases of 9,688 GWh, for a total availability of 36,544 GWh.

The availability of electricity was allocated as follows: 19,122 GWh for sale to eligible end-customers, wholesalers and traders, 10,453 GWh for sale on the Power Exchange, 6,849 GWh for sale to GRTN relating to Edison CIP-6 production plant and 120 GWh for sales abroad.

AEM

Thermoelectric and hydroelectric power generation of AEM stations, amounting to 2,440 GWh and 1,197 GWh respectively, was slightly down on the same period last year (-3.7%). As far as thermoelectric production is concerned, this decrease was due to the different strategy adopted by the Power Exchange for supplies on the primary and secondary markets, the latter being more interested compared with the same period in 2006, the purpose being to maximise the profitability of the Group's overall production facilities; for hydroelectric output, on the other hand, the decrease was brought about by the fact that the Premadio plants were not available during the last quarter of 2006 and the first quarter of 2007. The lower production of Edipower's plants is due to the fact that its oil-fired plants were maximised during the first quarter of 2006 to cope with the "gas emergency".
Purchases on the Exchange and from third parties came to 5,903 GWh, which was more than in the same period last year. Purchases on IPEX, amounting to 3,216 GWh (285 GWh in 2006), were the main source of supply, followed by imports for 1,128 GWh (166 GWh in 2006) and purchases, including withdrawals for negative balancing, from other national operators for 394 GWh (415 GWh in 2006). Lastly, purchases also include 1,165 GWh of power purchased on foreign markets for resale on those same markets (414 GWh in 2006).

Sales on the Power Exchange in the first nine months of 2007 rose by 19.5% compared with the same period last year, and direct sales to eligible end-customers and wholesalers, including sales on foreign markets, went up by 80.4%.

TdE/Edison (Delmi Group)

Net Group output has gone up by 5.9%, compared with the same period last year. It has benefited principally from the increase in thermoelectric output (+11.6%), substantially attributable to the entry into service of the Torviscosa plant. Hydroelectric output, on the other hand, declined during the period under review by 1.6%, whereas wind power production increased by 10.2%.
Compared with the first nine months of the previous year, Edipower's production fell by 7.2%, for the reasons explained above.
As part of the source optimisation strategy, these higher outputs made it possible to reduce purchases by 16.9%.

At September 30, 2007 sales of electricity amounted to 23,476 GWh (23,149 GWh in the first nine months of 2006). In particular, there was an increase in sales on non-regulated markets, against which there was a reduction in CIP6/92 sales.

Significant events during the period

- In May 2007 Edison's Board of Directors approved an investment of around 250 million euro for the construction of a 400 MW combined-cycle thermoelectric plant at Thisvi, in the centre of Greece. This project, which has already obtained an installation licence from the Greek authorities, will be carried out in partnership (65% Edison) with Hellenic Energy & Development and Viohalco, both local energy development companies;

- On July 11, 2007 the Board of Directors of Edison S.p.A. approved the signing of a Memorandum of Agreement between Edison and Hellenic Petroleum, for the creation of a 50/50 joint venture in the electricity sector in Greece. The joint venture will include T-Power, the subsidiary of Hellenic Petroleum, and the projects already started up by Edison at Thisvi and Astakos for a total of 1,400 MW.

Income statement figures

3rd Qtr. 07	*3rd Qtr. 06*	*Change*	*Millions of euro*	*09.30.07*	*09.30.06*	*Change*
	Restated				*Restated*	
1,263	1,132	131	Revenues from sales	3,588	3,347	241
279	263	16	Gross profit from operations	755	765	(10)
22.1%	*23.2%*		*% of Revenues from sales*	*21.0%*	*22.9%*	
(102)	(94)	(8)	Depreciation, amortisation and provisions	(299)	(290)	(9)
177	169	8	Profit from operations	456	475	(19)
14.0%	*14.9%*		*% of Revenues from sales*	*12.7%*	*14.2%*	
36	78	(42)	Capital expenditure	114	204	(90)

In the first nine months of 2007, considering AEM's share of the TdE/Edison Group (Delmi Group), the revenues of the Electricity sector came to 3,588 million euro, with a gross profit from operations of 755 million euro, which after depreciation, amortisation and provisions of 299 million euro, led to a profit from operations of 456 million euro.

The following table shows the contribution made to this division by AEM S.p.A., its subsidiaries and the companies consolidated on a proportional basis:

Millions of euro	AEM		Edipower		TdE/Edison		Eliminations		ELECTRICITY	
	09.30.07	*09.30.06 Restated*	*09.30.07*	*09.30.06 Restated*	*09.30.07*	*09.30.06 Restated*	*09.30.07*	*09.30.06 Restated*	*09.30.07*	*09.30.06 Restated*
Revenues from sales	1,086	812	168	208	2,515	2,538	(181)	(211)	3,588	3,347
Gross profit from operations	215	255	58	69	482	441			755	765
% of Revenues from sales	*19.8%*	*31.4%*	*34.5%*	*33.2%*	*19.2%*	*17.4%*			*21.0%*	*22.9%*
Depreciation, amortisation and provisions	(30)	(27)	(41)	(41)	(228)	(222)			(299)	(290)
Profit from operations	185	228	17	28	254	219			456	475
% of Revenues from sales	*17.0%*	*28.1%*	*10.1%*	*13.5%*	*10.1%*	*8.6%*			*12.7%*	*14.2%*
Capital expenditure	14	32	15	27	85	145			114	204

AEM

Revenues from sales of electricity amounted to 1,086 million euro, up 33.7% on the same period last year. This trend is mainly due to the higher quantities of electricity sold compared with the first nine of 2006 (+4,234 GWh).

The gross profit from operations amounted to 215 million euro (255 million euro at September 30, 2006).

The positive result achieved in the third quarter of the year (+14 million euro) made it possible to limit the fall in profitability of the electricity area in the first half of 2007, compared with the same period of 2006. There was also a decline in hourly energy prices, following the contraction in national demand in the first few months of the year, and greater competition on the IPEX platform

Depreciation, amortisation and provisions amount to 30 million euro, in line with of September 30, 2006.

As a result of these changes, the profit from operations passed from 228 million euro in 2006 to 185 million euro in 2007.

Capital expenditure amounted to 14 million euro in the period under review and concerned: for 10 million euro, the hydroelectric plants, and more specifically the completion of the Group 3 generator at the Grosio plant and of the Group 2 at the Premadio plant, the completion of the San Giacomo dam, and for 4 million euro the thermoelectric power plants (Group 5 and 6 at the Cassano d'Adda power station).

Edipower

The total volume of electricity produced by Edipower amounted to 3,528 GWh, for a decrease of 6.6% compared with the same period of last year.
At September 30 2007, revenues declined by 19.2% compared with the same period of last year. In fact, production by oil-fired plants was maximised during the first half of 2006 to cope with the "gas emergency".

Gross profit from operations amounted to 58 million euro, 15.9% lower compared with September 30, 2006, mainly because of non-recurring items last year.

Net of depreciation, amortisation and provisions of 41 million euro charged during the period, profit from operations comes to 17 million euro, (28 million euro booked in the first nine months of 2006).

Edipower's capital expenditure during the period amounted to 15 million euro and related to the continuation of construction work on the new 800 MW combined cycle unit at the Turbigo thermoelectric plant near Milan, landscaping of the San Filippo plant near Messina and repowering work at the Mese Power Station near Sondrio.

TdE/Edison (Delmi Group)

In the first nine months of 2007 revenues from sales came to 2,515 million euro, a decrease of 0.9% compared with the same period last year.

Gross profit from operations comes to 482 million euro, 41 million euro more than at September 30, 2006 (441 million euro).

The increase in the gross profit from operations is attributable mainly to optimisation of the sales channels on unregulated markets and to the higher availability of sources thanks to higher installed capacity (at the Torviscosa and Altomonte plants). This increase more than offsets the decline in profitability of the CIP6/92 segment due to the loss of incentives and the presence in the third quarter 2006 of the non-recurring rebate for reintegration of the green certificate charges incurred by the CIP6/92 plants for the years 2003-2005, based on resolution 113/06.

The profit from operations, after depreciation, amortisation and provisions of 228 million euro, came to 254 million euro (219 million euro at September 30, 2006).

During the period, the share of capital expenditure pertaining to the AEM Group was 85 million euro (including the share pertaining to TdE/Edison of Edipower's capital expenditure, amounting to 19 million euro) and concerned, in the thermoelectric field, ongoing investment in the Simeri Crichi (CZ) plant and on repowering the Turbigo (MI) plant.

GAS AND HEAT

The Gas and Heat segment includes the various activities involved in the production and purchase of gas and its subsequent sale on the market or its utilisation in the Group thermoelectric power stations. It also includes the production and sale of heat in the form of district heating and heat management services.

In addition to the activities carried out in this sector by the subsidiaries of AEM S.p.A. (AEM Trading S.r.l., AEM Energia S.p.A., AEM Gas S.p.A. and AEM Calore & Servizi S.p.A.), it also includes, for the portion pertaining to the AEM Group, the activities carried on in the Hydrocarbons segment by TdE/Edison Group (Delmi Group) and Plurigas S.p.A.

The companies or activities represented by this segment involve:

AEM S.p.A. and its subsidiaries

- **Gas Division of AEM Trading S.r.l.** It handles the purchases of gas that AEM Energia S.p.A. needs for resale. It also handles the purchases of fuel needed to cover the requirements of the thermoelectric plants of AEM S.p.A. and Edipower S.p.A., for which it looks after the dispatching of the electricity produced, the costs of which are recorded by the electricity chain.

- **Gas Division of AEM Energia S.p.A.** It sells gas to end-customers.

- **Heat Division of AEM Gas S.p.A.** It is the owner of the cogeneration plants at Tecnocity and Famagosta (districts of the city of Milan), heating plants and the district heating networks connected with these plants. The cogeneration plants are under contract to AEM Trading S.r.l. which has the right to use their production capacity in exchange for an annual fee. The district heating networks and heating plants are under contract to AEM Calore & Servizi S.p.A.

- **AEM Calore & Servizi S.p.A.** It is involved in selling heat through the district heating networks owned by AEM Gas S.p.A. and in heat management services.

Companies consolidated on a proportional basis

- **The Hydrocarbons Division of the TdE/Edison Group (Delmi Group).** The results of the Hydrocarbons Division of the TdE/Edison Group (Delmi Group) have been proportionally consolidated at 50% and include the gas production, procurement and sale activities carried on by Edison S.p.A. and its subsidiaries. Compared with the figures for the Hydrocarbons Division shown in the consolidated financial statements of the TdE/Edison Group (Delmi Group), these figures exclude the distribution and storage activities carried on by Edison DG S.p.A. and Edison Stoccaggio S.p.A., respectively, which have been included in the Networks and Regulated Markets segment..

- **Plurigas S.p.A.** The company, which is proportionally consolidated at 40% by AEM S.p.A., operates in the wholesale natural gas market, stipulating purchase contracts mainly to cover the needs of its shareholders (AEM S.p.A., IRIDE S.p.A. and ASM Brescia S.p.A.). The company provides shipping services and also sells gas to wholesalers and large end-users.

Regulatory and tariff framework

GAS TRADING

In order to boost trading on the national market for natural gas, Decree 7 of January 31, 2007 (converted into Law 240 of April 2, 2007) established that the authorisations for the import of gas issued by the Ministry for Economic were subject to an obligation to offer a portion of the imported gas, as defined by the Ministry, on the regulated capacity market (the virtual point of exchange).
This decree also lays down that concession holders for the development of national gas deposits have to sell the product of this development on the same regulated capacity market.
To this end, the Authority passed Regulation 56/07 to initiate a process that will define the methods of complying with the obligation to offer gas on the regulated capacity and gas market, also with a view to developing this market.

SALE OF GAS TO END-CUSTOMERS

Tariff regime

In the conviction that the market is still not mature enough to guarantee competitive conditions that would permit consumers a sufficiently wide choice of trading offers from which to choose the most advantageous, the Authority laid down that when quoting their own economic conditions, companies selling gas will also have to quote the price calculated according to the criteria set by the Authority with resolution 138/03.

The final price offered is made up of the following components: distribution, transport and storage, a variable fee for wholesale sales and a variable fee for retail sales. There will also be a compensation system to ensure that the effects of applying the new economic conditions in areas with low average annual consumption will have a gradual impact over time. Resolution 206/06 provides for a gradual removal of this mechanism.

With resolution 31/06, the Authority considered that there were not the conditions for changing or revoking the regulatory protection mechanism relating to the price that gas sellers have to offer in accordance with resolution 207/02. With resolution 134/06, from October 1, 2006, the area of tariff protection was limited to residential customers with consumption of less than 200,000 cm/year.

With resolution 240/07, the Authority introduced, from October 1, 2007, an 11.69% increase in the retail sale element (QVD) of the price for supplies under resolution 138/03. This is designed exclusively to recognise further costs incurred by operators deriving from changes in the regulatory framework. A review of the tariff breakdown, on the other hand, has been postponed to a future resolution.

With resolution 248/04, the Authority made a number of amendments to the methods of updating the raw material element of the economic conditions for the supply of gas, which included an obligation to include a protection clause in wholesale contracts. The appeals filed by numerous operators to the Lombardy TAR were accepted, with the consequent annulment of resolution 248/04.
The Council of State announced its judgement on March 21, 2006 only with reference to the appeal filed by Hear Trading, accepting the Authority's appeal and rejecting the sentence passed by the Lombardy TAR that cancelled resolution 248/04.
As regards the other appeals, on the other hand, at the hearing on June 6 2006 the Council of State adjourned discussion about the merit of the appeal sentences as it felt it was first necessary to know the decisions of the Plenary Meeting on the questions relating to the admissibility of third-party interventions and oppositions in judgements relating to certain appeals.

A Plenary Meeting of the Council of State met on November 13, 2006 and declared inadmissible, due to formal errors, the appeals by the Authority against the sentences passed by the Lombardy TAR cancelling resolution 248/04 on the request of Gas della Concordia and Anigas.
At the hearing on June 26, 2007, the Council of State therefore declared that all of the Authority's appeals against the sentences with which the TAR had annulled resolution 248/04 were to be thrown out of court..

In light of these events and taking note of the scenario that has come about on international markets, the Authority passed resolution 134/06 which revised the mechanisms for updating the elements to cover the purchase cost of gas laid down in resolution 248/04, starting on July 1, 2006. In particular:

- the threshold of the It index was reduced from 5% to 2.5%, making the update mechanism more sensitive to changes in the price of energy materials and to give a more accurate price signal to end-users;
- another level was added to the safeguard clause: changes in the Bt index over 60$/barrel will be reflected 95% in updated prices;
- an upward "step" was introduced in the value of the QE component to cover raw material costs;
- it was reiterated that wholesalers were obliged to renegotiate procurement contracts in accordance with the criteria updating resolution. 248/04;
- from October 1, 2006, the protection provided by resolution 138/03 is restricted to domestic customers with a consumption of less than 200,000 m3/year.

To resolve the uncertainty caused by the dispute over application of resolution 248/04 the Authority, with resolution 79/07, redefined the economic conditions for the supply of gas for the period January 2005 - June 2006.
In particular:

- for 2005, updates of the economic conditions for the supply of gas laid down in resolution 195/02, in force prior to the issuance of resolution 248/04;
- for first half 2006, the quarterly update resolutions (nos. 298/05 and 63/06) have been confirmed, based on the criteria in resolution 248/04;
- from June 1, 2006, resolution 134/06 remains valid;
- there is an obligation to renegotiate natural gas wholesale purchase contracts stipulated after January 1, 2005 and outstanding during the period January 1, 2006 - June 30, 2006, in line with the values defined in the resolution. Sales operators that have complied with these obligations are recognised an amount equal to the corresponding volumes consumed by customers times 50% of the difference that comes from applying the values calculated according to resolution 195/02 rather than those laid down in resolution 79/07, for the period January 1, 2006 - June 30 2006. With resolution 101/07, the deadline for renegotiation was set at June 4, 2007. Pursuant to the same resolution, AEM Energia certified to the Authority that it had complied with this obligation.

Quantitative data

3rd Qtr. 07	3rd Qtr. 06	(millions of m3)	09.30.07	09.30.06	Change	% 07/06
		SOURCES				
		AEM (1)				
		Purchases *				
59	50	. From Plurigas	564	648	(84)	-13.0%
10	13	. From third parties	36	43	(7)	-16.3%
69	63	Total AEM sources	600	691	(91)	-13.2%
		TdE/Edison				
117	**129**	**Net production**	**353**	**420**	**(67)**	**-16.0%**
86	91	. Italy	257	274	(17)	-6.2%
31	38	. Abroad	96	146	(50)	-34.2%
1,334	1,269	Purchases *	4,503	4,577	(74)	-1.6%
1,451	1,398	Total Edison sources	4,856	4,997	(141)	-2.8%
1,520	**1,461**	**TOTAL SOURCES**	**5,456**	**5,688**	**(232)**	**-4.1%**
		APPLICATIONS				
		AEM (1)				
59	51	Sales to end-customers	564	648	(84)	-13.0%
10	13	Wholesale	36	43	(7)	-16.3%
69	64	Total AEM uses	600	691	(91)	-13.2%
		TdE/Edison				
326	338	Sales to end-customers	1,492	1,939	(447)	-23.1%
1,125	1,060	Sales to thermoelectric plants	3,364	3,058	306	10.0%
1,451	1,398	Total Edison uses	4,856	4,997	(141)	-2.8%
1,520	**1,462**	**TOTAL USES**	**5,456**	**5,688**	**(232)**	**-4.1%**

** net of losses*

(1) The AEM figure does not include purchases of gas for thermoelectric plants allocated directly to the Electricity chain.

In the first nine months of 2007, the total quantity of gas available for the AEM Group came to 5,456 million cubic metres, including 353 million cubic metres produced by Edison, both in Italy and abroad.

The available gas was allocated as follows: 2,092 million cubic metres for sales to end-customers and wholesale deliveries and 3,364 million cubic metres for sale to the TdE/Edison Group's thermoelectric power plants.

AEM

The total volumes sold by AEM S.p.A. and its subsidiaries in the first nine months of 2007 amounted to 600million cubic metres, a decrease of 13.2% compared with the same period of the previous year. This trend is mainly attributable to the fact that the weather in the early part of the year was extremely mild, which heavily influenced the consumption of gas used for heating purposes. For the same reasons, heat volumes also fell, going from 289 thermal GWh in first nine months of 2006 to 242 thermal GWh in the same period under review.

As regards quantitative data, the cogeneration plants owned by AEM Gas S.p.A. produced 39 GWh of electricity (61 GWh at September 30, 2006).

TdE/Edison (Delmi Group)

Net gas production by the Group came to 353 million cubic metres, a decrease of 16% compared with the of September 30, 2006. This trend was due partly to the reduction in national output because of the natural decline of the gas deposits, and partly to technical problems at the Rosetta gas fields in Egypt..

The procurement activity during the period registered a 31.3% decrease in gas imports compared with the first nine months of 2006, versus a 52.4% increase in national purchases. The replacement of imported sources with spot purchases was justified by the fact that the latter cost considerably less, especially in the third quarter.
Total volumes sold, which amounted to 4,856 million cubic metres, show a reduction of 2.8% compared with first nine months of 2006 because of the mild climate. In particular, sales for civil and industrial uses are 23.1% down, whereas sales for thermoelectric uses are 10% up because of the higher thermoelectric output by Edison's plants.

Significant events during the period

The main events during the period affecting the Gas and Heat sector included the following:

- Continuation of works on the Canavese cogeneration plant in Milan, the first step in the "Unified project for the development of a heat pump for urban district heating". In particular, assembly of the first heat pump is currently nearing completion. The district heating service will commence from thermal season 2007-2008. The plant will be fully operative by the 2008-2009 thermal season with output of around 75 MWt.

- In January 2007, Edison announced that it had signed an Intergovernment Agreement between Italy and Greece for the construction of the IGI Italy-Greece Natural Gas Pipeline between the two countries. The IGI gas pipeline, which is to be built by Edison and Depa, will be connected to the Turkish network, thus making it possible for Italy and other EU countries to import 8 billion cubic

metres of natural gas per year from the Caspian Sea and the Middle East. On the basis of the agreements between the two companies, 80% of the transport capacity will be reserved for Edison, while the other 20% will be for Depa.

- In February 2007, through its subsidiary Edison International S.p.A., Edison S.p.A. was awarded 5 new hydrocarbon exploration licences in the Norwegian Continental Platform by the Oil and Energy Ministry of Norway. In particular, the company acquired three licences in the North Sea and two in the Sea of Norway. Edison will be present in these blocks with quotas that vary from 50% to 15%, in joint venture with important international operators.

- In February 2007, Edison, through its subsidiary Edison International, and Petrobras, Brazil's national hydrocarbons company, signed an agreement under which Petrobras will work alongside Edison in the exploration of the Rufisque Offshore Profond block off the Senegal shore.

- In March 2007 Edison announced the inauguration in Qatar of the liquefaction plant for the natural gas that is to be regassified for Edison at the "Adriatic LNG" terminal, which will be installed in the Adriatic Sea off the shore of Porto Levante (RO) with a total capacity of 8 billion cubic metres per year Under these agreements, Qatar will supply Edison 6.4 billion cubic metres of gas per year for 25 years.

- On July 26, 2007, the Italian Minister for Economic Development, the Greek Minister of Development and the Turkish Minister of Energy and Natural Resources signed an Intergovernmental Agreement for a development of a system of gas pipelines for the importation of natural gas from the Caspian Basin and the Middle East through Turkey and Greece. With this formal document, the three governments recognise the strategic value of the gas transit corridor and undertake to support the activity of the industrial enterprises involved in building the infrastructure (Italy's Edison, Greece's Depa and Desfa, and Turkey's Botas), in order to accelerate the construction time and do everything possible for it to be inaugurated by the end of 2012.

Income statement figures

3rd Qtr. 07	*3rd Qtr. 06 Restated*	*Change*	*Millions of euro*	*09.30.07*	*09.30.06 Restated*	*Change*
469	502	(33)	Revenues from sales	1,775	1,932	(157)
25	52	(27)	Gross profit from operations	206	187	19
5.3%	*10.4%*		*% of Revenues from sales*	*11.6%*	*9.7%*	
(32)	(21)	(11)	Depreciation, amortisation and provisions	(75)	(77)	2
(7)	31	(38)	Profit from operations	131	110	21
-1.5%	*6.2%*		*% of Revenues from sales*	*7.4%*	*5.7%*	
35	22	13	Capital expenditure	76	56	20

In the first nine months of 2007, the revenues of the Gas and Heat segment, including AEM's portion of the TdE/Edison Group (Delmi Group), amounted to 1,775 million euro. Gross profit from operations came in to 206 million euro which, after depreciation and amortisation and provisions for 75 million euro, determined a profit from operations of 131 million euro.

The following table shows the contribution made to this segment by AEM S.p.A. and its subsidiaries and
by the proportionally consolidated companies:

Millions of euro	AEM		Plurigas		TdE/Edison		Eliminations		GAS AND HEAT	
	09.30.07	09.30.06 Restated	09.30.07	09.30.06 Restated	09.30.07	09.30.06 Restated	09.30.07	09.30.06 Restated	09.30.07	09.30.06 Restated
Revenues from sales	314	359	246	263	1,363	1,471	(148)	(161)	1,775	1,932
Gross profit from operations	13	11	12	2	181	174			206	187
% of Revenues from sales	*4.1%*	*3.1%*	*4.9%*	*0.8%*	*13.3%*	*11.8%*			*11.6%*	*9.7%*
Depreciation, amortisation and provisions	(6)	(17)	-	(1)	(69)	(59)			(75)	(77)
Profit from operations	7	(6)	12	1	112	115			131	110
% of Revenues from sales	*2.2%*	*-1.7%*	*4.9%*	*0.4%*	*8.2%*	*7.8%*			*7.4%*	*5.7%*
Capital expenditure	20	18	0	0	56	38			76	56

AEM

Net revenues for the first nine months of 2007 amounted to 314 million euro, compared with 359 million euro in the same period of the previous year. The reduction in revenues is mainly due to the lower volumes of gas and heat sold because of the exceptionally mild weather during the first months of 2007.

The gross profit from operations, amounting to 13 million euro, benefited during the period from the partial release of the provision made in 2006 for the equalisations foreseen in resolutions 248/04 and 298/05, subsequently modified by provisions 134/06 and 79/07. These positive elements offset the lower profitability brought about by the contraction in gas and heat sales and by the lower sales of electricity produced by the cogeneration plants.
Depreciation, amortisation and provisions amount to 6 million euro, a decrease on September 30, 2006 (17 million euro). This reduction is attributable to the presence in 2006 of the charge to the specific risk provision in connection with resolution 248/04 (9.1 million euro).

As a result of these changes, the net profit from operations amounts to 7 million euro (negative for 6 million euro at September 30, 2006).

Capital expenditure in the period under review amounted to 20 million euro and mainly concerned further development of the district heating networks in Canavese, Sesto San Giovanni (MI), in Figino and Santa Giulia, as well as the progress on the construction of the new cogeneration plant at Canavese and works on the Famagosta plant.

Plurigas

During the first nine months of 2007 sales by Plurigas S.p.A. came to a total of 2,262 million cubic metres of gas, a decrease of 7% compared with 2,434 million cubic metres in the same period of the previous year.

Even though revenues decreased by 6.5%, the gross operating results are up on the September 30, 2006 by 10 million euro. This increase is principally attributable to the lack of recourse to strategic stocks as a result of there being a higher availability of storage capacity and very mild weather in the early part of the year; this combined with careful management of the source portfolio, which made it possible to increase the profitability of summer arbitrage deals, thanks to the attractive prices to be found on markets in northern Europe.

As a result of these trends, the profit from operations amounts to 12 million euro (1 million euro at September 30, 2006).

TdE/Edison (Delmi Group)

In the first nine months of 2007 revenues from sales amount to 1,363 million euro, 7.3% lower versus the same period of 2006. This fall was partly due to the lower volumes sold because of the particularly mild temperatures during the early part of the year, and partly due to the reduction in average selling prices following the price adjustment for the gas sold to CIP6/92 plants under resolution 249/06, based on the cost element avoided by the fuel used by these plants.

Gross profit from operations, however, amounted to 181 million euro, around 7 million euro more than in the same period last year. the lower profitability caused by applying resolution 249/06 was more than offset by better operating margins and the release of 28 million euro from the provision for resolution 248/04 (or 79/07), which in 2006, on the contrary, led to a charge of 25 million euro.

The profit from operations, after depreciation, amortisation and provisions of 69 million euro (59 million euro in the first nine months of 2006), came to 112 million euro (115 million euro at September 30, 2006).

In the first nine months of 2007 capital expenditure amounted to 56 million euro and mainly concerned:

- the opening of new production wells on the Emma field in the Adriatic Sea;
- activities relating to the latest stages of development of the Rosetta concession in Egypt;
- production tests at the Reggane-6 well in Algeria;
- exploration activities in Algeria, Senegal and Cote d'Ivoire.

NETWORKS AND REGULATED MARKETS

The Networks and Regulated Markets Division includes the distribution of electricity, its sale only to the captive market and the storage and distribution of natural gas.

In addition to the activities carried on in this sector by the subsidiaries of AEM S.p.A. (AEM Elettricità S.p.A. and AEM Gas S.p.A.) it also includes the AEM Group's portion of the activities involved in the distribution and storage of gas of the TdE/Edison Group (Delmi Group).

During 2006 the following companies were sold: Metroweb S.p.A., Serenissima Gas S.p.A., AEM Trasmissione S.p.A. and Edison Rete S.p.A. As a result, in application of current accounting standards (IFRS 5), the revenues and costs of these companies were shown in a separate line item called "Result of non-current assets due to be sold" in 2006. The following figures do not therefore include these companies' results.

The companies or activities represented by this segment involve:

AEM S.p.A. and its subsidiaries

- **AEM Elettricità S.p.A.** This company owns the high, medium and low voltage electric networks in the municipalities of Milan and Rozzano (MI) through which it offers the distribution and sale of electricity to so-called captive customers and the distribution of electricity to all customers connected to these networks. Operations are conducted on the basis of a concession issued by the Ministry of Productive Activities. Through the Public and Traffic lights division, the company runs the urban illumination (street lighting and floodlighting), traffic light and video surveillance networks in the city of Milan and surrounding areas. Lastly, AEM Elettricità S.p.A. performs procurement and logistic activities, as well as excavation and works coordination for all of the companies in the AEM Group.

- **Networks Division of AEM Gas S.p.A.** It owns the natural gas distribution network in Milan and adjacent municipalities. The distribution of gas to customers who have stipulated contracts with trading companies is based on concessions or mandates from the individual municipalities.

Companies consolidated on a proportional basis

- **Edison DG S.p.A.** This company distributes natural gas principally in north-east (Veneto) and central Italy (Lazio and Abruzzo), based on specific concessions or mandates from the individual municipalities.

- **Edison Stoccaggio S.p.A.** It operates in the storage of natural gas, providing modulation services through the two storage concessions that it holds; its current potential, which is being increased, is equal to 340 million cubic metres of working gas.

The results of these two companies are proportionally consolidated at 50%.

Regulatory and tariff framework

NATURAL GAS DISTRIBUTION DIVISION

Assignment of the gas distribution service

As regards assignment of the distribution service, Law 239/04 (Reform of the energy sector) provided for a review of the transitional period, as determined by art. 15 of Decree 164/00, according to which the concessions outstanding at the time that Decree 164/00 became effective, for which no expiry was foreseen or, if foreseen, it was longer than the transitional period, these concessions continue until the end of transitional period.
In light of the regulatory uncertainties deriving from this amendment, the rules governing the transitional period for the gas distribution service concessions was revised once again. The legislator has in fact intervened to clarify the current rules once and for all by means of a norm contained in Decree Law 273/05, also known as the "*decreto milleproroghe*" (thousand extension decree) and provided that the transitional period mentioned in article 15.5 of Decree Law 164/00 will be extended to December 31, 2007 and that this deadline be automatically extended to December 31, 2009 if at least one of the conditions mentioned in article 15.7 of the same decree takes place. The local authority granting the concession can extend the transition period by another year for reasons of public interest as specified in para. 69 of law 239/04.

With resolution 60/07, the Authority launched a process for the drawing up of measures regarding technical and economic conditions for making connections to the gas distribution networks, so as to eliminate the inconsistencies that can currently be found in the different methods applied by distribution companies when determining the technical and economic conditions for new connections.

Tariff regime

The Authority passed resolution 170/04 which defines the criteria for setting natural gas distribution tariffs in the second regulatory period (2004-2008) fixing the rate of return on capital employed, namely 7.5%, and the rate at which productivity is expected to increase ("price cap"), namely 5%, which is only to be applied to operating costs and depreciation.

The restriction on the revenues of each company has to be calculated on the basis of the parameters already approved by the Authority and applied by the companies in the first regulatory period.
Hence, with resolution 122/05, the Authority has partially modified resolution 170/04, adopting a method of calculating the restriction on revenues that takes account of the investments made subsequently to those considered for approval of the restriction relating to thermal year 2003-2004.

In compliance with this decision, the Authority passed resolution 218/06 which identifies decreasing rates of improvement in productivity for the thermal years from 2005-2006 to 2007-2008, establishing lower rates of recovery in the second regulatory period than in the first period: the rate of improvement in productivity has therefore been set at 4.8%, 4.6% and 4.4% for the thermal years 2005-2006, 2006-2007 and 2007-2008 respectively.

The Authority approved the distribution tariff options presented by AEM Gas S.p.A. for the thermal years 2005-2006 and 2006-2007, pursuant to resolutions 258/06 and 125/07.

Given that the gas regulatory period is scheduled to end on September 30, 2008, the Authority commenced a procedure for the development of measures dealing with tariffs for the distribution of gas to be adopted in the third regulatory period.

With resolution 124/07, the Authority launched an enquiry into the application by companies operating in the transport, distribution and sale of natural gas:
- of the tariff adjustment coefficient M for the variable price components for gas distribution and the supply of gas to customers subject to the economic conditions laid down in resolution 138/03. This coefficient, which was established by the Authority with resolution 237/00, is applied to customers with volume meters that measure gas in low pressure without correctors;
- of the correction coefficient for volumes withdrawn from redelivery points with a corrector for medium pressure redelivery points and low pressure ones with a class meter not lower than G 40 without correctors. This coefficient is determined by the distribution company with a specific method in agreement with the users of the distribution service.

With resolution 227/07, the Authority closed the enquiry started with resolution 124/07.
The Final Report of the enquiry, considered confidential as it is *sub judice*, has been sent to the State Prosecutor at the Milan Court.

POWER DISTRIBUTION AND SALES OF ELECTRICITY TO CAPTIVE CUSTOMERS

Tariff regime

The Authority issued resolution 5/04 issued a new Integrated Text giving the tariffs applicable to the transmission, distribution, measurement and sale of electricity for the period 2004-2007.

The new tariff regime recognises a rate of return on capital employed of 6.8%. Tariff cuts after 2004 will be calculated according to the price-cap mechanism, with a 3.5% annual decline in operating costs and depreciation recognised in the tariff for the distribution service.

The Integrated Text attached to resolution 5/04 also regulates the sale to distribution companies of the power destined for the captive market, as procured by the Sole Buyer from April 1, 2004, when merit-order dispatching takes effect. The selling price to distribution companies is based on the costs incurred by the Sole Buyer for the purchase of electricity and dispatching services, as well as for hedging its risks, and includes an amount for the remuneration of the activity carried on by it.

Lastly, the Integrated Text introduced equalisation systems (for which the application methods were defined with resolution 115/05) for distributors relating to:
- purchase costs of electricity for captive customers;
- transmission service costs;
- revenues from the sale of electricity to residential customers;
- the difference in distribution costs among companies non attributable to them, as estimated by parametric methods.

With reference to the equalisation payments for 2005, AEM Elettricità paid the amounts due on February 28, 2007; the rebates were received from the Electricity Sector Equalisation Fund on March 31, 2007.

With resolution 95/07, the Authority:
- activated extraordinary procedures for the definitive determination of the balances due under the general equalisation mechanisms for the years 2004 and 2005. There is therefore provision for the Electricity Sector Equalisation Fund to calculate the amounts still due by or to operators and the liquidation of such amounts;
- adopted measures to penalise distributors in the event of further requests for adjustment of the figures already communicated for the purpose of determining the matters discussed in the previous

point, as well as any requests for adjustment of the figures that will be communicated for the purpose of defining such balances for the years 2006 and 2007.

With resolution 168/07, the Authority, suspended the quantification and payment of amounts due under the general equalisation for 2006.

With resolution 203/06, the Authority updated the electricity distribution fees for 2007.
Moreover, it is foreseen that the CTR component (to cover the costs relating to the transport service on the national grid for distribution companies) and of the TRAS transmission fee will be applied in exactly the same way during the various hourly bands. As a result, from 2007 the transmission cost equalisation mechanism is no longer in force. In this regard, resolution 286/06 establishes the coverage of lower revenues earned by distributors as a result of the non-application of the TRAS component to the energy to be used internally for transmission and distribution purposes, given that this component is no longer equalised.

With resolution 275/06, the Authority provided for 2007:

a) to update the components to cover the costs relating to the purchase and sale of electricity for the captive market;
b) to update the fees paid for the service involving the measurement of electricity In this regard, the Authority took into consideration the amount of the investment made by certain companies during the four-year period from 2002 to 2005 in excess of those already recognised, for the endowment of withdrawal points relating to users connected in low voltage with electronic meters and remote management systems. The remuneration of such investments will only be recognised to those companies that actually made them. In order to comply with the restriction of a single nation-wide tariff, this objective is being pursued by initiating a procedure for the definition of an equalisation mechanism. In September, the Authority therefore sent out a consultation document that explains its views on the mechanism to be defined for the equalisation of the remuneration paid to the low voltage measurement in 2007. The purpose of this is to guarantee that the remuneration linked to investments in digital meters and remote management systems for low voltage users is recognised exclusively to those distribution companies that have made such investments prior to December 31, 2005;
c) to update for 2007 the D1, D2 and D3 tariffs destined to low voltage residential customers. The validity of the other domestic options approved for 2006 will be extended to June 30, 2007.

With resolution 312/06, the Authority approved the tariff options for 2007 proposed by AEM Elettricità.

With resolution 135/07, the Authority with established the tariffs for the transmission, distribution and measurement of the electricity sold to residential customers, with effect from July 1, 2007, in order to guarantee their compatibility with the complete liberalisation of the sale service in the electricity sector, envisaging a clear distinction between the tariff components for providing transmission, distribution and measurement services and those for the sale of electricity.
With the same resolution, the Authority:

- revised the mechanism for the equalisation of revenues from the supply of electricity residential customers;
- eliminated the possibility of proposing further residential options after July 1, 2007.

This revision of the residential tariffs is transitory in nature, while awaiting the definition of a new system of social protection to replace the generalised protection currently provided by the D2 tariff.

In order to correct possible distortions related to the use of parametric systems, the Integrated Text also introduces the possibility on the part of operators to request the adoption of another equalisation mechanism (so-called "specific company equalisation", subsequently defined by resolution 96/04) to integrate the revenues admitted, were it demonstrated that they were inadequate to cover the costs

recognised to the specific operator. AEM Elettricità S.p.A. has applied to participate in the specific company equalisation system and is waiting for the Authority to complete its preliminary investigation, which will decide on the amount of equalisation that is to be recognised.
In this connection, we would point out that in May 2005 the Lombardy TAR, to which certain distributors, including AEM S.p.A., had filed an appeal, partially cancelled resolution 5/04 (with particular reference to the criteria for determining tariff levels for the second regulatory period) and regulation 96/04.
In January 2006, the Council of State partially accepted the Authority's appeal to cancel this sentence. In particular, the Board considered it illegitimate that resolutions 5/04 and 96/04 do not take account of the price paid by the distributor to Enel for the network that was sold. With resolution 177/06, the Authority initiated proceedings to define how to implement the decisions of the Council of State and suspended the preliminary activities relating to the specific company equalisation system until this process has been settled.
In September 2007, the Authority published a consultation document on the annual updating of the specific company correction factor applied to the revenues admitted to cover distribution costs as part of the specific equalisation system. The Authority is of the opinion that the annual updating of this factor should be consistent with the methods used to update each year the portion of the distribution tariff that is designed to remunerate capital employed.

In August 2007, the Authority distributed an initial consultation document to operators concerning the tariffs for providing power transmission, distribution and measurement services for the 2008-2011 regulatory period.
The Authority is proposing to continue applying the current tariff system more or less unchanged, with a view to regulatory continuity.

Provisions concerning the completion of deregulation of the electricity market

Directive 2003/54/CE requires Member States to adopt suitable measures to leave domestic electricity market customers free to choose their own supplier from July 1, 2007.
Considering that the current state of the passage through parliament of the bill meant to introduce this directive did not permit Italy to adopt the delegated decree by July 1, on June 18, 2007 the Council of Ministers launched Decree Law 73 (converted into law 125 of August 23, 2007) in order to define urgent measures for the implementation of the EC instructions on the liberalisation of energy markets.

This urgency decree provided:

- for an obligation to create separate companies for the power distribution and sale activities within 180 days of the decree taking effect for those companies that at June 30, 2007 are still involved in both distribution and sales on an integrated basis;

- that residential customers, from July 1, 2007, would have the right to pull out of the pre-existing electricity supply contract as captive customers according to the methods laid down by the Authority (which in this connection issued resolution 144/07 on the rules for withdrawing from contracts for the supply of natural gas and electricity to end-customers).
  If there is no choice of seller on the free market, residential customers and low voltage companies with less than 50 employees and turnover of not more than 10 million euro are included in the system that provides higher protection.
  Provision of service for protected customers is guaranteed by the distribution company, also through special sales companies. Procurement for these customers continues to be done by the Sole Buyer.
  The Authority lays down reference prices for the provision of electricity to such customers based on the effective cost of the service. The Authority achieved this by passing resolution 159/07, which defines the economic conditions for supplying protected customers;

With resolution 237/07, the Authority also arranged for the application of economic conditions to the higher protection sales service split into two hourly bands for customers who ask for it.

- that within 60 days of Decree Law 73/07 coming into effect, the Ministry for Economic Development would issue instructions and, on the Authority's proposal, adopt by decree measures to ensure the protection of unprotected end-customers, who on a transitional basis had lost their electricity supplier or who had not chosen a provider, by means of competitive procedures by territorial area and at conditions that provide incentives to switch gradually to the free market. Until this service was up and running, the continuity of supply to such customers is being assured by the distribution or sales company connected with those businesses, at non-discriminatory conditions and prices published in advance. With resolution 156/07 (Integrated Text of the Instructions issued by the Authority for Electricity and Gas for the provision of electricity with greater protection for end-customers in accordance with Decree Law 73/07 of June 18, 2007 – known as the "TIV"), the Authority established that up until September 30, 2007 those providing protection have the right to ask the Sole Buyer to continue providing the procurement function with reference to protected customers. In this case, the protected price applied by the Sole Buyer to the provider is determined in advance by the Authority. AEM Elettricità decided to make use of the Sole Buyer up until August 31 for the provision of energy to be delivered to protected customers; since September 1, it has been buying on the open market.

As part of the process of completely deregulating the electricity market, with resolution 157/07, pursuant to art. 1.1 of Decree 73/2007 (converted by Law 125 of August 23, 2007), the Authority approved the rules on gaining access to measurement data for the purpose of making commercial offers for the provision of electricity or natural gas. With resolution 183/07, the Authority launched a process for the drawing up of measures for the recovery of costs deriving from the application of the rules laid down in resolution 157/07.

Measurement of electricity consumption

With resolution 292/06, following consultation with operators, the Authority defined the new obligations for distributors regarding the installation of electronic meters that permit remote management of low voltage withdrawal points.
The measure provides for meter installation to be completed by the end of 2011, following the four phases that lead to gradual coverage of all low voltage withdrawal points.
In consideration of these obligations, for the regulation period 2008-2011 the Authority will review the fee granted for the measurement service to ensure coverage of the costs incurred by those that have effectively made the investments for installing electronic meters and remote management systems at the premises of low voltage users.
Penalties will be applied if the objectives are not met. The amount of the penalties will be quantified at a later stage.
Lastly, the Authority envisages forms of incentives to use systems of remote management of the electronic meters for the registration of low voltage customers involved in power cuts, as foreseen by resolution 122/06.

Other measures

In March 2007, the Authority issued a consultation document regarding the definition of rules governing relationships between the various players operating in the deregulated power market, with particular reference to:
✓ cases of withdrawal by the end-customer from the contract with the previous seller or switching;

- ✓ the availability of the data needed for the sellers in the various stages of their contractual relationships with end-customers;
- ✓ regulation of the economic aspects of the transport and dispatching services;
- ✓ the transfer of information.

In April and August 2007, the Authority issued two consultation documents on regulation of the quality of electricity distribution, measurement and sale services to be adopted for the third regulatory period (2008-2011).
In particular, the Authority's proposals for distribution on medium and low voltage lines and on measurement lines foresee:

- reinforcement of the incentives to improve network reliability;
- an increase in the protection of end-customers who suffer a high number of blackouts;
- the promotion of investments to make networks more robust;
- initiatives for voltage quality.

With resolutions 88/07 and 89/07, the Authority adopted instructions for the procedures and economic conditions necessary for developing distributed generation, particularly by plants using renewable sources and co-generation plants, envisaging new rules for the measurement of the electricity produced and for the connection of plants to the distribution networks.

With resolution 167/07, the Authority made changes to resolution 34/05, relating to the methods and economic conditions for the withdrawal of the electricity produced by plants with a power lower than 10MVA, on the one hand, and higher than 10 MVA on the other, if fuelled by non-programmable renewable sources (as per art. 13, paras 3 and 4 of Legislative Decree 387/03 and para. 41 of Law 239/04) by the manager of the network to which the plant is connected and on the producer's request:

- taking into consideration article 1, para. 1120, of Law 296/06 (the 2007 Budget Law) relating to the exclusion of non-biodegradable waste from the treatment foreseen for renewable sources;
- defining a transitional price for the withdrawal of electricity while waiting for a complete revision of the methods and economic conditions for the withdrawal of electricity due to be carried out after completion of the consultation initiated with document 26/07.

As regards the withdrawal price, note that the measure provides that from July 1, 2007 to December 31, 2007, the prices paid to producers under this measure, defined with reference to art. 30, para, 30.1,a), b) and c) of the Integrated Text attached to resolution 5/04 (selling prices for electricity sold by the Sole Buyer to the companies that distribute the power previously sold to the captive market) are to be constant and equal to the values for the month of June 2007.

Still on the subject of distributors withdrawing electricity under resolution 34/05, as well as on-the-spot exchange, note that with its recent consultation documents the Authority has proposed important changes to the regulation of these types of renewable incentives, based on which the distributor would remain solely responsible for the technical activities relating to the management and to withdrawal and exchange services, as well as the transmission to GSE, the Manager of the Electricity System of the measures needed for the commercial management of the relationship with customers applying for such services, which would become the exclusive responsibility of GSE.

ENERGY SAVING

Pursuant to the decrees of the Ministry of Productive Activities and the Minister of the Environment of July 20, 2004 for the period 2005-2009, distributors of electricity and natural gas who on December 31, 2001 served at least 100,000 end-customers are required to comply with specific savings objectives, in proportion to the amount of energy distributed. Not less than 50% of the specific objective has to be achieved by means of a corresponding reduction in consumption of the energy source distributed.

In order to achieve these objectives, distributors will be able to develop energy saving projects, in compliance with the provisions of Law 239/04 (Marzano Law) and the related implementation instructions, especially in matters concerning post-meter activity.

"Energy efficiency certificates" (white certificates) will be assigned by GME as an attestation of the energy savings (measured in tonnes of oil equivalent, *toe*) achieved as a result of the projects carried out Gestore del Mercato Elettrico .
In order to achieve the objective, these certificates can also be purchased from third parties, *in toto* or in part, through bilateral negotiations or in a specific market.

With resolution 18/07 the Authority amended the estimates contained in the standardised evaluation schedules adopted with resolutions 234/02 and 111/04, relating to the quantification of the energy savings achieved by:

- ✓ replacing incandescent lamps with compact fluorescent lamps with a built-in power supply;
- ✓ installing low-flow (EBF) shower heads in houses;
- ✓ installing aerated jet breaker filters in taps for homes, eliminating the need for purchase coupons to establish a right to them.

Tariff grant

With resolution 219/04, the Authority decided on the standard tariff contribution (100 euro per *toe* saved, for the period 2005-2009) to cover the costs incurred by operators to achieve the savings objectives; it also defined the methods of applying for the contribution, which were explained in further detail in resolution 98/06. This resolution also defined the criteria and methods for the verification, by May 31 of each year, that those obliged have achieved their specific energy savings objectives in accordance with the ministerial decrees of July 2004.
In September 2006, the Authority announced that this amount would remain the same for 2007.

AEM Gas and AEM Elettricità have received grants from the Electricity Equalisation Fund of 298,100 euro and 282,700 euro respectively for 2005, pursuant to resolution 13/07.

With resolution 230/07, the Authority granted a mandate to the Electricity Sector Equalisation Fund to pay the total annual tariff contributions owed to distributors for achieving the energy efficiency targets for 2006 (those obliged to pursue them).
AEM Gas and AEM Elettricità should respectively receive contributions of 703,100 and 566,000 euro.
With resolution 231/07, the Authority extended the September 30 deadline laid down in resolution 219/04 (for updating the tariff contribution awarded to distributors for achieving specific energy savings targets) to the end of November 2007.
This measure follows the end to the consultation on updating the value of the contribution, with which the Authority had proposed to operators a reduction in the value of the contributions paid for cancellation of Type I and Type II Efficiency Certificates, as well as a differentiation of the contribution for the two types of certificate, bringing forward the starting date for the value of the payment, also if changed, from June 1 to January 1 of each year.

In consideration of the imminent update of the ministerial decrees of July 20, 2004, the Authority did in fact consider it opportune to retain the right to evaluate possible measures regarding this matter only after publication of the decisions made by the Ministries concerned in connection with the national regulations on efficiency.

Sanctions

In a communication sent on December 29, 2004, the Authority clarified the methods that it will follow in applying the sanctions foreseen in the ministerial decrees of July 2004 to those obliged who are in breach of contract.
The sanctions will be "proportional and in any case higher than the amount of the investments needed to compensate the breaches of contract".

Energy savings objectives for the year 2007

With resolution 293/06 the Authority set the energy savings targets for 2007.
The specific target for AEM Gas S.p.A. came to 14,176 *toe*.
The specific objective for AEM Elettricità S.p.A. came to 11,083 *toe*.

Energy efficiency certificates earned

Thanks to the energy saving projects realised in the period 2001-2005, as well as in 2006 and 2007, and to bilateral purchases:
- ✓ AEM Gas S.p.A. has to date obtained recognition for around 9,400 certificates, which is sufficient to cover the 2005 and 2006 target and part of the 2007 target;
- ✓ AEM Elettricità S.p.A. has to date obtained recognition for around 13,000 certificates, which is more than sufficient to cover the 2005 and 2006 and part of the 2007 targets.

INSTRUCTIONS ON ACCOUNTING AND FUNCTIONAL UNBUNDLING

With resolution 11/07, partially amended by resolution 253/07, the Authority issued an Integrated Text on administrative and accounting unbundling for companies operating in the electricity and gas sectors, modifying the current rules (established by resolutions 310/01 and 311/01).

In particular, the resolution introduces obligations for vertically integrated groups to unbundle the management of key infrastructures for deregulation (including distribution and measurement) and the activities carried on in the free market. The purpose is to ensure neutrality in the management of these infrastructures and to avoid discrimination in the access to commercially sensitive information and cross-transfers of resources between segments of the chains.
To this end, the plan is to give these activities, due to be unbundled, decision-making and organisational autonomy by having them administered by an "Independent Manager". The deadline for unbundling, which was initially set for January 1, 2008 (except for the unbundling of distribution and measurement, which will run from 2010 in the electricity sector and from 2012 in the gas sector), was postponed until June 30, 2008 by resolution 253/07.

The new rules on accounting unbundling, on the other hand, are expected to come into effect in the first financial period that commences after December 31, 2006, with the possibility of a one-year delay (requested by the AEM Group).

Quantitative data

3rd Qtr. 07	3rd Qtr. 06		09.30.07	09.30.06	Change	% 07/06
		AEM				
1,880	1,954	Electricity distributed (GWh)	5,620	5,721	(101)	-1.8%
909	1,062	Electricity sold to captive customers (GWh) (1)	2,860	3,289	(429)	-13.0%
70	61	Natural gas distributed (in millions of cubic metres)	653	799	(146)	-18.3%
		TdE/Edison				
16	15	Natural gas distributed (in millions of cubic metres)	86	101	(15)	-14.9%

(1) The 2007 figure includes 153 GWh of electricity sold to protected customers.

The electricity distributed by the Group through the networks located in the Municipalities of Milan and Rozzano, in the first half of 2007 amounted to 5,620 GWh, in line with the same period of the previous year (5,721 GWh). The amount of electricity sold to captive customers fell by 13%, coming in at 2,860 GWh.

At September 30 2007 the Group distributed 739 million cubic metres of gas to customers connected to its distribution network. These figures also include the share (50%) pertaining to the distribution activities of Edison, equal to 86 million cubic metres. The gas distributed in the Milan area and in neighbouring municipalities amounted to 653 million cubic metres, with a decrease versus the same period of last year, due to lower consumption of gas for domestic heating caused by the mild temperatures in the first months of the year.

Income statement figures

3rd Qtr. 07	*3rd Qtr. 06 Restated*	*Change*	*Millions of euro*	*09.30.07*	*09.30.06 Restated*	*Change*
154	169	(15)	Revenues from sales	502	558	(56)
31	28	3	Gross profit from operations	116	122	(6)
20.1%	*16.6%*		*% of Revenues from sales*	*23.1%*	*21.9%*	
(21)	(17)	(4)	Depreciation, amortisation and provisions	(60)	(54)	(6)
10	11	(1)	Profit from operations	56	68	(12)
6.5%	*6.5%*		*% of Revenues from sales*	*11.2%*	*12.2%*	
25	19	6	Capital expenditure	82	51	31

In the first nine months of 2007, considering AEM's share of the TdE/Edison Group (Delmi Group), the revenues of the Networks and Regulated Markets sector came to 502 million euro, with a gross profit from operations of 116 million euro, which after depreciation, amortisation and provisions of 60 million euro led to a profit from operations of 56 million euro.

The following table shows the contribution made to this division by AEM S.p.A., its subsidiaries and the companies consolidated on a proportional basis:

Millions of euro	AEM		TdE/EDISON		Eliminations		NETWORKS AND REGULATED MARKETS	
	09.30.07	*09.30.06 Restated*	*09.30.07*	*09.30.06 Restated*	*09.30.07*	*09.30.06 Restated*	*09.30.07*	*09.30.06 Restated*
Revenues from sales	485	540	17	18	0	0	502	558
Gross profit from operations	104	110	12	12			116	122
% of Revenues from sales	*21.4%*	*20.4%*	*70.6%*	*66.7%*			*23.1%*	*21.9%*
Depreciation, amortisation and provisions	(55)	(50)	(5)	(4)			(60)	(54)
Profit from operations	49	60	7	8			56	68
% of Revenues from sales	*10.1%*	*11.1%*	*41.2%*	*44.4%*			*11.2%*	*12.2%*
Capital expenditure	47	46	35	5			82	51

AEM

Turnover in the first nine months of 2007 comes to 485 million euro (540 million euro at September 30, 2006). The various divisions contributed as follows:

- distribution and sale of electricity to captive customers: 396 million euro, down 11% compared with September 30, 2006. This reduction is mainly attributable to the lower quantities of electricity sold to customers in the captive market as a result of the current liberalisation process, as well as to the drop in unit revenues on the sale of electricity following the tariff adjustments decided by the Authority for Electricity and Gas;

- distribution of gas: 68.7 million euro, a reduction of 5% versus the same period of the previous year due to lower quantity of gas distributed during last mild winter;

- public illumination and traffic light services: 19.9 million euro, 5% down on September 30, 2006 due to a lower level of activity in new public illumination and traffic light systems.

Gross profit from operations at September 30 2007 amounted to 104 million euro, 5.6% lower than the same period last year.
The various areas of activity contributed to this figure as follows:

- distribution and sale of electricity only to captive customers of electricity: 71 million euro, in line with the same period of 2006 (70 million euro);

- distribution of gas: 32 million euro, down on 39 million euro in the first nine of 2006 due to lower sales of gas for the reasons mentioned above;

- public illumination and traffic light services: 1 million di euro, in line with September 30, 2006.

Depreciation, amortisation and provisions amount to 55 million euro (50 million euro at September 30, 2006).

As a result, the profit from operations came to 49 million euro, a decrease on 2006 in the same period of 2006 (60 million euro).

Capital expenditure amounted to 47 million euro and mainly concerned:

- development and maintenance work on the plants in the electricity distribution division for 30 million euro, which relate to the connection of new users, expansion and refurbishment of the medium and low voltage network, maintenance work on the primary and secondary plants and the modernisation of internal plants; the remote management system is also being developed and the first electronic meters are being installed at users' premises;

- development and maintenance work in the gas distribution area for 17 million euro, which mainly concerned connecting new users, as well as replacing medium and low pressure underground tubes, risers and measuring devices.

TdE/Edison

In the first nine months of 2007 revenues came in at 17 million euro, with a gross profit from operations of 12 million euro.

The profit from operations, after depreciation, amortisation and provisions of 5 million euro, amounted to 7 million euro.

The capital expenditure of the period amount to 35 million euro and refer to:

- construction of the Cavarzere-Minerbio gas pipeline;
- upgrading the Collalto storage facility.

Regulatory and tariff framework

Decree 152 of April 3, 2006 "Rules on environmental matters" acts as the regulatory framework for the waste sector. The new legislation (also known as the Environment Consolidation Act), which implements Law 308 of December 15, 2004 "Mandate to the Government for the reform, coordination and integration of legislation regarding the environment", has in fact revised all of the national rules on the environment, expressly abrogating the Ronchi Decree as regards the regulation of waste.

Up until promulgation of the Consolidation Act, the national framework law on waste was the Ronchi Decree.

The technical rules laid down in the outgoing regulatory framework on waste disposal still remain in force as part of a transitory system until the rules for implementing the Consolidation Act are issued.

The Environment Consolidation Act

The Consolidation Act provides that waste management is carried out in accordance with the principles of precaution, prevention, proportionality, responsibilisation and cooperation of all of the persons and entities involved in the production, distribution, utilisation and consumption of the goods that generate the waste, in compliance with national and EU rules of law, with particular reference to the EU principle "whoever pollutes, pays". To this end, waste management is carried out according to criteria of effectiveness, efficiency, economy and transparency.

In order to achieve the objectives of the decree, Public Administrations are pursuing direct initiatives to foster on a priority basis the prevention and reduction of the quantity of waste produced and its noxiousness, above all by:
a) developing clean technologies that permit a more rational use and less waste of natural resources;
b) developing from a technical point of view and launching on the market products conceived in such a way that they do not add to, or that add less to, the quantity or noxiousness of the waste that they generate and the risks of pollution, thanks to the way they are made, used or disposed of.
c) developing appropriate techniques for the elimination of toxic substances in waste products in order to encourage their recovery.

It is also foreseen that Public Administrations should adopt ways of recovering waste products by recycling them or reusing them so as to obtain secondary raw materials; alternatively, waste can also be used as an energy source.

Main changes made to the Environment Consolidation Act

The law that delegated the power to promulgate the Consolidation Act expressly provided for the possibility to adopt corrective measures to integrate the decree within two years of it taking effect. The Act was therefore subject to numerous amendments and it still being revised.

Eighteen decrees implementing the Consolidation Act were issued on May 2, 2006.

With a communication published in the Official Gazette no. 146 of June 26, 2006, the Environment Ministry announced that seventeen of these decrees had not been registered by the Court of Accounts, as they had not been sent to it in advance for the control foreseen by art. 3.1 of Law 20/1994, with the result that they did not have any legal effect.

The review procedure was initiated also to take account of Italy's deferral to the European Court of Justice on July 3, 2006 by the EU Commission for the excessively strict definition of "waste" adopted in the Consolidation Act, which initially excluded HQ FFW (high quality fuel from waste), metal scrap and other types of waste used by the steel and metallurgy industry.

Law 228 of July 12, 2006 which converted Decree 31/2007 (the so-called. "*decreto milleproroghe*" or thousand extension decree) postponed the introduction of the VIA rules envisaged by the Consolidation Act from January 31, 2007 to July 31, 2007.

On November 8, 2006, Decree 284 amended the Consolidation Act with special reference to the extension of the Basin Authorities, reconstitution of the Water Resources and Waste Supervisory Authority and of the National Waste Observatory.

Further amendments to the Consolidation Act were made by Law 296 of December 27, 2006, (the 2007 Budget Law):

- the Region has been delegated the task of achieving significant cost savings in the management of waste at Optimal Territorial Ambit (OTA) level, with reference to those OTAs that do not ensure differentiated collection of urban waste equal to the following minimum percentages:
  - at least 40% by December 31, 2007;
  - at least 50% by December 31, 2009;
  - at least 60% by December 31, 2011;
- article 229.6 of Decree 152/2006, which allowed FFW (fuel from waste) and HQ FFW (high quality fuel from waste) to benefit from the incentives provided under article 17.1 of Decree 387 of December 29, 2003, has been revoked;
- the government funding and incentives for the promotion of renewable sources can only be granted for the production of electricity from renewable sources as defined in article 2 of EC Directive 2001/77/CE (wind, solar, geothermal, wave, sea current, rainfall, biomass, landfill gas, gas from purification processes and biogas). This directive defines biomass as the biodegradable part of products, waste and residues produced by agriculture (including vegetable and animal substances), forestry and related industries, and the biodegradable part of industrial and urban refuse.
- this is without prejudice to the funding and incentives granted under previous legislation to plants already authorised and effectively under construction, including the conventions adopted by resolution of the Interministerial Price Commission on April 12, 1992 (CIP 6) to support similar energy sources;
- the Minister for Economic Development has to redefine in a later decree the amount and duration of the support given to similar non-renewable energy sources used by plants already built and in operation, in compliance with the general principles of the Italian legal system, with a view to reducing the charges borne by electricity prices and eliminate any economic advantages that are not specifically motivated and in line with the EC Directive;
- the right to receive green certificates for the electricity produced by using non-biodegradable components of waste has been eliminated by revoking the provisions of Decree 387/03, which permitted this form of incentive.

The decree review procedure was interrupted as a consequence of the lack of respect for the times established by the law for the various approvals to be given by the pertinent parliamentary commissions.

As a result, on September 13, 2007 the Council of Ministers approved at first reading the text of a new, single legislative decree containing amendments to the Consolidation Act, which also included the previous amendments-in-progress.

The changes envisaged in the "Unified Amendment" concern in particular:

- the notion of by-product, with the introduction of new conditions that materials deriving from a production cycle have to comply with to be excluded from the waste system and the cancellation of the category of by-products presumed to be removed from the waste system;
- the secondary raw materials for which more restrictive rules have been introduced for the determination of the production waste materials that are excluded from the waste system, with the expectation of new requisites to be respected and the elimination of "secondary raw materials from their origin".
- the rules on Temporary Deposits, raising the period within which it is permitted to store toxic waste, independently of the quantity involved, to three months;
- revocation of the rules contained in the delegation law on the special regime initially reserved for steelmill and metallurgy waste.

The procedure for the definitive approval of the "Unified Amendment" initiated in September 2007 envisages three approvals by the Council of Ministers and the same number of reviews by the pertinent Parliamentary Commissions.

Other waste legislation

In implementation of EC Directive 1999/31/CE on waste landfill dumps, Decree 36 of January 13, 2003 was published with a view to identifying specific norms for the correct disposal of waste, introducing prescriptions, procedures and requisites for landfill dump management. Two of the novelties include the identification of obligations for the manager after closure of the dump during the so-called "post mortem" period (which lasts 30 years) and a new classification of dumps: dumps for inert, non-dangerous and dangerous waste. Decree 36/2003 also identifies fourteen categories of waste that cannot be dumped in landfills, laying down generally that waste materials can only be dumped in landfills after they have been treated (except for inert waste that technically cannot be treated and those for which treatment does not help achieve the aims of the decree and for which treatment is not essential to comply with the legal limits).

Law 296/2006 extended from December 31, 2006 to December 31, 2007 the deadline for being able to dump the types of waste listed in Decree 36/2003.

Quantitative data

During the first nine months of 2007 the Ecodeco Group disposed of 767 thousand tonnes of refuse and produced 132 GWh of electricity with its own plants.

Income statement figures

As explained in the chapter entitled "Consolidation policies and procedures", from January 1, 2006 to March 31, 2006, 30% of the Ecodeco Group's result was consolidated according to the equity method, whereas from April 1, 2006, the Ecodeco Group was fully consolidated (line by line) as the rights deriving from the call option held by AEM S.p.A. are considered "potential voting rights" in accordance with IAS 27.

The following table summarises the results achieved in the first nine months of 2007:

3rd Qtr. 07	*3rd Qtr. 06 Restated*	*Change*	*Millions of euro*	*09.30.07*	*04.01.2006 09.30.06 Restated*
37	40	(3)	Net revenues	117	88
16	12	4	Gross profit from operations	50	29
(8)	(8)	-	Depreciation, amortisation and provisions	(25)	(15)
8	4	4	Profit from operations	25	14
5	-	5	Capital expenditure	8	-

During the period, the Waste & Power Division turned in revenues of 117 million euro, with a gross profit from operations of 50 million euro (42.7% of sales).

These revenues include, among other things, 83 million euro from the provision of services involving dump management and waste treatment and disposal, 27 million euro from the sale of electricity and 7 million euro under long-term contracts.

The profit from operations, after depreciation, amortisation and provisions of 25 million euro, came to 25 million euro.

Capital expenditure of 8 million euro mainly relates to building new lots for Group refuse dumps, carrying out work on biodrying/refining plants and on biogas plants, as well as works on other buildings.

SERVICES

The Services Division includes the activities of strategy, governance and control of the industrial operations and the centralised services provided to the operating units.

In addition to the activities carried on in this sector by AEM S.p.A. and by its subsidiaries AEM Service S.r.l. and Delmi S.p.A., the Services Division also includes the AEM Group's portion of the activities relating to the Corporate area of the Edison Group and Transalpina di Energia S.r.l., the parent company of Edison S.p.A..

In particular, the companies or activities included in this segment are:

AEM S.p.A. and its subsidiaries

- **Corporate Division of AEM S.p.A.** It is responsible for business development, strategic planning, control, financial management and coordination of the activities of the AEM Group. It also provides the subsidiaries and some of its associated companies with administrative, financial, legal, personnel management, procurement and communication services in order to optimise the resources that are available within the Group and to use its know-how in the best way possible and as economically as possible. These services are governed by specific service contracts that are stipulated annually. AEM S.p.A. also makes office space and business premises available to Group companies at market rates, along with services related to the use of such facilities.

- **AEM Service S.r.l.** It handles relationships with customers in general on behalf of Group companies as well as third parties, acting as a call centre, performing back and front office functions, measuring consumption and looking after billing.

- **Delmi S.p.A.** This is a 51% subsidiary of AEM S.p.A., which holds 50% of Transalpina di Energia S.p.A., the parent company of Edison S.p.A. It acts solely as a holding company.

Companies consolidated on a proportional basis

- **Corporate Division of the TdE/Edison Group (Delmi Group).** The results of the TdE/Edison Group's Corporate Division have been proportionally consolidated at 50% and relate to the management supervision and control of the industrial and service activities of Transalpina di Energia S.r.l., held 50% by Delmi S.p.A. and 50% by WGRM Holding 4 S.p.A. (a company of the EDF Group), which in turn controls 63.33% of Edison S.p.A., and those of Edison S.p.A. itself. It also includes the activities of the investment holding companies and property companies.

Income statement figures

3rd Qtr. 07	3rd Qtr. 06 Restated	Change	Millions of euro	09.30.07	09.30.06 Restated	Change
29	26	3	Net revenues	93	87	6
(15)	(10)	(5)	Gross profit from operations	(38)	(41)	3
(5)	(5)	-	Depreciation, amortisation and provisions	(14)	(20)	6
(20)	(15)	(5)	Profit from operations	(52)	(61)	9
3	4	(1)	Capital expenditure	8	10	(2)

Net profit from operations of the Services sector is negative for 52 million euro, an improvement of 9 million euro compared with the of September 30, 2006.

The following table shows the contribution made to this division by AEM S.p.A., its subsidiaries and the companies consolidated on a proportional basis:

Millions of euro	AEM		TdE/Edison		Eliminations		SERVICES	
	09.30.07	09.30.06 Restated	09.30.07	09.30.06 Restated	09.30.07	09.30.06 Restated	09.30.07	09.30.06 Restated
Revenues	76	71	17	16	-	-	93	87
Gross profit from operations	(8)	(18)	(30)	(23)	-	-	(38)	(41)
Depreciation, amortisation and provisions	(13)	(16)	(1)	(4)	-	-	(14)	(20)
Profit from operations	(21)	(34)	(31)	(27)	-	-	(52)	(61)
Capital expenditure	7	8	1	2	-	-	8	10

AEM

AEM's contribution to the gross operating profit improves with respect to the same period last year, mainly thanks to the presence in the first nine months of 2006 of a provision to the Premungas fund (5 million euro) and other provisions for employee benefits (4 million euro). The profit from operations is negative for 21 million euro (negative for 34 million at September 30, 2006).
Capital expenditure, 7 million euro, principally concerned work on IT systems and buildings.

TdE/Edison (Delmi Group)

In the first nine months of 2007 the Services Division showed a negative gross result from operations of 30 million euro, worse than in the same period of the previous year.

OTHER ACTIVITIES

These refer exclusively to the activity carried on by the Edison Group through the joint venture International Water Holding BV (IWH), a company that operates internationally in project development and management for water distribution and treatment. These activities contributed 3 million euro to the Group's profit from operations.

Financial statements of the parent company AEM S.p.A.

AEM S.P.A. BALANCE SHEET (Amounts in euro)	09/30/2007	%	12/31/2006	%	09/30/2006	%
ASSETS						
NON-CURRENT ASSETS						
Property, plant and equipment	876,294,366		891,808,644		890,645,375	
Intangible assets	17,559,440		19,650,925		17,457,930	
Investments	2,984,708,932		2,736,407,184		2,778,974,154	
Other non-current financial assets	427,071,376		381,789,274		273,699,950	
Deferred tax assets	71,944,638		69,990,964		76,444,763	
Other non-current receivables	254,627		240,030		221,114	
TOTAL NON-CURRENT ASSETS (A)	**4,377,833,379**	**95.32**	**4,099,887,022**	**94.10**	**4,037,443,286**	**88.50**
CURRENT ASSETS						
Inventories	669,095		715,667		723,684	
Current financial assets	44,247,599		93,111,584		244,629,865	
Current derivatives	33,842,936		27,168,008		40,925,605	
Taxes receivable	705,371		3,660,942		939,733	
Trade and other receivables	128,843,718		126,129,951		173,438,821	
Cash and cash equivalents	422,488		5,003,549		203,926	
Other current assets	6,444,509		779,979		5,862,893	
TOTAL CURRENT ASSETS (B)	**215,175,716**	**4.68**	**256,569,680**	**5.89**	**466,724,527**	**10.23**
NON-CURRENT ASSETS HELD FOR SALE	**0**	**0.00**	**500,000**	**0.01**	**57,823,602**	**1.27**
TOTAL ASSETS (A+B+C)	**4,593,009,095**	**100.00**	**4,356,956,702**	**100.00**	**4,561,991,415**	**100.00**
SHAREHOLDERS' EQUITY AND LIABILITIES						
SHAREHOLDERS' EQUITY						
Share capital	936,024,648		936,024,648		936,024,648	
(Treasury shares)	-63,533,212		-25,072,459		-25,072,459	
Legal reserve	102,394,470		93,559,331		93,559,331	
Other reserves	1,165,194,239		1,069,339,491		989,629,631	
Net profit for the period	109,747,658		176,702,774		126,591,693	
Total shareholders' equity (D)	**2,249,827,803**	**48.98**	**2,250,553,785**	**51.65**	**2,120,732,844**	**46.49**
LIABILITIES						
NON-CURRENT LIABILITIES						
Medium/long-term financial liabilities	1,351,788,173		1,333,407,614		1,448,968,779	
Deferred tax liabilities	90,482,357		69,528,978		72,217,066	
Employee benefits	101,249,847		106,428,768		101,343,229	
Provisions for risks	76,231,339		71,898,694		69,935,352	
Total non-current liabilities (E1)	**1,619,751,716**	**35.27**	**1,581,264,054**	**36.29**	**1,692,464,426**	**37.10**
CURRENT LIABILITIES						
Trade and other payables	163,622,488		240,676,674		216,943,050	
Tax liabilities	20,421,409		13,856,190		45,854,760	
Short-term financial liabilities	516,497,899		264,392,274		463,137,507	
Other liabilities	22,887,780		6,213,725		22,858,828	
Total current liabilities (E2)	**723,429,576**	**15.75**	**525,138,863**	**12.05**	**748,794,145**	**16.41**
Total liabilities (E)	**2,343,181,292**	**51.02**	**2,106,402,917**	**48.35**	**2,441,258,571**	**53.51**
LIABILITIES ASSOCIATED WITH NON-CURRENT ASSETS HELD FOR SALE	**0**	**0.00**	**0**	**0.00**	**0**	**0.00**
TOTAL LIABILITIES AND EQUITY (D+E+F)	**4,593,009,095**	**100.00**	**4,356,956,702**	**100.00**	**4,561,991,415**	**100.00**

AEM S.P.A. INCOME STATEMENT (Amounts in euro)	01/01/2007 09/30/2007	%	01/01/2006 09/30/2006	%	3rd Qtr. 2007	%	3rd Qtr. 2006	%
REVENUES								
REVENUES FROM SALES	5,577,914	2.25	5,258,535	2.21	2,619,902	3.01	2,800,831	3.45
REVENUES FROM SERVICES	101,321,290	40.91	96,338,061	40.55	33,102,452	38.09	31,846,780	39.26
OTHER OPERATING INCOME	140,770,238	56.84	135,967,647	57.23	51,185,619	58.90	46,475,256	57.29
TOTAL REVENUES	**247,669,442**	**100.00**	**237,564,243**	**100.00**	**86,907,973**	**100.00**	**81,122,867**	**100.00**
OPERATING COSTS								
RAW MATERIALS AND CONSUMABLES USED	6,417,626	2.59	4,093,716	1.72	1,298,185	1.49	1,094,313	1.35
SERVICES USED	75,356,488	30.43	69,543,852	29.27	28,115,775	32.35	23,446,782	28.90
OTHER OPERATING COSTS	19,598,478	7.91	17,869,857	7.52	5,288,893	6.09	5,542,317	6.83
TOTAL OPERATING COSTS	**101,372,592**	**40.93**	**91,507,425**	**38.52**	**34,702,853**	**39.93**	**30,083,412**	**37.08**
LABOUR COSTS	**38,155,318**	**15.41**	**45,871,248**	**19.31**	**12,121,571**	**13.95**	**11,684,965**	**14.40**
GROSS PROFIT FROM OPERATIONS	**108,141,532**	**43.66**	**100,185,570**	**42.17**	**40,083,549**	**46.12**	**39,354,490**	**48.51**
AMORTISATION, DEPRECIATION, PROVISIONS AND WRITEDOWNS	**41,626,844**	**16.81**	**41,026,923**	**17.27**	**13,939,960**	**16.04**	**12,957,218**	**15.97**
NET PROFIT FROM OPERATIONS	**66,514,688**	**26.86**	**59,158,647**	**24.90**	**26,143,589**	**30.08**	**26,397,272**	**32.54**
GAINS (LOSSES) ON REVALUATION OF FINANCIAL ASSETS HELD FOR TRADING	**0**	**0.00**	**0**	**-**	**0**	**-**	**0**	**-**
OTHER GAINS (LOSSES) ON DERIVATIVES	**8,124,490**	**3.28**	**16,108,809**	**6.78**	**-1,062,607**	**-1.22**	**-10,785,157**	**-13.29**
GAINS (LOSSES) ON REVALUATION OF FINANCIAL ASSETS AVAILABLE FOR SALE	**0**	**0.00**	**245,133**	**0.10**	**0**	**-**	**0**	**-**
FINANCIAL CHARGES	**63,439,069**	**25.61**	**56,809,670**	**23.91**	**23,633,234**	**27.19**	**19,908,477**	**24.54**
INCOME (LOSSES) FROM FINANCIAL ASSETS	**112,824,129**	**45.55**	**139,513,865**	**58.73**	**1,144,896**	**1.32**	**2,557,230**	**3.15**
DIVIDEND INCOME	109,771,558	44.32	132,491,247	55.77	313,165	0.36	9,087	0.01
INCOME FROM RECEIVABLES/SECURITIES INCLUDED IN NON-CURRENT ASSETS	534,487	0.22	88,551	0.04	175,562	0.20	496	0.00
INCOME FROM RECEIVABLES/SECURITIES INCLUDED IN CURRENT ASSETS	2,504,876	1.01	6,928,480	2.92	646,169	0.74	2,520,481	3.11
EXCHANGE GAINS AND LOSSES	13,208	0.01	5,587	0.00	10,000	0.01	27,166	0.03
TOTAL FINANCIAL COSTS	**57,509,550**	**23.22**	**99,058,137**	**41.70**	**-23,550,945**	**-27.10**	**-28,136,404**	**-34.68**
GAINS (LOSSES) ON DISPOSAL OF PROPERTY, PLANT AND EQUIPMENT	**-19,200**	**-0.01**	**590,320**	**0.25**	**0**	**-**	**7,803**	**0.01**
OTHER NON-OPERATING PROFITS	**0**	**-**	**0**	**-**	**0**	**-**	**0**	**-**
OTHER NON-OPERATING COSTS	**3,273,501**	**1.32**	**0**	**-**	**0**	**-**	**0**	**-**
PROFIT BEFORE TAX	**120,731,537**	**48.75**	**158,807,104**	**66.85**	**2,592,644**	**2.98**	**-1,731,329**	**-2.13**
INCOME TAX EXPENSE	**12,520,589**	**5.06**	**13,801,155**	**5.81**	**3,630,505**	**4.18**	**5,137,482**	**6.33**
NET PROFIT (LOSS) OF ONGOING OPERATIONS NET OF TAX	**108,210,948**	**43.69**	**145,005,949**	**61.04**	**-1,037,861**	**-1.19**	**-6,868,811**	**-8.47**
NET RESULT FROM NON-CURRENT ASSETS SOLD OR HELD FOR SALE	**1,536,710**	**0.62**	**-18,414,256**	**-7.75**	**1,057,037**	**1.22**	**-12,354,430**	**-15.23**
NET PROFIT (LOSS)	**109,747,658**	**44.31**	**126,591,693**	**53.29**	**19,176**	**0.02**	**-19,223,241**	**-23.70**

AEM S.P.A. CASH FLOW STATEMENT (Amounts in euro)	09.30.2007	12.31.2006	09.30.2006
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE PERIOD	**5,003,549**	**13,542,725**	**13,542,725**
Operating activities			
Net result for the period	109,747,658	0	126,591,693
Net result for the year		176,702,774	
Non-monetary flows:			
Depreciation of property, plant and equipment	34,288,511	41,395,089	30,031,170
Amortisation of intangible assets	2,992,753	4,792,930	3,161,998
Writedowns (Writebacks) of investments	0	6,151,983	16,906,413
Change in provisions for employee benefit provisions	-5,178,921	13,826,436	8,740,897
Change in other risk provisions	4,332,645	8,933,917	6,970,575
Change in deferred tax liabilities	20,953,379	8,118,702	10,806,790
Change in working capital:			
Change in trade receivables and other short-term receivables	-7,299,550	5,224,919	-34,761,726
Change in inventories of materials	46,573	-1,018	-9,035
Change in trade payables and other short-term payables	-36,536,736	-73,795,133	-33,585,478
Change in liabilities to related parties	-17,278,176	7,156,620	-7,874,388
Change in assets to related parties	408,885	93,895,404	44,374,609
Future net cash flows from operating activities	**106,477,021**	**292,402,623**	**171,353,518**
Investing activities			
Capital expenditure in property, plant and equipment	-18,829,133	-51,301,860	-35,468,342
Capital expenditure in intangible assets	-901,268	-7,661,521	-3,837,594
Disposal of property, plant and equipment	54,900	3,328,010	21,680
Investments	-294,181,432	-147,742,000	-40,573,580
Sale of investments	399,322	147,754,713	14,030,615
Other changes in investments	0	500,000	57,823,602
Purchase and sale of treasury shares	-38,460,753	-2,316,135	-2,316,135
Future net cash flows absorbed by investment activities	**-351,918,364**	**-57,438,793**	**-10,319,754**
Free cash flow	***-245,441,343***	***234,963,830***	***161,033,764***
Financing activities			
Due to banks	261,106,881	-391,247,382	-85,967,890
Financial receivables from related parties	49,061,915	181,284,886	29,847,692
Assets for financial derivatives	-6,674,928	7,227,025	-6,530,572
Liabilities for financial derivatives	0	-1,157,203	-1,157,203
Financial payables to related parties	20,661,607	25,146,269	14,252,447
Bonds	-11,355,000	-26,700,000	-18,100,000
Payables in current a/c to parent entity	4,182,345	-45,948,031	-36,442,135
Payment of liabilities for finance leases	-4,109,650	-5,459,545	-3,913,312
Changes in shareholders' equity	52,630,340	120,463,308	40,753,448
Dividends paid	-124,643,228	-107,112,333	-107,112,333
Future net cash flows absorbed by financing activities	**240,860,282**	**-243,503,006**	**-174,369,857**
CHANGE IN LIQUID FUNDS	**-4,581,061**	**-8,539,176**	**-13,336,093**
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	**422,488**	**5,003,549**	**206,632**

AEM S.p.A.

Statement of changes in shareholders' equity

Description	Share capital	Treasury shares	Legal reserve	Other reserves	Net profit for the period/year	Total equity
Equity at 12.31.2005	**936,024,648**	**-22,756,324**	**85,152,316**	**904,420,393**	**159,975,138**	**2,062,816,171**
Allocation of net profit and distribution of dividends			8,407,015	44,534,870	-159,975,138	-107,033,253
Treasury shares		-2,316,135				-2,316,135
Treasury shares						
Adjustments deriving from the application of IAS 39				40,674,368		40,674,368
Net profit for the period					126,591,693	126,591,693
Equity at 09.30.2006	**936,024,648**	**-25,072,459**	**93,559,331**	**989,629,631**	**126,591,693**	**2,120,732,844**
Adjustments deriving from the application of IAS 39				78,970,318		78,970,318
Other changes				739,542		739,542
Net profit for the period					50,111,081	50,111,081
Equity at 12.31.2006	**936,024,648**	**-25,072,459**	**93,559,331**	**1,069,339,491**	**176,702,774**	**2,250,553,785**
Allocation of net profit and distribution of dividends			8,835,139	43,224,407	-176,702,774	-124,643,228
Treasury shares		-38,460,753				-38,460,753
Adjustments deriving from the application of IAS 39				52,630,341		52,630,341
Net profit for the period					109,747,658	109,747,658
Equity at 09.30.2007	**936,024,648**	**-63,533,212**	**102,394,470**	**1,165,194,239**	**109,747,658**	**2,249,827,803**

Statement of the Manager in charge of preparing accounting documents pursuant art. 154 bis, 2 of D.Lgs. 58/1998

The Manager in charge of preparing the Company's accounting documents of AEM S.p.A., Paolo Rundeddu, declares pursuant to art. 154 bis, 2 of the Finance Consolidation Act (D.Lgs 58/1998) that the information disclosed in this consolidated quarterly report agrees with the supporting documentation, books of account and accounting entries.

END